FLAGSTAR BANCORP | 2004 ANNUAL REPORT




FLAGSTAR BANK
FAST CASH ATM


FLAGSTAR
BANK

Flagstar Bank Corporate Headquarters

Troy, Michigan

Flagstar Bancorp (NYSE: FBC) is the holding company for Flagstar Bank, fsb, a federally chartered stock savings bank. Since its founding in 1987, Flagstar has experienced exceptional growth, and today it is the second largest banking institution headquartered in Michigan. We also are one of the nation's leading mortgage lenders.

We serve our customers through our banking centers in Michigan and Indiana and our Internet branch at www.flagstar.com. We use customer deposits, along with advances from the Federal Home Loan Bank, to invest primarily in residential loans that we originate and purchase nationwide.

In addition, we originate consumer loans in our banking markets of Michigan and Indiana, as well as second mortgages and home equity lines of credit nationally. Our primary markets for providing commercial loans are Michigan and Indiana. We also provide warehouse lines of credit to other lending institutions across the country. Our leadership in the mortgage industry also involves managing a large number of mortgages as a loan servicer.

Community Bank
Flagstar is a growth-oriented community bank with 120 banking centers in Michigan and Indiana at December 31, 2004.

Home Lender
Flagstar is one of the nation's largest single-family residential mortgage originators.

Mortgage Servicer
Flagstar collects mortgage payments and services the loans of more than 217,000 homeowners across the nation.

In 2004, we posted earnings of $143.8 million and continued our stellar record of exceeding an annual 20 percent return on equity. In fact, we achieved a return on equity in excess of 20 percent every year since we formed our holding company in 1993, with the exception of 2000 when we posted a healthy 15.2 percent return on equity. In keeping with our commitment to provide long-term stockholder value, we raised our dividend 67 percent to $0.25 a quarter.

We also significantly expanded our banking presence in 2004 by opening 22 new banking centers, a Flagstar record. At year-end 2004, our banking network included 120 branches in Michigan and Indiana.

In 2005, we anticipate opening up to 18 new banking centers, including approximately six in Atlanta, a new market for us. We are attracted to Atlanta because it is one of the fastest-growing areas in the country. We also believe it is a hospitable market for our style of community banking, which emphasizes competitive deposit pricing and personalized customer service. We are familiar with metropolitan Atlanta because it has long been the site of one of our wholesale lending support offices, and we feel it is a good match not only for our deposit products, but also for our consumer, commercial and construction loans.

In addition to expanding in Atlanta, we will continue to seek banking center locations in highly populated areas in Michigan and Indiana where we can attract deposits quickly and capitalize on our growing name recognition. Current 2005 plans call for approximately eight new banking centers in metropolitan Detroit, one in Grand Rapids, one in Saginaw, Michigan, and two in Indiana. Longer term, we hope to add up to 25 new banking centers every year between 2006 and 2009. In mapping out future growth, we intend to pursue the strategy that has worked well for us in the past — organic growth coupled with expansion through de novo banking centers.

Besides our traditional banking centers in independent locations, for several years we have opened offices in Wal-Mart supercenters and other retail/grocery outlets. In 2004, we announced an agreement with Meijer Stores, a grocery and general merchandise retailer with more than 160 locations across the Midwest, to open four in-store banking centers in the Grand Rapids area. At year-end 2004, 40 of our 120 branches were in-store banking centers.

Following three years of record home loan production, we settled into more normalized origination levels in 2004, closing $34.0 billion in residential mortgage loans. While fierce price competition and overcapacity in the industry diminished the margin on our loan sales in late 2004, we anticipate some relief in margins toward the end of 2005. Meanwhile, we continue to experience healthy growth in the percentage of purchase loans that we originate, and we expect to end 2005 with mortgage loan volumes similar to those posted in 2004. Our consumer and commercial loan portfolios are becoming an increasingly important part of our business, with strong growth expected in the coming years.

We remain diligent in expense control, while simultaneously aggressively exploring ways to enhance revenues. Our confidence in the long-term vitality of the home lending industry is unwavering.

During 2004 we welcomed three new directors to our board — Frank D'Angelo, Robert DeWitt and Michael Lucci. Mr. D'Angelo is owner and president of Century 21 Hartford South, a real estate brokerage firm he founded in 1972; Mr. DeWitt is president of DeWitt Building Co., a building and remodeling concern; and Mr. Lucci is a commercial real estate investor who also operates multiple restaurant franchises. Formerly, he was president of Bally's Total Fitness Corp.

Accolades

During 2004, Flagstar Bank received recognition both for its financial performance and its performance as an employer:

U.S. Banker magazine named Flagstar Bank to its All Star Banking team, calling us the "best performing financial institution in the country" based on three-year average return on equity.

Fortune magazine ranked Flagstar Bank 36th on its list of the 100 fastest-growing U.S. companies.

Mortgage Technology magazine cited Flagstar Bank as one of the Top 25 Tech Savvy Lenders, describing our paperless back office as "legendary in the mortgage business."

Flagstar Bank ranked among the top 10 lenders in a number of categories in the Annual Survey of Mortgage Brokers on Wholesale Lending published by **Inside Mortgage Finance**.

The Michigan Business and Professional Association named Flagstar Bank one of the 10 Elite Companies to Work For. This is the third consecutive year that Flagstar has been recognized on the list of the Best and Brightest Companies in metropolitan Detroit.

Going forward, we reaffirm our commitment to executing a growth-oriented business plan that focuses on profitability, superior customer service and ever-increasing stockholder value. We thank our board members for their time and efforts on behalf of our company, and our stockholders for the confidence they have placed in us.



Mark T. Hammond
President, Chief Executive Officer



Thomas J. Hammond
Chairman of the Board

ANOTHER YEAR OF SOLID PERFORMANCE IN RETURN ON EQUITY

In 2004, we produced net earnings of $143.8 million, or $2.24 per share, diluted, compared to $254.4 million or $3.99 per share, diluted, in 2003.*

With a return on average equity of 20.74 percent for 2004, we remained a standout among our peers in this key measure of profitability. Our return on average assets also was excellent, coming in at 1.18 percent for the year.

In the first quarter 2004, we increased our dividend 67 percent to $0.25 per share a quarter.

We achieved an annual balance sheet growth of 23.6 percent, including an increase of 29.9 percent in the deposit portfolio and 55.9 percent in the investment loan categories.

Our emphasis on broadening our loan products was evidenced by an annual growth of 141.7 percent in our consumer loan portfolio and a 37.1 percent increase in our commercial real estate portfolio.

We recorded an outstanding efficiency ratio of 50.4 percent.

Asset quality improved during the year as nonperforming loans fell $1.4 million to $56.9 million, at December 31, 2004. Total delinquencies in our investment loan portfolio equaled 0.99 percent at December 31, 2004, compared to 1.54 percent at December 31, 2003.

Consistent with our business model, approximately 95 percent of nonperforming loans are backed by single-family homes. Additionally, all of our real estate owned portfolio comprises single-family homes acquired in foreclosure.


2000 $5,761
2001 $6,620
2002 $8,196
2003 $10,553
2004 $13,125

TOTAL ASSETS AT DECEMBER 31**
(IN MILLIONS)


2000 15.23%
2001 34.97%
2002 38.36%
2003 48.58%
2004 20.74%

RETURN ON AVERAGE EQUITY**

* All statistics that relate to share data have been restated for a 2-for-1 stock dividend on May 15, 2003.

** All data have been restated to reflect overstatements on accrued interest, deferred tax liability and retained earnings, which occurred in periods prior to and including December 31, 2001.


2000** $27,423
2001** $79,653
2002 $129,343
2003 $254,352
2004 $143,754

NET EARNINGS
(IN THOUSANDS)


2000 $189.1
2001 $280.5
2002 $407.9
2003 $643.7
2004 $734.8

SHAREHOLDERS' EQUITY AT DECEMBER 31**
(IN MILLIONS)

in thousands, except per share data, at December 31	2004	2003	2002	2001**	2000**
NET EARNINGS	$143,754	$254,352	$129,343	$79,653	$27,423
EARNINGS PER SHARE — BASIC*	$2.35	$4.25	$2.22	$1.44	$0.50
EARNINGS PER SHARE — DILUTED*	$2.24	$3.99	$2.09	$1.34	$0.50
TOTAL ASSETS**	$13,125,488	$10,553,246	$8,195,840	$6,619,851	$5,760,734
TOTAL DEPOSITS	$7,379,655	$5,680,167	$4,373,889	$3,608,103	$3,407,965
STOCKHOLDERS' EQUITY**	$734,837	$643,668	$407,931	$280,473	$189,102
MORTGAGE LOAN ORIGINATIONS	$33,990,965	$56,378,151	$43,192,313	$32,996,998	$9,865,152
MORTGAGE LOANS SERVICED FOR OTHERS	$21,354,724	$30,395,079	$21,586,797	$14,222,802	$6,644,482
RETURN ON AVERAGE ASSETS**	1.18%	2.53%	1.80%	1.26%	0.53%
RETURN ON AVERAGE EQUITY**	20.74%	48.58%	38.36%	34.97%	15.23%

STAR FREEDO



Our Pledge
WE WILL...

Banking

Our banking business continued to flourish in 2004 as we added 22 new banking centers, more than 27,000 new accounts and multiple new products to our lineup. We remain committed to providing our customers with the benefits of a full-service bank, complete with 7:30 a.m. to 7:30 p.m. drive-up hours and convenient sit-down banking.

At year-end 2004, our total banking deposits stood at more than $4.2 billion, an increase of 16.7 percent, while the number of accounts grew to 223,000, up 13.8 percent.

Once again banking deposit growth was buoyed by excellent results from our Public Funds Group, which attracted more than $365 million in net municipal deposits, bringing total deposits for the group to $1.3 billion at year-end 2004. To support our public funds business, we recently expanded our staff, including a relationship manager dedicated to our Indiana market. We also added treasury management to the menu of services we provide public entities.

In 2004, we backed up our commitment to quality customer service with a "banker's protocol," a set of sales and service standards for all banking associates to follow. The protocol is based on the principles of listening to our customers, following up on their requests and treating them with courtesy and respect. In 2005, we will introduce a service guarantee to our customers that includes a pledge reinforcing our position as a market leader in deposit rates.

We also continued to consolidate all customer service functions such as our call center, banking support and loan servicing so that we can create synergies and better communicate issues across lines of business. We have invested heavily in training our customer- and financial-service representatives in product knowledge and service skills to ensure every customer transaction and every customer encounter with Flagstar is smooth, fast, error-free and courteous.

In 2005, we will introduce a service guarantee to our customers that includes a pledge reinforcing our position as a market leader in deposit rates.

We launched a new, highly competitive package of services for small businesses in an effort to capture a larger share of this attractive market, and we accompanied our introduction with a direct marketing campaign and intensive sales training to reach our target customers.

To deepen and solidify our relationships with our best customers, we developed a new product for them called VIP Checking, which offers special benefits such as bonus rates on certificates of deposit, discounts on mortgage closing costs and higher ATM withdrawal limits.

In 2004, we successfully rolled out investment and insurance products to all our banking centers. Together with IFMG Securities, we are now offering customers a full menu of mutual funds, individual stocks and bonds, fixed and variable annuities and insurance products. We also provide complete financial planning services, ranging from college funding to risk management to retirement planning. In 2005, we plan to hire more financial consultants for our branches and increase the number of Flagstar employees offering investment products. To further round out our product lineup, we started cross selling homeowner's and auto insurance products in the first quarter of 2005.

At the heart of all new banking products is the relationship management system we installed in mid-2004. When fully implemented, the system will provide a snapshot of our entire relationship with our customers, greatly enhancing our ability to serve their needs and cross sell.


2000
$3,408
2001
$3,608
2002
$4,374
2003
$5,380
2004
$7,380

TOTAL DEPOSITS AT DECEMBER 31
(IN MILLIONS)


2000
51
2001
70
2002
86
2003
98
2004
120

BANKING CENTERS AT DECEMBER 31

Our banking business continued to flourish in 2004 as we added 22 new banking centers, more than 27,000 new accounts and multiple new products to our lineup.


STAR










relationship




FLAGSTAR BANK
FLAGSTAR BANK


Customer Service


TELLERS



We launched a new, highly competitive package of services for small businesses in an effort to capture a larger share of this attractive market ...


Our Pledge

Banking Center Locations — Michigan

Alpena
Ann Arbor (5)
Battle Creek
Big Rapids
Caro
Charlotte
Coldwater (2)
Comstock Park
Fenton
Grand Haven
Grand Ledge
Grand Rapids (6)
Hillsdale
Holland (4)
Howell
Jackson (8)
Kalamazoo (3)
Lansing (5)
Ludington
Muskegon
New Hudson
Okemos
South Haven
St. Joseph
Sturgis
Three Rivers

Greater Detroit Area (44)
Belleville
Beverly Hills
Bloomfield Hills
Brighton
Brownstown Township
Canton (2)
Chesterfield Township (2)
Clinton Township (2)
Dearborn
Detroit
Farmington Hills (3)
Grosse Pointe Woods
Livonia
Macomb Township
Madison Heights (2)
Novi
Oxford
Pontiac
Rochester (2)
Roseville
Shelby Township (2)
Southgate
Sterling Heights (3)
Taylor (2)
Troy (4)
Warren (2)
Waterford
West Bloomfield
Westland


6
4
5
3
8
5
44
2


2
3
10

Banking Center Locations — INDIANA

Angola
Avon
Carmel
Fishers (3)
Fort Wayne (2)
Greenfield
Indianapolis (10)
Kokomo
Lawrence
Muncie
Richmond
Warsaw



Consumer Lending

In 2004, total consumer loans, including home equity, auto, boat and recreational vehicle loans, grew to $627.6 million, an increase of 141.7 percent from December 31, 2003. In July, we started offering home equity lines of credit through our national network of brokers and correspondent lenders, which enabled us to more than double our volume through the end of the year. We also boosted our indirect consumer lending business by building relationships with dealers selling motorcycles, off-road vehicles, recreational vehicles, home improvement services and other consumer products.

In 2005 we plan to upgrade our systems for originating consumer loans so that we can more effectively cross sell through our banking centers.

Commercial Real Estate Lending

The primary focus of our commercial lending is to help businesses build, buy or refinance property in our banking markets. In 2004, we expanded staff both in Michigan and Indiana to meet the commercial real estate needs generated by our growing banking network.

We closed $368.1 million in commercial loans in 2004, bringing our portfolio to $751.7 million, an increase of 37.1 percent from December 31, 2003. We had $8.4 million in non-real estate commercial loans at December 31, 2004.

Construction Lending

Our prominence in the mortgage business has helped us leverage our relationships with builders to expand our construction lending. Today we have the capability to do construction loans in all 48 contiguous states and offer a variety of programs, including the option of one- or two-time closings.







Wholesale Lending and Home Lending

We are a leading mortgage wholesaler, funding loans for more than 9,000 mortgage brokers nationwide. In addition, we purchase loans from approximately 1,700 correspondent mortgage lenders, including banks and credit unions with whom we have a business relationship. We rank nationally as the ninth largest wholesaler and the 13th largest correspondent lender in the country.

In 2004, we closed $34.0 billion in residential mortgage loans, with $19.7 billion generated through our wholesale network of mortgage brokers, $10.4 billion attributable to our correspondent partners and the remainder through our home lending centers. Throughout the year, we continued to refine processes and automate workflows to make it easier for our customers to do business with us. Improvements in 2004 included extending the benefits of paperless document delivery via the Web to our wholesale and retail home loan originators and introducing e-mail alerts to notify originators when an underwriting decision is made on their loan.

We also originate residential mortgages under our own name through our network of home loan centers in 26 states. In 2004, this network of 112 offices produced $3.9 billion in home loans. We pride ourselves on hiring experienced loan officers and providing them with quick-response origination technology. Together with our competitive rates, wide array of loan products and "anywhere, anytime" convenience, we make it easy and attractive for consumers to choose Flagstar for their home lending needs. Ultimately, we anticipate operating home loan centers in all major U.S. metropolitan markets.

Direct Lending

We provide home loans and home equity products directly to consumers through our Web site, www.flagstar.com, as well as via a toll-free number to our Direct Lending department. In 2004, we improved service to our Web customers by giving them the ability to receive instant approval for a variety of home loan products and lock in their interest rate — all online and all at their convenience. We also created a new division that focuses on promoting home equity lines of credit to our existing banking and home loan customers.

Direct Lending closed $122 million in home loans and $30 million in home equity loans in 2004. Our direct-to-consumer loans are an efficient way to reach customers seeking quick decisions and easy access to home loan professionals. We expect this fast-growing segment of our business ultimately to contribute at a level comparable to our wholesale, correspondent and home lending channels.

Warehouse Lending

In order to close residential mortgage loans, lending companies at times borrow the required funds from a warehouse lender, such as Flagstar Bank. Our ability to provide this specialized financing has strengthened our relationships with our correspondent lending customers. In 2004, we extended $1.5 billion in credit to 441 customers. At year-end, we had $249.3 million in credit drawn and outstanding.





Home Loan Centers — Michigan

Alpena
Ann Arbor
Battle Creek
Bruce Township
Cadillac
Caseville
Charlotte
Flint
Fort Gratiot
Frankenmuth
Fremont
Grand Rapids
Grand Haven
Houghton Lake
Jackson
Lansing (3)
Lapeer
Midland
Millington
Mount Pleasant
Okemos
Oscoda
Saginaw
Traverse City

Greater Detroit Area (29)
Allen Park
Bingham Farms
Birmingham
Bloomfield Hills (2)
Clinton Township (2)
Commerce Township
Clarkston (2)
Farmington Hills
Ferndale
Harper Woods
Lake Orion
Madison Heights
New Baltimore
Oak Park
Oakland Township
Plymouth
Romeo
Royal Oak
Shelby Township
Southfield (2)
Sterling Heights (2)
Troy
Waterford
Westland


3
29

Home Lending and Wholesale Locations

Home Loan Centers

Scottsdale, Ariz.
Tucson, Ariz. (2)
Greenbrae, Calif.
Hercules, Calif.
Huntington Beach, Calif.
Kentfield, Calif.
Palm Desert, Calif.
Tracy, Calif.
Danbury, Conn.
Hudson, Fla.
Orlando, Fla.
Pembroke Pines, Fla.
Sandy Springs, Ga.
Tinley Park, Ill.
Fort Wayne, Ind.
Indianapolis, Ind.
Lexington, Ky.
Baton Rouge, La.
Lake Charles, La.
Metarie, La.
Slidell, La.
Gloucester, Mass.
MICHIGAN (55)
(SEE MAP above)
Fort Washington, Md.
Biloxi, Miss.
Jackson, Miss.
Olive Branch, Miss.
Vicksburg, Miss.
St. Louis, Mo. (2)
Springfield, Mo.
Pahrump, Nev.
Mesquite, Nev.
Las Vegas, Nev.
Hampton, N.H.
Sparta, N.J.
Bellerose, N.Y.
Richmond Hill, N.Y.
White Plains, N.Y.
Cornelius, N.C.
Raleigh, N.C.
Cleveland, Ohio
Vermilion, Ohio
Lake Oswego, Ore.
Portland, Ore. (2)
Roseburg, Ore.
Dresher, Pa.
Philadelphia, Pa.
Columbia, S.C.
Vienna, Va.
Warrenton, Va.
Mt. Vernon, Wa.
Green Bay, Wis. (2)
Racine, Wis.
US Virgin Islands

Wholesale Offices

Phoenix, Ariz.
Costa Mesa, Calif.
Walnut Creek, Calif.
Denver, Colo.
Boca Raton, Fla.
Atlanta, Ga.
Chicago, Ill.
Wakefield, Mass.
Troy, Mich.
Bucyrus, Ohio
Lake Oswego, Ore.
Dallas, Texas
Bellevue, Wash.


2
2
2
55
2
2

○ Home Loan Centers
● Wholesale Offices

US Virgin Islands

In 2004, we contributed to the betterment of our communities in myriad ways, including sponsorships, volunteerism and the generosity of our employees. Two programs, in particular, stood out as testaments to our corporate good citizenship. One was a program with Fannie Mae that focused on expanding home financing to underserved borrowers nationwide, while the other focused on home safety and our leadership role in Michigan in promoting the use of smoke alarms.

In concert with Fannie Mae, we agreed to a five-year, $100-billion community lending alliance to bring affordable home financing to the underserved, including multicultural borrowers, through our national network of home lenders and brokers. Fannie Mae is the nation's largest source of financing for home mortgages.

The alliance combines Fannie Mae's lending products, marketing expertise and outreach programs with Flagstar's extensive customer base and track record of successful lending to underserved communities. Flagstar and Fannie Mae also will identify opportunities to work with faith-based and other organizations to target immigrant communities, women-headed households, rural borrowers and others. Fannie Mae has agreed to purchase eligible mortgages originated through the alliance, making it possible for Flagstar to generate additional home loans.

Throughout 2004, we were involved in a number of other activities in Michigan and Indiana to support affordable housing. These included:

- In Detroit, we were a local sponsor and participant in With Ownership, Wealth, a national initiative known as WOW that was started by the Congressional Black Caucus Foundation to increase minority homeownership.

- In Grand Rapids, we sponsored and participated in Raise the Roof day, an annual event where volunteers repair the homes of low-income, senior and disabled residents.

- In Flint, we regularly participated with the Mission of Peace Community Development Corporation in a loan program to provide affordable housing.

- In Lansing, we continued our sponsorship of the Michigan Conference on Affordable Housing, where community organizations, housing agencies and others come together to discuss issues and strategies relating to affordable housing.

- In Indianapolis, we were a sponsor of the Indiana Affordable Housing Conference and the Community Economic Development Conference. We also provided community development grants to several community organizations in our Indiana markets.

We have long been a leader in fire safety, but in 2004, we took our leadership to a new level. After three years of lobbying the Michigan legislature, we succeeded in helping to pass a series of bills called the Flagstar Fire Safety Package, which requires all residences in the state, including apartment buildings, to have smoke



alarms. Failure to comply is now a misdemeanor punishable by fine and imprisonment, and a single statewide law now applies to all dwellings.

Our commitment to fire safety dates to 1999 when we launched Safety First, a program to distribute free smoke alarms to several Michigan municipalities. We supported the program with an advertising campaign tying fire prevention to the safe use of Christmas trees. The tag line for the ads urged consumers to buy a smoke alarm before they plugged in their Christmas trees. To date, we have distributed more than 17,000 smoke alarms.

In 2004, we began promoting fire safety using educational materials — a storybook and a sing-along CD aimed at young children. After offering the educational materials at our banking centers, we plan to make them available to schools through community fire departments.

We have traditionally taken a leading sponsorship role in major events in metropolitan Detroit and Indianapolis, and in 2004 we continued this commitment with sponsorship of the Detroit Free Press/Flagstar Bank Marathon, Arts, Beats and Eats and the Flagstar Bank Indianapolis 500 Festival Parade.

Our employees are personally involved in their communities by serving on boards or working on the committees of various community organizations. Additionally, they contribute financially to many causes. In 2004, organizations benefiting from the generosity of our employees included the John George Home, Big Brothers Big Sisters, the Juvenile Diabetes Research Foundation, the Haven, the Jackson and Oaklawn Hospices, Girls on the Run, the Autism Society of Michigan, the Center for Independent Living, the tsunami relief effort, Share A Smile and others. In 2004, we continued to support Habitat for Humanity, contributing to and working with several Habitat organizations in our banking markets. Our employees also were involved in coordinating and participating in various food drive programs, including FOCUS: Hope in Detroit and Lighthouse of Oakland County.


FLAGSTAR 200
MIS
FLAGSTAR 200
THE SALVATION ARMY
THE SALVATION ARMY

DIRECTORS AND MANAGEMENT TEAM

Directors
Flagstar Bancorp, Inc.

Thomas J. Hammond	Chairman of the Board
Mark T. Hammond	Vice Chairman of the Board, Chief Executive Officer, President
Charles Bazzy	Director (outside)
Michael W. Carrie	Director, Executive Director, Treasurer, Chief Financial Officer
James D. Coleman	Director (outside)
Frank D'Angelo	Director (outside)
Robert W. DeWitt	Director (outside)
Richard S. Elsea	Director (outside)
Kirstin A. Hammond	Director, Executive Director
Michael Lucci, Sr.	Director (outside)
Robert O. Rondeau, Jr.	Director, Executive Director

Management Team
Flagstar Bank, fsb

Thomas J. Hammond	Chairman of the Board
Mark T. Hammond	Chief Executive Officer, President
Michael W. Carrie	Executive Director, Treasurer, Chief Financial Officer
Kirstin A. Hammond	Executive Director
Robert O. Rondeau, Jr.	Executive Director
Joan H. Anderson	Executive Vice President
M. David Bowers	Executive Vice President
W. Steven Brooks	Executive Vice President
Alessandro P. DiNello	Executive Vice President
Charles C. Kirkpatrick	Executive Vice President, Chief Information Officer
William M. Robinson III	Executive Vice President
Mary Kay Ruedisueli	Executive Vice President
Karen F. Shreve	Executive Vice President

Stockholder Assistance
For help with name, address or stock ownership changes, to report lost or stolen stock certificates or to get assistance with other stockholder issues, please contact our agent directly:

Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, NJ 07016

(800) 368-5948
e-mail: info@rtco.com
www.rtco.com

In all communication with Registrar and Transfer Company, be sure to mention Flagstar Bancorp and provide your name as it appears on your stock certificate, along with your Social Security number, daytime phone number and current address.

In addition, individual investors may report a change of address, request a shareholder account transcript, place a stop on a certificate or obtain a variety of forms by logging on to www.rtco.com and clicking Investor Services.

Dividend Reinvestment Plan
Under Flagstar Bancorp's dividend reinvestment plan, registered shareholders may purchase additional shares of Flagstar Bancorp stock by reinvesting their cash dividends. There is no minimum investment required to participate in the plan. For more information, contact Registrar and Transfer Company.

Direct Deposit of Dividends
Registered stockholders of Flagstar Bancorp common stock can have their dividend payments deposited into their checking, savings or money market account at any financial institution in the United States that accepts electronic deposits. A brochure describing the service and an authorization form are available from the Registrar and Transfer Company.

Equal Employment Opportunity/Equal Housing Lender
Flagstar Bancorp does not discriminate against any person on the basis of race, color, religion, national origin, sex, age, handicap, height, weight, familial status, marital status, veteran disability or Vietnam veteran status with respect to recruiting, hiring, promoting, transferring, terminating and other terms and conditions of employment. Additionally, we are an equal housing lender.

FLAGSTAR® BANCORP

2004

ANNUAL REPORT

ON

FORM 10-K

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mark One

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: **001-16577**

FLAGSTAR BANCORP, INC.

(Exact name of registrant as specified in its charter)

Michigan	**38-3150651**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5151 Corporate Drive, Troy, Michigan	**48098-2639**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(248) 312-2000**

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $0.01 per share

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☒ No ☐

The registrant's voting stock is traded on the New York Stock Exchange. The estimated aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the last sale price ($19.88 per share) at which the stock was sold on June 30, 2004, was approximately $607.7 million. For purposes of this calculation, the term "affiliate" refers to all executive officers and directors of the registrant and all members of the original stockholder group that collectively own approximately 50.0% of the registrant's outstanding Common Stock.

As of March 1, 2005, 61,415,030 shares of the registrant's Common Stock, $0.01 par value, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following lists the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

1. Portions of the Proxy Statement for the 2005 Annual Meeting of Stockholders.

TABLE OF CONTENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company including statements preceded by, followed by or that include the words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain," "pattern" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, which are intended to identify "forward looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995.

There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) a significant increase in competitive pressures among depository institutions in our primary market areas; (2) significant or sustained increases in the interest rate environment that could reduce our net interest margins; (3) sudden or sustained changes in significant factors of our loan portfolio, such as an increase in prepayment speeds, decline in loan origination and sale volumes, or increases in charge-offs or loan loss provisions; (4) changes in general economic conditions, either national or in the states in which the Company does business, that are less favorable than expected; (5) political developments, wars or other hostilities that disrupt or increase volatility in securities markets or other economic conditions; (6) legislative or regulatory changes or actions that adversely affect the businesses in which the Company is engaged; (7) changes and trends in the securities markets; (8) a delayed or incomplete resolution of regulatory issues; (9) the impact of reputational damage created by the developments discussed above on such matters as business generation and retention, funding and liquidity; and (10) the outcome of any regulatory and legal investigations and proceedings that might arise.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

PART I

ITEM 1. BUSINESS

GENERAL

Flagstar Bancorp ("Flagstar" or the "Company") is a Michigan-based thrift holding company founded in 1993. Our stock is traded on the New York Stock Exchange under the symbol "FBC". Our primary subsidiary is Flagstar Bank, fsb (the "Bank"), a federally chartered stock savings bank.

We report our financial condition and net earnings on a consolidated basis but report segmented operating results for both our banking group and our home lending group. Each operation is linked to one another in many aspects of their respective businesses and in fact is reliant on the other for completion of their respective operation. The Bank is a member of the Federal Home Loan Bank System ("FHLB") and is subject to regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). Our deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

Our banking group primarily collects deposits from the general public and local government agencies at 120 banking centers in southern Michigan and Indiana. We collect certificates of deposits utilizing investment-banking firms to distribute our deposit offerings to consumers through independent brokerage firms. We solicit business through our Internet branch found at *www.flagstar.com*. We also borrow funds from the Federal Home Loan Bank of Indianapolis and issue debt through secondary market sources. We invest these funds in a variety of consumer and commercial loan products offered to the general public. Our primary investment vehicle is single-family mortgage loans originated or acquired by our home lending group.

Our home lending group uses three channels to obtain single-family mortgage loans for resale to investors. We acquire single-family mortgage loans on a wholesale basis nationally. We originate single-family loans on a consumer direct basis from 112 home loan centers in 26 states and our national call center located in Troy, Michigan. We also originate mortgage loans from our 120 banking centers located in Michigan and Indiana. Our wholesale division is supported by 11 regional offices. In order to originate or acquire these mortgage loans, the home lending group utilizes funds provided by the banking group. We sell the majority of the loans we produce in the secondary market on a whole loan basis or by securitizing the loans into a mortgage-backed security. Mortgage-backed securities are issued through the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and the Government National Mortgage Association ("GNMA"). We sell primarily conforming originations on a servicing-retained basis. We also service a large portfolio of mortgage loans for others, $21.4 billion at December 31, 2004. The home lending group collects and holds in escrow, payments for principal and interest, hazard and mortgage insurance, and various property taxes. The home lending group then distributes these funds to the appropriate third party on a contractual basis. We later sell the majority of these mortgage servicing rights in separate secondary market transactions.

Our executive offices are located at 5151 Corporate Drive, Troy, Michigan 48098, and our telephone number is (248) 312-2000.

ITEM 1. BUSINESS (continued)

CORPORATE STRATEGIES AND OBJECTIVES

Historical Perspective

We began our corporate existence as a savings bank in 1987 with a $3.0 million balance sheet and one banking center. Before our registration as a savings bank, we operated as a mid-sized regional mortgage banking company. Our growth since 1987 has been extremely rapid. In 1994, we acquired Security Savings Bank of Jackson, Michigan. Since that acquisition, we have been focused on growing our banking operation. The revenue stream created by a banking operation was sought to counter the cyclical operating results of our home lending operation.

Although our core operations are categorized as two distinct operations, they are complementary business lines. The home lending operation originates assets for our banking operation and our banking operation provides funding for our home lending operation. The loans originated in our local market areas provide cross-selling opportunities for our banking products.

At December 31, 2004 our total assets were $13.1 billion and we operated 120 banking centers. Over the past five years, we have grown our total assets an average of 25.1% per year, our deposits an average of 27.5% per year, and the number of our home lending and banking centers an average of 27.3% per year. Our goal over the next five years is to double the number of our banking and home lending centers and to continue to increase market share within the markets we serve. We will also strategically open home lending centers in metropolitan retail markets we do not currently serve.

Toward this goal, during 2005, we expect to expand our banking center network by up to 18 new banking centers and we project the number of home loan centers will expand by 25. This expansion will allow us to continue to grow our deposit base and our consumer direct loan originations. During 2005, we also anticipate growing our asset base approximately 26.0%.

Also during 2005, we will enter our third state for deposit banking. We have chosen a de novo strategy to open a total of 14 branches over the next two years in the Atlanta, Georgia market area.

Business Objective

Our business objective has always been to generate stockholder value by providing high returns on equity and assets, while aggressively growing the Company's asset base and facility locations. Over the past five years, we have delivered a return on average equity greater than 31% and a return on average assets greater than 1%.

Since our initial public offering in 1997, we have not issued any new common equity. We have successfully completed six debt capital offerings. We have also completed three stock splits issued in the form of stock dividends and have increased the cash dividend on our common stock eight times.

During 2004, we completed the placement of a $25.8 million private debt offering. The proceeds from this offering will be used to continue to leverage our consolidated assets.

ITEM 1. BUSINESS (continued)

Business Strategy

BANKING OPERATIONS

Through our banking group, we offer a comprehensive line of consumer and commercial financial products and services to individuals and small and middle market businesses. We provide service to approximately 225,000 households through our 120 banking centers (both free-standing and in-store) and 176 automated teller machines located in Michigan and Indiana. We also offer our customers the convenience of 24-hour telephone and Internet banking services. Our banking centers are open in most locations from 7:30 a.m. to 7:30 p.m., Monday through Friday, with 8:30 a.m. to 4:00 p.m. hours on Saturday. Our in-store banking centers are also open Sunday from 8:30 a.m. to 4:00 p.m.

Our strategy is to expand our base of consumer and commercial relationships by combining a high level of customer service with our broad-based product line. We will continue to open de novo banking centers in areas that meet our demographic model. As has been the approach on all of our other banking center openings, we will lead with price. Upon community acceptance of the location and the Flagstar brand, we will then promote to establish checking and savings accounts. These are introductory rates offered on a short-term basis as part of each grand opening and are intended to provide the newly opened facility with a marketing tool that could facilitate immediate community acceptance.

Our banking group offers various consumer and commercial deposit products, as well as a variety of value-added, fee-based banking services. Our deposit product offerings include various checking, savings, and time deposit accounts. Fee-based services include, but are not limited to:

- payment choices, including debit card, pay-by-phone, online banking, money orders, bank checks, and traveler's checks,
- a membership program featuring free checks, a variety of product discounts, shopping and travel services, and credit card protection service, and
- safety deposit box rentals.

One of our primary accomplishments in 2004 was the opening of 22 new banking centers. Our focus on expansion will remain unchanged in 2005, with up to 18 banking centers expected to open. The majority of these new openings will be freestanding banking centers located in metropolitan Detroit, Atlanta, and Indianapolis.

Banking Center Overview. At December 31, 2004, we had 120 banking centers in operation, with 96 located in Michigan and 24 located in Indiana. Of these centers:

- 55 banking centers are free-standing office buildings,
- 40 banking centers operate under our in-store program, and
- 25 centers are in facilities where the banking center is a tenant among other retail service providers.

Growth of the Banking Center Network. We continue to increase the number of our banking centers as part of our overall strategic growth plan. Of our 120 banking centers:

- 22 were opened in 2004, including seven in December alone; and
- 50 were opened in the past three years, including 12 of the Indiana banking centers.

In 2005, we expect to continue to focus on the expansion of our banking center network. For 2005 we expect to open up to an additional 18 banking centers. Of those, six are expected to open in Atlanta, Georgia with the balance expected to be located in metropolitan Detroit and Indianapolis. The majority of these new openings will be freestanding banking centers.

Deposit Strength of Banking Centers. In 2004, the average size of a banking center's deposit portfolio was $33.6 million. Of the 120 banking centers in operation during 2004, 24 had deposits of less than $10.0 million. The deposit strength of the various banking centers varies, with low deposit portfolios usually found in our newer branches and our in-store branches.

The average size of the deposit portfolio at branches opened during the following years is as follows:

- 2001 – $25.6 million
- 2002 – $22.6 million
- 2003 – $19.4 million
- 2004 – $7.9 million

In-Store Banking Centers. Each of our in-store banking centers offer the same products and services to our customers as are available at our free-standing banking centers without any significant difference in operating costs. By relying upon in-store banking centers to expand our banking center network, we avoid the significant building costs of free-standing banking centers while obtaining marketing exposure in a high customer traffic area. The customers using our in-store banking centers are substantially the same as the customers using our freestanding banking centers.

Our 40 in-store facilities include 34 banking centers located within a Wal-Mart retail store. In June 2000, the Company entered into an agreement with Wal-Mart that permits us to provide banking services within new or refurbished Wal-Mart retail locations in Michigan and Indiana. The in-store banking centers welcome customers with an open, free-flowing retail environment. The customer can interact with roaming customer service representatives or become engaged by high-tech, self-help, touch screens in the cashless e-banking center.

Fifteen of the in-store banking centers are located in Indiana and 25 are located in Michigan. At this time, the Company expects to open one more in-store facility in the Grand Rapids, Michigan market area. This location is expected to open in early 2005.

Eight of the 24 banking centers in Indiana were opened under the Wal-Mart in-store program during the past four years. The in-store banking centers had an average deposit portfolio of $17.4 million compared with the non-in-store banking centers that had average deposits of $41.7 million. Banking centers opened under the in-store program opened in 2001, 2002, 2003 and 2004 had average balances of $19.9 million, $12.7 million, $11.5 million and $5.7 million, respectively.

Deposit levels also depend on the location of the banking center. The Indiana in-store banking centers had an average deposit portfolio of $19.4 million, while the Michigan in-store banking centers had an average deposit portfolio of $16.2 million. In Michigan, the Detroit metropolitan area in-store banking centers had an average deposit portfolio of $20.1 million

Lending within the Banking Operation

One of the banking group's primary business objectives is to expand its lending activities, as it generally offers higher returns than the lending activities of our home lending group. The size of our loan portfolio has grown significantly in recent years, partly due to the concentration placed on this objective by the Company.

The following consumer loan products are available through our banking centers:

- second mortgage loans, both for purposes unrelated to the property securing the loan and for renovation or remodeling;
- loans for automobiles, marine and recreational vehicles;
- student loans;
- loans secured by deposit accounts; and
- secured and unsecured loans made under our personal line of credit or term loan programs.

At December 31, 2004, Flagstar's consumer loan portfolio contained $196.5 million of second mortgage loans, $601.6 million of equity line loans, and $26.0 million of various other consumer loans such as personal lines of credit, and automobile loans. Consumer loans, including second mortgage loans, comprise 7.8% of the Company's investment loan portfolio at December 31, 2004. Flagstar's underwriting standards for a consumer loan include an analysis of the applicant's payment history on other indebtedness and an assessment of the applicant's ability to meet existing obligations as well as payments on the proposed loan. During 2004, the Company originated a total of $693.5 million in consumer loans versus the $392.2 million originated in 2003.

We also offer a full line of commercial loan products and banking services especially developed for our commercial customers through our banking centers and main office location. We concentrate on developing and maintaining strong client relationships with small and mid-sized companies. Our core commercial customers are companies with $5 million to $100 million in total sales. We offer the following commercial loan products:

- business lines of credit, including warehouse lines of credit to other mortgage lenders,
- working capital loans,
- equipment loans, and
- loans secured by real estate.

Commercial loans are made on a secured or unsecured basis. Collateral for secured commercial loans may be business assets, real estate, personal assets, or some combination thereof. Our decision to make a commercial loan is based on an evaluation of the borrower's financial capacity, including such factors as income, other indebtedness, credit history, company performance, and collateral. All loans on income-producing properties are evaluated by a qualified, certified appraiser to ensure that the appraised value of the property to be mortgaged or the enterprise value of the borrower satisfies the Company's loan-to-value ratio requirements of no higher than 90%. The Company also generally requires a minimum debt-service ratio of 1.2 to 1. In addition, the Company considers the experience of the prospective borrower with similar properties, the creditworthiness and managerial ability of the borrower, the enforceability and collectibility of any relevant guarantees and the quality of the asset to be mortgaged. The Company officer processing the loan also generally performs various feasibility and income absorption studies in connection with the loan.

At December 31, 2004, our commercial real estate loan portfolio totaled $751.7 million, or 7.1% of our investment loan portfolio. At December 31, 2004, our non-real estate commercial loan portfolio was $8.4 million, or 0.1% of our investment loan portfolio. During 2004, we originated $368.1 million commercial loans versus $239.5 million in 2003. At December 31, 2003, our commercial real estate portfolio totaled $548.4 million and our non-real estate commercial loan portfolio totaled $7.9 million.

We also offer warehouse lines of credit to other mortgage lenders. These lines allow the lender to fund the closing of a mortgage loan that is often acquired by the Company. Each extension or drawdown on the line is collateralized by a mortgage loan. These lines of credit are personally guaranteed by a qualified principal officer of the borrower. It is not a requirement that the loan collateralizing the borrowing be sold to Flagstar or that the borrower have a correspondent relationship with the Company.

The aggregate amount of warehouse lines of credit granted to other mortgage lenders during 2004 was $1.5 billion of which $249.3 million was outstanding at December 31, 2004. At December 31, 2003 $2.0 billion in lines had been granted, of which $346.8 million was outstanding.

Among the warehouse lines of credit we extended were a series of warehouse loans totaling $22.4 million we made to two related borrowers in March 2004 that were subsequently determined to be fraudulently obtained. Upon discovery of the fraud, we seized cash and real property with an estimated value of $13.4 million. The cash and real property are subject of competing claims from another mortgage company that was also defrauded and from the United States Government through a forfeiture action. In addition to any loss mitigation efforts, we have filed a claim pursuant to our fidelity bond. Management believes that the fidelity bond should cover any loss incurred. There can be no assurance that our efforts to recover that remaining balance will be successful, or that we will not suffer any further loss from these loans. Management believes that any losses that might be sustained would not be material to the operations of the Company.

HOME LENDING OPERATIONS

Our home lending group conducts its operations from our 120 banking centers and 112 home loan centers located in 26 states. Our largest concentration of offices is in southern Michigan, where we have 96 banking centers and 55 home loan centers. We also maintain 11 wholesale support offices that assist correspondent mortgage lenders nationwide. During 2004, we were again one of the country's top 20 largest mortgage loan originators.

The origination or acquisition of residential mortgage loans constitutes our most significant lending activity. We originated or acquired $34.0 billion, $56.4 billion, and $43.2 billion of mortgage loans during the years ended December 31, 2004, 2003, and 2002, respectively. These loans are either for the purchase of a home or the refinance of an existing mortgage debt. The Company has continued to expand its operations each year and is evident when one views the level of purchased money mortgage originations made in each successive year.

The following table shows for each successive year the amount (in thousands) and percentage of both refinance and purchase money mortgages originated:

Year	Total Originated	Purpose			
		Purchase	%	Refinance	%
2004	$33,990,965	$13,237,374	38.9	$20,753,591	61.1
2003	56,378,151	7,272,308	12.9	49,105,843	87.1
2002	43,192,313	8,034,177	18.6	35,158,136	81.4
2001	32,996,998	7,130,161	21.6	25,866,837	78.4
2000	9,865,152	6,098,252	61.8	3,766,900	38.2
1999	14,550,258	6,178,246	42.5	8,372,012	57.5
1998	18,852,884	5,442,767	28.9	13,410,117	71.1
1997	7,873,099	4,079,583	51.8	3,793,516	48.2

Each loan originated or acquired is for the purpose of acquiring or refinancing a one-to-four family residence and is secured by a first mortgage on the property. We offer traditional fixed-rate and adjustable-rate mortgage loans with terms ranging from one year to thirty years. The majority of our products conform to the respective underwriting guidelines established by FNMA, FHLMC, and GNMA ("the Agencies").

As a part of our overall mortgage banking strategy, we securitize the majority of our mortgage loans through the Agencies. We generally securitize our longer-term, fixed-rate loans while we invest in the shorter duration and adjustable rate product we originate. Securitization is the process by which mortgage loans we own are exchanged for mortgage-backed securities that are guaranteed by the Agencies. These mortgage-backed securities are then sold to a secondary market investor. The servicing related to the sold loans is generally retained and later may be sold to other secondary market investors. We, for the most part, do not sell the servicing rights to loans originated within our banking markets.

We routinely sell residential mortgage loans to the secondary market. As part of these sales, we make customary representations and warranties to the purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided. We are not required to reimburse purchasers for any missed loan payments or for any reduced income as a result of a loan being prepaid. If any loans do not comply with the representations and warranties made by us, we may repurchase the loans or else indemnify the purchaser for any related losses. In order to account for the repurchase and indemnification exposure that results from our representations and warranties, we maintain a secondary market reserve, which had a balance of $19.0 million and $10.3 million at December 31, 2004 and 2003, respectively.

All mortgage loans are reviewed by an underwriter at our national headquarters or at one of our wholesale lending centers. We also contract underwriters employed by mortgage insurance companies to underwrite loans. Additionally, certain correspondents have delegated underwriting authority. Any loan not underwritten by a Flagstar employed underwriter is warranted by the individual underwriter's employer, whether it is a mortgage company or a mortgage insurance company.

To further protect us from loss, we generally require that any loan with a loan-to-value ratio in excess of 80% must carry mortgage insurance. A loan-to-value ratio is the percentage that the original principal amount of a loan bears to the appraised value of the mortgaged property. In the case of a purchase money mortgage, the lower of the appraised value of the property or the purchase price of the property securing the loan is used. We require a lower loan-to-value ratio, and thus a higher down payment, for non-owner-occupied loans. In addition, all home mortgage loans originated are subject to requirements for title, fire, and hazard insurance. Real estate taxes are generally collected and held in escrow for disbursement. We are also protected against fire or casualty loss on home mortgage loans by a blanket mortgage impairment insurance policy that insures us when the mortgagor's insurance is inadequate.

PRODUCTION CHANNELS

We utilize three production channels to originate or acquire mortgage loans. Each production channel produces a similar loan product and each loan acquired is underwritten by us or a contracted representative using the same underwriting standards.

Wholesale

In a wholesale purchase transaction, we supply the funding for the transaction at the closing table. This is also known as "table funding." The mortgage broker completes all of the up-front paperwork and receives an origination fee from the mortgagor and a servicing release premium from us. These brokers are serviced by our wholesale account executives. We have relationships with over 9,000 individual brokerage companies located in all 50 states. During 2004, we closed $19.7 billion utilizing this origination channel, which equaled 57.9% of total originations versus $32.0 billion originated in 2003 and $24.9 billion originated in 2002. During 2004, 59.1% of loan originations in this category were for the refinance of an existing mortgage loan.

Correspondent

In a correspondent purchase transaction, we acquire the loan after the mortgage company has funded the transaction. The mortgage company completes the entire origination process and we pay a "servicing release" premium plus a market price for the loan. A "servicing release" premium reflects the value of the right we also obtain to service the loan. Our correspondent relationships are also serviced by our wholesale account executives. We have relationships with over 1,700 individual mortgage origination companies located in all 50 states. During 2004, we closed $10.4 billion utilizing this origination channel, which equaled 30.6% of total originations versus the $18.3 billion originated in 2003 and $14.2 billion originated in 2002. During 2004, 63.9% of loan originations in this category were for the refinance of an existing mortgage loan.

Consumer Direct

In a consumer direct transaction, we originate the loan through one of our loan officers located in one of our banking centers or home loan centers. We complete the entire origination process and fund the transaction. This origination channel is the fastest growing portion of our home lending operation.

Our consumer direct lending is conducted from our 120 banking centers and 112 home loan centers located in 26 states. Our largest concentration of offices is in southern Michigan, where we have 96 banking centers and 55 home loan centers. During 2004, we opened 26 new offices within our consumer direct division. We treat every loan office as a separate cost center and continually evaluate its profitability. In this process, 28 loan offices were closed during 2004 because of a shortfall in profitability. These offices function much like our wholesale channel. Originated loans are processed similar to a third party transaction using market pricing and direct costs. To evaluate profitability, the office is allocated all costs related to the individual office but in turn is allocated all fees collected in the origination process. We centralized accounting, legal, data processing, underwriting, and payroll services on an allocated cost basis. The office must deliver its originated loans to us, except that the office staff is allowed to broker away a small portion of its originations when we do not provide the loan program needed to complete the transaction. During 2004, less than 2.5% of consumer direct originations resulted in non-Flagstar loan products. The loan office manager is paid on a per loan basis as is every loan officer but is also allowed to share in a profitability bonus based on the overall operation of the individual office.

During 2004, we closed $3.9 billion utilizing this origination channel, which equaled 11.5% of total originations versus the $6.1 billion originated in 2003 and $4.1 billion originated in 2002. During 2004, 52.4% of loan originations in this category were for the refinance of an existing mortgage loan.

HOME LENDING AND THE INTERNET

We have always been a strong advocate of the Internet and its use within the mortgage origination process. During 2004, our wholesale customers and correspondents were able to register loans, lock the interest rates on loans, and check their in-process inventory, production statistics, and underwriting status through the Internet. During 2004, approximately 90% of all mortgage loans closed utilized the Internet in the completion of the mortgage origination or acquisition process. Our loan officers and brokers utilized the Internet as a communication tool and our correspondents utilized the Internet as a delivery system. During 2005, we will continue to utilize our research and development to streamline the mortgage origination process and bring service and convenience to our correspondent partners and customers.

CONSTRUCTION LENDING

We also engage in construction lending involving loans to individuals for construction of one-to-four family residential housing. These properties are located throughout the United States with a large concentration in our southern Michigan market area. These construction loans usually convert to permanent financing upon completion of construction. At December 31, 2004, our portfolio of loans held for investment included $67.6 million of loans secured by properties under construction, or 0.6% of total loans held for investment. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as permanent mortgages, except during a construction period of up to nine months; the borrower is required to make interest-only monthly payments. Monthly payments of principal and interest commence one month from the date the loan is converted to permanent financing. Borrowers must satisfy all credit requirements that would apply to permanent mortgage loan financing prior to receiving construction financing for the subject property. During 2004, the Company originated a total of $112.3 million in construction loans versus the $99.8 million originated in 2003 and $73.8 million originated in 2002.

Asset Quality

It is the intent of management to maintain an asset portfolio that contains high quality short-duration loans. The Company has consistently focused on following a conservative posture with respect to credit risk which is reflected in our asset quality. At December 31, 2004, approximately 93.0% of the Company's earning assets consisted of loans collateralized by single-family mortgage loans. Mortgage loans are acquired or originated by the home lending group and underwritten on a loan-by-loan basis.

The credit quality of the Company's commercial loan, non-single family mortgage-related consumer loan, and commercial real estate loan portfolio, which in the aggregate comprises only 6.5% of earning assets at December 31, 2004, remains good. During the past three years, the Company has emphasized commercial real estate lending in its retail market area and second mortgage lending as an add-on to the Company's national mortgage lending platform. Management plans to continue to increase the size of these loan portfolios. Management expects to achieve this growth with adherence to sound underwriting and credit standards.

Each loan is underwritten by a Flagstar underwriter or an underwriter contracted by the Company. Any loan not underwritten by a Flagstar employee is warranted by the individual underwriter's employer whether it is a mortgage company or a mortgage insurance company.

Our underwriting guidelines employ a system of internal controls designed to maintain the quality of the loan portfolio.

We also verify the reasonableness of the appraised value of each loan by utilizing an automated valuation model (AVM). To further protect us from loss, we generally require that any loan with a loan-to-value ratio in excess of 80% must carry mortgage insurance. A loan-to-value ratio is the percentage that the original principal amount of a loan bears to the appraised value of the mortgaged property. In the case of a purchase money mortgage, the lower of the appraised value of the property or the purchase price of the property securing the loan is used to determine the loan-to-value ratio. We require a lower loan-to-value ratio, and thus a higher down payment, for non-owner-occupied loans. In addition, all home mortgage loans originated are subject to requirements for title, fire, and hazard insurance. Real estate taxes are generally collected and held in escrow for disbursement. We are also protected against fire or casualty loss on home mortgage loans by a blanket mortgage impairment insurance policy that insures us when the mortgagor's insurance is inadequate.

We have implemented comprehensive internal asset review procedures to provide for early detection of problem assets. Our asset classification committee reviews the adequacy of our allowances for losses quarterly and bases their assessment on, among other things, historical loss experience and current economic conditions. Although this system will not eliminate future losses due to unanticipated declines in the real estate market or economic downturns, it should provide for timely identification of the loans that could cause a potential loss. Refer to the schedules included hereafter (Pages 14 through 20), which set forth certain information about our non-performing assets. At December 31, 2004, we had no other loans outstanding where known information about possible credit problems of borrowers caused management concern regarding the ability of the same borrowers to comply with the loan repayment terms.

Non-Performing Assets

	At December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Non-accrual loans	$ 56,885	$ 58,334	$ 68,032	$ 82,266	$ 58,269
Less allowance for loan losses	(37,627)	(36,017)	(37,764)	(27,769)	(14,357)
Total non-accrual loans, net	19,258	22,317	30,268	54,497	43,912
Repurchased and non-performing assets, net	35,013	11,956	10,404	4,156	4,107
Real estate and other repossessed assets, net	37,823	36,778	45,094	38,868	22,258
Total non-performing assets, net	$ 92,094	$ 71,051	$ 85,766	$ 97,521	$ 70,277
Ratio of non-performing assets to total assets	0.99%	1.01%	1.51%	1.89%	1.47%
Ratio of non-performing loans to investment loans	0.54%	0.85%	1.71%	2.60%	1.53%
Ratio of allowance to non-performing loans	66.15%	61.74%	55.51%	33.76%	24.64%
Ratio of allowance to investment loans	0.36%	0.53%	0.95%	0.88%	0.38%
Ratio of net charge-offs to average investment loans	0.17%	0.35%	0.50%	0.40%	0.20%

DELINQUENT LOANS

Loans are considered to be delinquent when any payment of principal or interest is past due. While it is the goal of management to work out a satisfactory repayment schedule with a delinquent borrower, we will undertake foreclosure proceedings if the delinquency is not satisfactorily resolved. Our procedures regarding delinquent loans are designed to assist borrowers in meeting their contractual obligations. We customarily mail notices of past due payments to the borrower approximately 15, 30 and 45 days after the due date, and late charges are assessed in accordance with certain parameters. Our collection department makes telephone or personal contact with borrowers after a 30-day delinquency. In certain cases, we recommend that the borrower seek credit-counseling assistance and may grant forbearance if it is determined that the borrower is likely to correct a loan delinquency within a reasonable period of time.

We cease the accrual of interest on loans that are more than 90 days delinquent. Such interest is recognized as income only when it is actually collected. At December 31, 2004, we had $104.1 million in loans that were determined to be delinquent and $56.9 million which were determined to be non-performing and for which interest accruals had ceased. Of this $56.9 million, $53.6 million, or 94.2%, pertained to single-family mortgage loans. The following table displays delinquent loans as of December 31, (in thousands):

Days Delinquent	2004	2003	2002
30	$ 33,918	$ 32,215	$ 51,096
60	13,247	14,920	14,816
90	56,885	58,334	68,032
Total	$104,050	$105,469	$133,944

Non-Accrual Loans at December 31, 2004

	Investment Loan Portfolio	Non-performing Loans	As a % of Loan Portfolio	As a % of Non-performing
	(In thousands)			
One- to four-family	$ 8,657,293	$50,366	0.58%	88.5%
Second mortgages	196,518	874	0.44	1.5
Commercial real estate	751,730	3,044	0.40	5.4
Construction	67,640	1,695	2.51	3.0
Warehouse lending	249,291	—	—	—
Consumer	627,576	906	0.14	1.6
Non-real estate commercial	8,415	—	—	—
Total loans	10,558,463	56,885	0.54%	100.0%
Less allowance for loan losses	(37,627)	(37,627)		
Total investment loans (net of allowance)	$10,520,836	$19,258		

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents management's estimate of losses inherent in the Company's loan portfolios as of the date of the financial statement. The estimation of the allowance is based on a variety of factors, including past loan loss experience, the estimated value of underlying collateral, and general economic conditions. The Company's methodology for assessing the adequacy of the allowance includes a formula based allowance, a specific allowance (which includes the allowance for loans deemed to be impaired in accordance with Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan*) and the allocated allowance. The formula allowance is a calculation based on historical losses in the specific loan category. The specific allowance represents the portion of the allowance that is allocated to specific loans because of known deficiencies in the individual loans. The allocated portion of the allowance for loan losses is a judgment made by management based on inherent losses in segments of the loan portfolio that do not have a significant amount history.

As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses.

The allowance considers losses that are inherent in the different segments of the loan portfolio, but have not yet been realized. Losses are recognized when (a) available information indicates that it is probable that a loss has occurred and (b) the amount of the loss can be reasonably estimated. Generally, the Company believes that borrowers are impacted by events that result in loan default and eventual loss well in advance of a lender's knowledge of those events. Examples of such loss-causing events for home loans and consumer loans are borrower job loss, divorce and medical crisis. An example for commercial real estate loans would be the loss of a major tenant.

The formula based portion of the allowance is calculated by applying loss factors against all loans in what are considered homogeneous portfolios (such as single-family home loans and home equity lines of credit). Additionally, management has sub-divided the homogeneous portfolios into categories that have exhibited a greater loss exposure (such as sub-prime loans or loans that are not salable on the secondary market because of collateral or documentation issues). Loss factors are based on an analysis of the historical loss experience of each loan category, as well as specific risk factors impacting the loan portfolios.

For non-homogeneous loans such as commercial real estate, loss factors are assigned based on risk ratings that are ascribed to the individual loans. All loans that are determined to be substandard because of a high-risk rating are treated as an impaired loan and given an individual evaluation based on collectability. This analysis determines the amount of impairment based on a discounted cash flow analysis, using the loan's effective interest rate, except when it is determined that the only source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by estimated disposal costs, is used in place of the discounted cash flows. In estimating the fair value of collateral, we utilize outside fee-based appraisers to evaluate various factors, such as occupancy and rental rates in our real estate markets and the level of obsolescence that may exist on assets that would be acquired from a defaulted commercial loan.

Loans that are determined to be impaired, delinquent, or substandard are excluded from the formula allowance analysis so as not to double-count the loss exposure.

In estimating the amount of credit losses inherent in the Company's loan portfolio, various assumptions are made. For example, when assessing the condition of the overall economic environment, assumptions are made regarding current economic trends and their impact on the loan portfolio. In the event the national economy were to sustain a prolonged downturn, the loss factors applied to our portfolios may need to be revised, which may significantly impact the measurement of the allowance for loan losses. For impaired loans that are collateral-dependent, the estimated fair value of the collateral may deviate significantly from the proceeds received when the collateral is sold.

The allocated component reflects our judgmental assessment of the impact that various factors have on the overall measurement of credit losses. These factors include, but are not limited to, the general economic and business conditions affecting our portfolio, credit quality and collateral value trends, loan concentrations, recent trends in our loss experience, new product initiatives and other variables that have little to no historical data, and the results of regulatory examinations and findings from the Company's internal credit review function.

Also refer to Note 4 to the Consolidated Financial Statements — "Summary of Significant Accounting Policies" for further discussion of the Allowance for Loan Losses.

ALLOWANCE FOR LOAN LOSSES
December 31, 2004

	Investment Loan Portfolio	Percent of Portfolio	Allocated Reserve Amount	Percentage to Total Reserve
	(Dollars in thousands)			
Performing 1-4 family mortgage loans	$ 8,463,994	80.0%	$ 7,142	19.0%
Sub-prime 1-4 family mortgage loans	142,823	1.4%	121	0.3%
Substandard 1-4 family mortgage loans	50,476	0.5%	10,041	26.7%
Commercial real estate	748,686	7.1%	2,216	5.9%
Construction	65,945	0.6%	3,320	8.8%
Warehouse lending	249,291	2.4%	5,167	13.8%
Consumer	626,670	5.9%	4,892	13.0%
Second mortgages	195,644	1.9%	3,284	8.7%
Commercial	8,415	0.1%	1,063	2.8%
Other non-accrual loans	6,519	0.1%	381	1.0%
Total	$10,558,463	100.0%	$37,627	100.0%

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	At December 31,									
	2004		2003		2002		2001		2000	
	Allocated Reserve Amount	Loans To Total Loans	Allocated Reserve Amount	Loans To Total Loans	Allocated Reserve Amount	Loans To Total Loans	Allocated Reserve Amount	Loans To Total Loans	Allocated Reserve Amount	Loans To Total Loans
	(Dollars in thousands)									
Mortgage loans	$17,304	82.0%	$20,347	80.1%	$26,008	64.7%	$24,291	69.3%	$10,656	85.3%
Second mortgages	3,318	1.9%	2,129	2.1%	3,502	5.4%	236	7.4%	190	4.4%
Commercial real estate	2,319	7.1%	6,468	8.0%	2,425	11.2%	975	9.9%	257	5.1%
Construction	3,538	0.6%	2,380	0.8%	2,852	1.4%	153	1.7%	278	1.6%
Warehouse lending	5,167	2.4%	273	5.1%	385	14.0%	439	9.4%	959	1.8%
Consumer	4,918	5.9%	3,705	3.8%	2,550	3.1%	1,603	2.0%	1,966	1.6%
Commercial	1,063	0.1%	715	0.1%	42	0.2%	72	0.3%	51	0.2%
Total	$37,627	100.0%	$36,017	100.0%	$37,764	100.0%	$27,769	100.0%	$14,357	100.0%

ACTIVITY WITHIN THE ALLOWANCE FOR LOAN LOSSES

	2004	2003	2002	2001	2000
			(In thousands)		
Beginning balance	$ 36,017	$ 37,764	$ 27,769	$ 14,357	$15,216
Provision for losses	16,077	20,081	27,126	25,572	5,803
Charge-offs					
Mortgage loans	(14,629)	(20,455)	(14,263)	(9,099)	(6,092)
Consumer loans	(1,150)	(884)	(1,195)	(660)	(355)
Commercial loans	(290)	(1,250)	(1,083)	(2,521)	(1)
Construction loans	(2)	(313)	(5)	(20)	(2)
Other	(717)	(298)	(1,078)	(429)	(320)
Total	(16,788)	(23,200)	(17,624)	(12,729)	(6,770)
Recoveries					
Mortgage loans	1,081	641	5	221	29
Consumer loans	242	412	78	166	71
Commercial loans	998	114	410	182	—
Other	—	205	—	—	8
Total	2,321	1,372	493	569	108
Ending balance	$ 37,627	$ 36,017	$ 37,764	$ 27,769	$14,357
Net charge-off ratio	0.17%	0.35%	0.50%	0.40%	0.20%

REPOSSESSED ASSETS

Real property that we acquire as a result of the foreclosure process is classified as "real estate owned" until it is sold. Our Foreclosure Committee decides whether to rehabilitate the property or sell it "as is," and whether to list the property with a broker or sell it at auction. Generally, we are able to dispose of a substantial portion of this type of real estate and other repossessed assets during each year, but we invariably acquire additional real estate and other assets through repossession in the ordinary course of business. At December 31, 2004, we had $37.8 million of repossessed assets. Historically, we have taken an average loss of 18.8% on all delinquent loans that we have been forced to complete foreclosure proceedings and later sell to a third party.

The following schedule provides the activity for repossessed assets in the year stated:

NET REPOSSESSED ASSET ACTIVITY

	2004	2003	2002	2001	2000
			(In thousands)		
Beginning balance	$ 36,778	$ 45,094	$ 38,868	$ 22,258	$ 21,364
Additions	42,668	38,991	45,488	41,370	23,679
Sales, net	(41,623)	(47,307)	(39,262)	(24,760)	(22,785)
Ending balance	$ 37,823	$ 36,778	$ 45,094	$ 38,868	$ 22,258

REPURCHASED ASSETS

We routinely sell residential mortgage loans to the secondary market. As part of these sales, we make customary representations and warranties to the purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided. We are not required to reimburse purchasers for any missed loan payments or for any reduced income as a result of a loan being prepaid. If any loans do not comply with the representations and warranties, we may repurchase the loans or else indemnify the purchaser for any related losses. In order to account for the repurchase and indemnification exposure that results from our representations and warranties, we maintain a secondary market reserve, which had a balance of $19.0 million and $10.3 million at December 31, 2004 and 2003, respectively.

Based upon our experience, deficiencies in representations and warranties that require repurchase of a loan are usually raised within the first 60 months following the sale of a loan. We expect that repurchases will comprise approximately 12 basis points (0.12%) of the loan sales completed during the 60-month period prior to December 31, 2004. At December 31, 2004, we had sold $160.2 billion in loans to the secondary market over the previous 60 months. This volume of loan sales is $16.1 billion, or 11.2%, larger than the $144.1 billion we sold in the 60 months preceding December 31, 2003. At December 31, 2002, we had sold $110.0 billion in loans over the preceding 60 months. By comparison, we repurchased $90.7 million, $46.3 million and $34.3 million in mortgage loans from secondary market investors during 2004, 2003 and 2002, respectively, which includes $68.7 million, $42.4 million, and $25.8 million of non-performing repurchases during 2004, 2003 and 2002, respectively.

The loans noted above that were repurchased during 2004, 2003 and 2002 subsequently resulted in charge-offs of $15.3 million, $13.0 million, and $8.7 million, respectively, as a result of post-repurchase foreclosures. These loans were generally non-performing at the time of repurchase. Our experience shows that we generally record a loss of 25.0% on all non-performing loans repurchased.

We believe that continued appreciation in home values could significantly mitigate our exposure to loss. However, our experience also indicates that our exposure increases during periods of higher rates and less refinance volume, as is presently the case. Further, loans made to borrowers with credit scores below 660, also referred to in the mortgage industry as "subprime loans," have shown a repurchase exposure twice as high as loans underwritten for borrowers with higher credit scores.

At December 31, 2004 and 2003, the Company had $17.1 million and $12.0 million, respectively, of net repurchased assets awaiting foreclosure.

ITEM 1. BUSINESS (continued)

The following schedule provides the amount of non-performing loans repurchased attributable to the year of origination:

REPURCHASED ASSETS

Year	Total Loan Sales	Total non-performing repurchased loans	% of Sales
		(In thousands)	
2000	$ 7,982,200	$ 34,634	0.43%
2001	30,897,271	51,400	0.17
2002	40,495,894	20,036	0.05
2003	51,922,757	6,745	0.01
2004	28,937,576	900	0.00
Totals	$160,235,698	$113,715	0.07%

SECONDARY MARKET RESERVE

To account for the different type of risk exposure posed by loan repurchases as compared to loans that we acquire or purchase for our own investment loan portfolio, we have established a separate reserve for losses from repurchased loans. In the fourth quarter of 2003, we reclassified $10.3 million from our allowance for loan losses to a newly established secondary market reserve. Our secondary market reserve was $19.0 million at December 31, 2004 and $10.3 million at December 31, 2003. We charge any increase in the secondary market reserve as an offset to net loan sale gains.

Our experience has shown that these repurchased assets may present risks that differ from those loans that we retain in our own investment loan portfolio. For instance, repurchased loans, while initially underwritten by us, may have developed adverse characteristics while in the possession of the initial purchaser that are more difficult to resolve than if we had retained control of the loan since its inception. Also, these loans are often non-performing when repurchased by us or may not be salable on the secondary market because of collateral or documentation issues, and therefore have a greater loss exposure than loans in our investment loan portfolio.

Our secondary market reserve is recorded at a level based upon management's analysis of the potential for repurchase of loans sold during the prior 60-month period. Our experience indicates that deficiencies in representations and warranties that require repurchase of a loan are usually raised within the first 60 months following the sale of the loan. There is no assurance that we will not, in any particular period, sustain losses from repurchased loans that exceed the reserve, or that subsequent evaluation, in light of the factors then-prevailing, will not require increases to the reserve.

For the 60-month periods ending December 31, 2004 and 2003, the amount of loans we sold into the secondary market was $160.2 billion and $144.1 billion, respectively.

LIQUIDITY

Sources of Funds

We had deposits of $7.4 billion at December 31, 2004. These deposits represent the principal funding source for our lending and investing activities. We also derive funds from operations, loan principal payments, loan sales, advances from the FHLB, money held in escrow, and the capital markets.

DEPOSIT ACTIVITIES

We have developed a variety of deposit products ranging in maturity from demand-type accounts to certificates with maturities of up to ten years, and savings accounts and money market accounts. We primarily rely upon our network of banking centers, their strategic location, the quality and efficiency of our customer service, and our pricing policies to attract deposits.

A significant amount of our deposit liabilities are higher-priced jumbo accounts. These account holders are more sensitive to the interest rate paid on their account than most depositors. There is no guarantee that in a changing rate environment, the Company will be able to retain all of these depositors' accounts.

We call on local municipal agencies as another source for deposit funding. While a valuable source of liquidity, municipal deposits are usually extremely rate sensitive and therefore prone to withdrawal if higher interest rates are offered elsewhere. Unlike other financial institutions, we have discouraged our individual branch managers from calling on the local municipal government units but instead centralized this calling program in our Troy headquarters for accounting and pricing purposes. Because of the interest rate sensitivity of these depositors, there is no guarantee that in a changing rate environment, we will be able to retain all of funds in these accounts.

Our national accounts division garners funds through nationwide advertising of deposit rates and the use of investment banking firms. Typically, we do not accept funds from brokers, but instead solicit certificates of deposit through regional investment firms. These deposit accounts are typically for larger amounts and for terms longer than we have been able to garner in our retail market. They are also usually priced below our consumer direct rates because of the absence of any potential for a long-term customer relationship. Whereas, our retail rates are most often designed to attract new depositors to our banking centers. Without any face-to-face relationship, these certificates are usually more interest rate sensitive and harder to retain.

The following table sets forth information relating to the Company's total deposit flows for each of the years indicated:

	For the years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Beginning deposits	$5,680,167	$4,373,889	$3,608,103	$3,407,965	$2,260,963
Interest credited	167,765	138,625	126,977	191,595	179,488
Net deposit increase	1,531,723	1,167,653	638,809	8,543	967,514
Total deposits at the end of the year	$7,379,655	$5,680,167	$4,373,889	$3,608,103	$3,407,965

BORROWINGS. The FHLB provides credit for savings institutions and other member financial institutions. We are currently authorized through a board resolution to apply for advances from the FHLB using our mortgage loans as collateral. The FHLB generally permits advances up to 50% of a company's "adjusted assets," which are defined as assets reduced by outstanding advances. At December 31, 2004, our advances from the FHLB totaled $4.1 billion, or 45.2% of adjusted assets.

LOAN PRINCIPAL PAYMENTS. In our capacity as an investor in loans, we derive funds from the repayment of principal on the loans we hold in portfolio. Payments totaled $5.0 billion during 2004, an increase of $0.4 billion, or 8.7%, when compared with the $4.6 billion received in 2003. This large amount of principal repayments was attributable to the increased loan portfolio offset somewhat from 2003 by the increase in the interest rate environment.

LOAN SALES. As part of our home lending operation, we originate loans and then sell those loans to other investors. Sales of mortgage loans totaled $28.9 billion, or 85.0% of originations in 2004, compared to $51.9 billion, or 92.1% of originations, in 2003. The reduction in sales during 2004 was attributable to the decrease in originations and the increased amount of loans retained by the Company for its own portfolio.

MONEY HELD IN ESCROW. As a servicer of mortgage loans, we hold funds in escrow for investors, various insurance entities, or for the government taxing authorities. Amounts held in escrow increased from $653.7 million at December 31, 2003, to $672.6 million at December 31, 2004. Although funds held in escrow increased, the amount of total residential mortgage loans we serviced decreased from $42.0 billion at December 31, 2003 to $40.7 billion at December 31, 2004. This increase is the result of timing differences of when funds are transferred to the various investors, insurance entities, and the government taxing authorities.

CAPITAL MARKETS. Through December 31, 2004, we have completed three public offerings and four private debt offerings. These offerings provided funds that increased the regulatory capital of the Bank.

SUBSIDIARY ACTIVITIES

We conduct business through a number of wholly-owned subsidiaries in addition to the Bank. Our additional subsidiaries include Douglas Insurance Agency, Inc., Flagstar Commercial Corporation, Flagstar Credit Corporation, Flagstar Trust, Flagstar Title Insurance Agency, Inc., Flagstar Statutory Trust II, Flagstar Statutory Trust III, Flagstar Statutory Trust IV, Flagstar Statutory Trust V, and Flagstar Investment Group, Inc.

Douglas Insurance Agency, Inc.

Douglas Insurance Agency, Inc. ("Douglas") acts as an agent for life insurance and health and casualty insurance companies. Douglas recorded net earnings (loss) of $(18,000), in 2004, and was inactive during 2003 and 2002, respectively. Douglas' primary purpose is to act as the agent that provides group life and health insurance to Flagstar Bancorp employees Douglas also acts as a broker with regard to certain insurance product offerings to employees and customers.

Flagstar Commercial Corporation

Flagstar Commercial Corporation was inactive during 2004, 2003 and 2002.

Flagstar Credit Corporation

Flagstar Credit Corporation ("Credit") is a Michigan corporation whose common stock is owned solely by the Company. Credit participates in private mortgage insurance operations with certain private mortgage insurers. Credit has contractual arrangements that include the collection of up 25% of the mortgage insurance premiums paid by the insured in exchange for providing certain performance guarantees on certain pools of loans underwritten and originated by the Company. Credit is contractually bound to provide a second tier of loss protection when the incurred foreclosure losses on the pool of loans exceeds 5% of the original balance. The loans are insured for any loss greater than 10% by a third party insurance carrier. Credit recorded net earnings of $3.1 million, $5.7 million, and $0.5 million in 2004, 2003, and 2002, respectively.

Flagstar Title Insurance Agency, Inc.

Flagstar Title Insurance Agency, Inc. ("Title") is a Michigan corporation whose common stock is owned solely by the Company. Title offers title insurance closing services to the metropolitan Detroit real estate community. Title recorded net earnings (loss) of $(78,900), $138,600, and $239,700 in 2004, 2003, and 2002, respectively. Title discontinued its operations in 2004.

Flagstar Investment Group, Inc.

Flagstar Investment Group, Inc. ("Investment") is a Michigan corporation whose common stock is owned solely by the Company. Investment formerly employed a sales staff that sold investment products on a consumer direct basis. Investment was inactive during 2004, 2003, and 2002.

Non-Consolidated Trust Subsidiaries

Flagstar Trust

Flagstar Trust is a Delaware trust whose common stock is owned solely by the Company and in 1999 sold 2.99 million shares of trust preferred securities to the general public in an initial public offering. On April 30, 2004, all of the preferred securities were redeemed. Flagstar Trust is currently inactive.

Flagstar Trust II

Flagstar Trust II is a Connecticut statutory trust whose common stock is owned solely by the Company and in December 2002 sold $25.0 million preferred securities in a private placement.

Flagstar Trust III

Flagstar Trust III is a Delaware statutory trust whose common stock is owned solely by the Company and in February 2003 sold $25.0 million preferred securities in a private placement.

Flagstar Trust IV

Flagstar Trust IV is a Delaware statutory trust whose common stock is owned solely by the Company and in March 2003 sold $25.0 million preferred securities in a private placement.

Flagstar Trust V

Flagstar Trust V is a Delaware statutory trust whose common stock is owned solely by the Company and in December 2004 sold $25.0 million preferred securities in a private placement.

Flagstar Bank

The Bank, our primary subsidiary, is a federally chartered, stock savings bank headquartered in Troy, Michigan. The Bank owns four subsidiaries: FSSB Mortgage Corporation, Flagstar Intermediate Holding Company, Mid-Michigan Service Corporation, and SSB Funding Corporation. Mortgage, Mid-Michigan, and Funding are currently inactive subsidiaries. Holding is the parent of Flagstar LLC.

FSSB Mortgage Corporation

FSSB Mortgage Corporation ("Mortgage") is a Michigan corporation whose common stock is owned solely by the Bank. Mortgage acted as a consumer direct mortgage company. Mortgage was inactive during 2004, 2003, and 2002.

Flagstar Intermediate Holding Company

Flagstar Intermediate Holding Company ("IHC") is a Michigan corporation whose common stock is owned solely by the Bank. IHC is the holding company for Flagstar LLC and was the parent of Flagstar Capital, a real estate investment trust that ceased operations in 2003. No activity has occurred in IHC besides its investment in Flagstar LLC during 2004, 2003, and 2002.

Flagstar LLC

Flagstar LLC ("LLC") is a Michigan based limited liability corporation whose membership interest is owned by Flagstar Intermediate Holding Company and the Bank. LLC holds a portfolio of mortgage loans for state tax purposes.

Mid-Michigan Service Company

Mid-Michigan Service Company ("Mid-Michigan") is a Michigan corporation whose common stock is owned solely by the Bank. Mid-Michigan was inactive during 2004, 2003, and 2002.

SSB Funding Corporation

SSB Funding Corporation ("Funding") is a Delaware corporation whose common stock is owned solely by the Bank. Funding was inactive during 2004, 2003, and 2002.

Flagstar Capital Corporation

Flagstar Capital Corporation ("Capital") was a Michigan real estate investment trust held as a subsidiary of IHC and had issued publicly owned preferred stock (NYSE: FBC-P) On June 30, 2003, we redeemed all of the preferred stock and Flagstar Capital was dissolved shortly thereafter.

LEGISLATIVE, LEGAL AND REGULATORY DEVELOPMENTS

The thrift industry is generally subject to extensive regulatory oversight. The Company, as a publicly held savings and loan holding company, and the Bank, as a federally chartered stock savings bank with deposits insured by the FDIC, are subject to a number of laws and regulations. Many of these laws and regulations have undergone significant change in recent years. These laws and regulations impose restrictions on activities, minimum capital requirements, lending and deposit restrictions and numerous other requirements. Future changes to these laws and regulations, and other new financial services laws and regulations, are likely and cannot be predicted with certainty. Future legislative or regulatory change, or changes in enforcement practices or court rulings, may have a dramatic and potentially adverse impact on the Company, the Bank, and the other subsidiaries.

Sarbanes-Oxley Act. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "S-O Act") implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new public company accounting oversight board which enforces auditing, quality control and independence standards, and is funded by fees from all publicly traded companies, the law restricts provision of both auditing and consulting services by an accounting firm. To ensure auditor independence, certain permitted non-audit services being provided to an audit client requires preapproval by a company's audit committee members. Chief executive officers and chief financial officers, or their equivalent, are required to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the S-O Act, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself. Longer prison terms and increased penalties will be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods, and loans to company executives are restricted.

The S-O Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with a company's "registered public accounting firm." Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is an "audit committee financial expert" and if not, why not. Under the S-O Act, a "registered public accounting firm" is prohibited from performing statutorily mandated audit services for a company if such company's chief executive officer, chief financial officer, comptroller, chief accounting officer, or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The S-O Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the audit of a company's financial statements for the purpose of rendering the financial statement's materially misleading.

The board is determined to continue a corporate governance structure that meets or exceeds the requirements of the Sarbanes-Oxley Act.

NYSE. During 2003, the New York Stock Exchange (the "NYSE") adopted numerous corporate governance rules intended to address a heightened public perception of shortcomings in corporate accountability among public companies generally. The Company is subject to these rules because its common stock is listed on the NYSE under the symbol "FBC." These rules include ensuring that a majority of a board of directors is independent of management, establishing and publishing a code of conduct for directors and officers and requiring stockholder approval of all new stock option plans and all modifications.

USA Patriot Act. The USA PATRIOT Act, signed in 2002, established a wide variety of new and enhanced ways of combating international terrorism, including amending the Bank Secrecy Act to provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes.

Among other things, the USA PATRIOT Act prohibits financial institutions from doing business with foreign "shell" banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions will have to follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted. These and other provisions of the USA PATRIOT Act became effective at varying times and the Treasury and various federal banking agencies are responsible for issuing regulations to implement the new law.

COMPETITION

Based on total assets at December 31, 2004, we are the largest savings institution headquartered in Michigan. We face substantial competition in attracting deposits at our banking centers. Our most direct competition for deposits has historically come from other savings institutions, commercial banks and credit unions. Money market funds and full-service securities brokerage firms also provide competition in this area. The primary factors in competing for deposits are the rates offered, the quality of service, the hours of service, and the location of banking centers.

Our competition for lending products comes principally from other savings institutions, commercial banks, mortgage companies, and other lenders. The primary factors in competing are the rates and fees charged, the efficiency and speed of the service provided, and the quality of the services provided.

PERSONNEL

At December 31, 2004, we had 3,376 full-time equivalent employees. The employees are not represented by a collective bargaining unit. We provide our employees with a comprehensive program of benefits, some of which are on a contributory basis, including comprehensive medical and dental plans, life insurance, disability insurance, a deferred compensation plan, and a 401(k) savings and investment plan. We consider our employee relations to be excellent.

EXECUTIVE OFFICERS

Name and Age	Position(s) Held in 2004
Thomas J. Hammond, 60	Chairman of the Board of the Company and the Bank
Mark T. Hammond, 39	Chief Executive Officer and President of the Company and the Bank
Michael W. Carrie, 50	Executive Director, Treasurer, and Chief Financial Officer of the Company and the Bank
Kirstin Hammond, 39	Executive Director of the Company and the Bank
Robert O. Rondeau, Jr., 39	Executive Director of the Company and the Bank

Thomas J. Hammond has served as Chairman of the Board of the Company since its formation in 1993 and the Bank since its formation in 1987. On January 1, 2002, Mr. Hammond stepped down from his position as Chief Executive Officer. Mr. Hammond is the founder of the Bank. Mr. Hammond is the father of Mark T. Hammond, and the father- in-law of Kirstin A. Hammond and Robert O Rondeau, Jr.

Mark T. Hammond has served as President of the Company since 1997 and of the Bank since 1995. He has been employed by the Bank since 1987. On January 1, 2002, Mr. Hammond assumed the position of Chief Executive Officer. Mr. Hammond is the son of Thomas J. Hammond, the Chairman of the Board.

Michael W. Carrie has served as an Executive Director of the Company and the Bank since 2003, an Executive Vice President of the Company and the Bank since 1995, Chief Financial Officer of the Company and the Bank since 1993, and Treasurer of the Company since 1993 and the Bank since 2002.

Kirstin A. Hammond has served as an Executive Director of the Company since 2003, an Executive Vice President of the Bank since 1999 and of the Company since 2002 and has been employed by the Bank since 1991. Mrs. Hammond is the wife of Mark T. Hammond, the President and Chief Executive Officer, and the daughter-in-law of Thomas J. Hammond, the Chairman of the Board.

Robert O. Rondeau, Jr. has served as an Executive Director of the Company and the Bank since 2003, an Executive Vice President of the Bank since 1999 and of the Company since 2002 and as an employee of the Bank since 1996. Mr. Rondeau is the son-in-law of Thomas J. Hammond, the Chairman of the Board.

Additional information

We will make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act free of charge through our Internet website at http://www.flagstar.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Copies of our (i) Corporate Governance Guidelines, (ii) charters for the Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee and (iii) Code of Business Conduct and Ethics are available at *www.flagstar.com.* Copies will also be provided to any stockholder upon written request to Flagstar Bancorp, Inc., Investor Relations, 5151 Corporate Drive, Troy, MI 48098. None of the information posted on our website is incorporated by reference into this Form 10-K.

ITEM 2. PROPERTIES

We operate from 120 banking centers and 112 home lending centers in 26 states. We also maintain 11 wholesale lending offices. We own the buildings and land for 43 of our offices, own the building but lease the land for one of our offices, and lease the remaining 199 offices. The buildings with leases have lease expiration dates ranging from 2005 to 2019. At December 31, 2004, the total net book value of all of our offices and land was approximately $135.6 million.

Our national headquarters facility and executive offices are located in Troy, Michigan. Substantially all of the operational support departments related to the home lending operation are housed in this facility. The majority of the staff that supports the banking operation is housed at our owned facility in Jackson, Michigan.

We utilize a highly sophisticated server-based data processing system. At December 31, 2004, the net book value of our computer related equipment (including both hardware and software) was approximately $29.1 million.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are parties to various legal proceedings incident to our business. At December 31, 2004, there were no legal proceedings that we anticipate would have a material adverse effect on the Company. See Note 19 of the Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No items were submitted during the fourth quarter of the year covered by this report for inclusion to be voted on by security holders through a solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

Our common stock trades on the New York Stock Exchange under the trading symbol *FBC.* At March 1, 2005, there were 61,415,030 shares of our common stock outstanding held by approximately 2,646 holders.

QUARTERLY STOCK PRICE/DIVIDEND INFORMATION

The following table summarizes the Company's common stock price and dividend activity for:

Quarter Ending	Highest Closing Price	Lowest Closing Price	Closing Price	Price/ Earnings Ratio(1)	Dividends Declared in the Period
December 2004	$22.74	$19.97	$22.60	9.6x	$0.25
September 2004	22.35	18.81	21.28	8.2x	0.25
June 2004	25.59	18.98	19.88	7.7x	0.25
March 2004	27.55	20.75	25.65	10.5x	0.25
December 2003	24.80	21.01	21.42	5.0x	0.15
September 2003	26.41	19.14	22.95	4.7x	0.15
June 2003	24.71	13.23	24.45	5.7x	0.10
March 2003	13.38	11.00	13.19	4.7x	0.05

(1) Based on most recent 12-month basic earnings per share and end-of-period stock prices.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to securities to be issued under the Company's equity compensation plans as of December 31, 2004, that have been approved by stockholders.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
1997 Stock Option Plan	4,961,529	$9.34	—
2000 Incentive Stock Plan	—	—	591,887
Total	4,961,529	$9.34	591,887

Information regarding security ownership of certain beneficial owners and management appearing under "Stock Options" in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

Restatement of previously issued financial statements

As a result of the Company's review of internal controls relating to our accrued interest, we identified that our accounting methodology was inadequate and resulted in the overstatement of interest accrued on our $10.2 billion portfolio of mortgage loans, with a corresponding overstatement of interest income. The cumulative impact, as of December 31, 2004, is a $16.9 million overstatement of accrued interest, which resulted in a $5.9 million overstatement of deferred income tax liability and an $11.0 million overstatement of retained earnings for the periods ended December 31, 2001. This impact is reflected below as a decrease in beginning-of-year stockholders' equity for 2000, a reduction in interest income for 2000 of $2.3 million and for 2001 of $5.1 million, and corresponding changes to total assets and stockholders' equity for 2000 through 2003.

This restatement is discussed in Note 3, Restatement of Previously Issued Financial Statements, included in Part II, Item 8, Financial Statements and Supplementary Data of this Form 10-K.

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the years ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Summary of Consolidated Statements of Earnings:				As restated	As restated
Interest income	$ 563,437	$ 503,068	$ 441,796	$ 425,135	$ 371,691
Interest expense	340,146	308,482	263,880	325,041	290,127
Net interest income	223,291	194,586	177,916	100,094	81,564
Provisions for losses	16,077	20,081	27,126	25,572	5,802
Net interest income after provisions for losses	207,214	174,505	150,790	74,522	75,762
Other income	256,121	465,877	242,737	213,999	68,199
Operating and administrative expenses	241,442	249,275	222,274	173,290	100,992
Earnings before income tax provision	221,893	391,107	171,253	115,231	42,969
Provision for income taxes	78,139	136,755	60,626	35,578	15,546
Earnings before a change in accounting principle	143,754	254,352	110,627	79,653	27,423
Cumulative effect of a change in accounting principle	—	—	18,716	—	—
Net earnings	$ 143,754	$ 254,352	$ 129,343	$ 79,653	$ 27,423
Earnings per share before a change in accounting principle					
Basic	$2.35	$4.25	$1.90	$1.44	$0.50
Diluted	$2.24	$3.99	$1.79	$1.34	$0.50
Earnings per share from cumulative effect of a change in accounting principle					
Basic	—	—	$0.32	—	—
Diluted	—	—	$0.30	—	—
Net earnings per share — basic	$2.35	$4.25	$2.22	$1.44	$0.50
Net earnings per share — diluted	$2.24	$3.99	$2.09	$1.34	$0.50
Dividends per common share	$1.00	$0.50	$0.12	$0.09	$0.09

ITEM 6. SELECTED FINANCIAL DATA (continued)

	2004	2003	2002	2001	2000
	At or for the years ended December 31, (In thousands, except per share data)				
Summary of Consolidated Statements of Financial Condition:		As restated	As restated	As restated	As restated
Total assets	$13,125,488	$10,553,246	$ 8,195,840	$ 6,619,851	$5,760,734
Loans receivable	12,064,774	9,599,803	7,287,338	5,911,875	5,242,140
Mortgage servicing rights	187,975	260,128	230,756	168,469	106,425
Total deposits	7,379,655	5,680,167	4,373,889	3,608,103	3,407,965
FHLB advances	4,090,000	3,246,000	2,222,000	1,970,505	1,733,345
Stockholders' equity	734,837	643,668	407,931	280,473	189,102
Other Financial and Statistical Data:					
Tangible capital ratio	6.19%	7.34%	6.61%	5.98%	5.18%
Core capital ratio	6.19%	7.34%	6.61%	5.98%	5.18%
Total risk-based capital ratio	10.97%	13.30%	11.81%	11.18%	10.08%
Equity-to-assets ratio (at the end of the period)	5.60%	6.09%	4.98%	4.24%	3.28%
Equity-to-assets ratio (average for the period)	5.68%	5.20%	4.68%	3.61%	3.49%
Book value per share	$ 11.98	$ 10.61	$ 6.89	$ 4.88	$ 3.53
Shares outstanding	61,358	60,675	59,190	57,420	53,530
Average shares outstanding	61,057	59,811	58,350	55,446	54,690
Mortgage loans originated or purchased	$33,990,965	$56,378,151	$43,192,313	$32,996,998	$9,865,152
Mortgage loans sold	28,937,576	51,922,757	40,495,894	30,879,271	7,982,200
Mortgage loans serviced for others	21,354,724	30,395,079	21,586,797	14,222,802	6,644,482
Capitalized value of mortgage servicing rights	0.88%	0.86%	1.07%	1.18%	1.60%
Interest rate spread	1.87%	2.01%	2.76%	1.73%	1.71%
Net interest margin	1.99%	2.16%	2.80%	1.74%	1.74%
Return on average assets	1.18%	2.53%	1.80%	1.26%	0.53%
Return on average equity	20.74%	48.58%	38.36%	34.97%	15.23%
Efficiency ratio	50.4%	37.7%	52.8%	55.0%	66.6%
Net charge off ratio	0.17%	0.35%	0.50%	0.40%	0.20%
Ratio of allowance to investment loans	0.36%	0.53%	0.95%	0.88%	0.38%
Ratio of non-performing assets to total assets	0.99%	1.01%	1.51%	1.89%	1.47%
Ratio of allowance to non-performing loans	66.2%	61.7%	55.5%	33.8%	24.6%
Number of banking centers	120	98	86	70	51
Number of home loan centers	112	128	92	69	42

Note — All per share data has been restated for the 2 for 1 stock split on May 15, 2003, and for the 3 for 2 stock splits completed on May 31, 2002 and July 13, 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PROFILE AND INTRODUCTION

Flagstar Bancorp ("Flagstar" or the "Company") is a Michigan-based thrift holding company founded in 1993. Our stock is traded on the New York Stock Exchange under the symbol "FBC." Our primary subsidiary is Flagstar Bank, fsb (the "Bank"), a federally chartered stock savings bank.

We report our financial condition and net earnings on a consolidated basis but report segmented operating results for both our banking group and our home lending group. Each operation is linked to one another in many aspects of their respective businesses but is indeed separate.

Our banking group collects deposits from the general public and local government agencies at 120 banking centers located throughout southern Michigan and Indiana. We also collect certificates of deposit through secondary market offerings and solicit business through our Internet branch located at www.flagstar.com. We also acquire advances from the Federal Home Loan Bank of Indianapolis ("FHLBI"). We invest these funds in a variety of consumer and commercial loan products offered to the general public. Our primary investment vehicle is single-family mortgage loans originated or acquired by our home lending group.

The home lending group acquires single-family mortgage loans on a wholesale basis nationally. We also originate single-family loans on a retail basis from 112 offices in 26 states. We also have mortgage loan personnel in 25 banking centers located in Michigan. Our wholesale division operates from 11 regional offices across the country. In order to originate or acquire these loans, the home lending group utilizes funds provided by the banking group. We sell the majority of the loans we produce in the secondary market on a whole loan basis or by securitizing the loans into mortgage-backed securities. Mortgage-backed securities are issued through FNMA, FHLMC, and GNMA. We sell primarily conforming originations on a servicing-retained basis and generally sell the mortgage servicing rights in a separate secondary market transaction.

We began our corporate existence as a bank in 1987 with a $3.0 million balance sheet and one banking center. Our roots come from our core operation that was once a mid-sized regional mortgage banking company. In mid-1994, we acquired Security Savings Bank, an eight-branch savings bank headquartered in Jackson, Michigan. Since that acquisition, we have been focused on growing our banking group. The revenue stream created by a banking operation was sought to counter the cyclical operating results of our home lending operation.

As of December 31, 2004, our assets totaled $13.1 billion. During 2004, our banking group contributed 60.9% of net earnings and provided an approximate return on allocated equity of 36.5%. The home lending group returned approximately 11.8% return on allocated equity during 2004. The overall return by the Company equaled a 20.7% return on average equity and a 1.2% return on average assets. During 2004, the Company increased its asset base 23.6%, its deposit portfolio by 29.9%, its banking center locations by 22.5%, its total equity position by 14.2% and decreased its home loan centers by 12.5%. Our goal over the next five years is to double the number of our banking centers and home lending centers and to continue to increase our market share within the markets we serve.

Toward this goal, during 2005, we expect to expand the banking center network by adding up to 18 new banking centers and we project the amount of new home loan centers will be 25. This large expansion will allow us to continue to grow our deposit base and our loan originations. Also during 2005, we will enter our third state for deposit banking. We have chosen a de novo strategy to open a total of 14 branches over the next two years in the Atlanta, Georgia market area.

Our ability to sustain this rate of growth on a long-term basis is dependent upon a number of factors, some of which are beyond our control. For instance, our record growth in earnings in 2003 and 2002 was not duplicated in 2004 because of our reliance on home lending during those periods. Our earnings in 2004 returned to a more normalized 20.7% return on average equity. To produce returns on average equity in excess of 35%, a significant portion of our profitability was caused by our increased loan sale activity. These loan sales were the result of the lower interest rate environment in the United States during those periods. Any sudden or prolonged increase in interest rates will reduce our income from loan sales. Primarily because of interest rate movements, for instance, our net loan sale revenue fluctuated, from $357.3 million in 2003 to $59.7 million in 2004. In turn, our return on equity was negatively affected, decreasing from 48.6% in 2003 to 20.7% in 2004.

Additionally, our asset growth has been fueled from our expansion into new deposit and loan markets. While this has allowed us to develop and maintain an efficient operating platform, our ability to increase operational efficiency will become limited over time. Our efficiency ratio (the percentage of each dollar of revenue that is paid in expenses) was 50.4% in 2004, a large decline from the 37.7% reported for 2003. If our earning asset base and productivity does not grow along with the increases in costs created by our planned expansion, we will experience a decrease in net earnings.

RESULTS OF OPERATIONS

During 2004, we continued our record pace of growth but did not enjoy the increased profitability we have experienced over the past three years. Flagstar's net earnings totaled $143.8 million ($2.24 per share — diluted) for the year ended December 31, 2004, compared to $254.4 million ($3.99 per share — diluted) in 2003, and $129.3 million ($2.09 per share — diluted) in 2002.

During the year, we experienced double-digit increases in our assets, deposits, banking centers, and our total equity position as well as record levels of net interest income and loan administration income. This growth and record levels of certain types of revenue was not sufficient to offset the 43.5% decline in 2004 net earnings from the earnings reported in 2003. This large decline in earnings was primarily attributable to our reduced amount of net gain on loan sales, which in turn reflects the decrease in mortgage loan originations during the period. During 2004, mortgage loans originations decreased $22.4 billion, or 39.7%, to $34.0 billion.

The primary reason for the variations in results was the amount of mortgage loan originations and subsequent loan sales completed in the above periods. Gains on the sale of mortgage loans accounted for 12.5%, 54.1% and 45.8% of revenues during 2004, 2003, and 2002, respectively. The origination volumes in 2002 and 2003 constituted corporate records. Refinance activity during the periods accounted for 61%, 87%, and 81% of total originations during the years ended 2004, 2003, and 2002, respectively. These refinancings were a product of the low interest rate environment experienced during 2002 and 2003, which was not expected to continue into 2004 and did not. In 2005, interest rates are expected to continue to increase from 2004 levels and, as a result net earnings in 2005 are expected to decrease as much as another 17% from 2004 levels. The expected reduction is based on the assumption that interest rates will continue to rise throughout 2005.

In the fourth quarter of 2004, the continued tight competition experienced in the home lending operation resulted in gain on loan sale margins being at an historic low. The depressed sale margins hit 13 basis points versus the 37 basis points recorded for the same period in 2003. In conjunction with these decreased margins and the expected decreased profitability in 2005, we instituted a number of cost-cutting and staffing adjustments. The home lending group also increased certain fees charged to correspondents for support operations. We do not expect to adjust our staff any further.

In 2004, we recorded a record amount of net interest income. This achievement was the product of the 26.0% increase in the earning asset portfolio. In 2005, we expect to expand our earning asset portfolio an additional 30%. Although we expect this growth to come from the origination of intermediate adjustable-rate mortgages and other consumer and commercial loan products, there is no guarantee that a sufficient amount of loan product will be available at yields and durations that will satisfy our asset and liability strategy. Continued growth in the investment loan portfolio will allow management to grow the net interest income. This projected growth is expected to generate approximately $22.0 million of net revenue, an increase of approximately $0.22 per share-diluted. Management believes the funding for this growth will come from an expansion of each of our main funding sources; however, there is no guarantee that management will be able to garner the needed duration-specific liabilities.

At December 31, 2003, the Company's loans serviced for others portfolio was at an all-time high of $30.4 billion. At December 31, 2004, the Company's loans serviced for others portfolio totaled $21.4 billion, despite originating $28.9 billion of mortgage loans sold for which servicing rights were retained in 2004. The difference in these comparative totals is found in the amount of servicing rights sold to the secondary market. During 2004, the Company sold $29.6 billion of loans with associated servicing rights and recorded $91.7 million of net revenue compared to the $67.3 million of net revenue recorded on $30.7 billion of servicing sales during 2003 and $14.5 million of net revenue recorded on $28.5 billion on servicing sales in 2002, respectively.

Additionally, in 2004, the loans serviced for others portfolio generated $30.1 million of loan administration revenue, versus a loss of $18.6 million in 2003, and a loss of $4.3 million in 2002. During the fourth quarter of 2004, the portfolio accounted for $6.5 million in net revenues. At December 31, 2004, the mortgage servicing rights ("MSR") portfolio had a fair value $69.1 million greater than its current book value. As interest rates rise, the fair value of this portfolio should increase. Over the past five years, the Company has sold 87% of the MSRs it has originated. During 2004, the Company sold 106% of the portfolio it originated. A sale of any of this portfolio will decrease the recurring earnings attainable in the future, but should create a net gain from the sale.

SEGMENT REPORTING

Our operations are broken down into two business segments: banking and home lending. Each business operates under the same banking charter, but is reported on a segmented basis for financial reporting purposes. Each of the business lines is complementary to each other. The banking operation includes the gathering of deposits and investing those deposits in duration-matched assets primarily originated by the home lending operation. The banking group holds these loans in the investment portfolio in order to earn interest spread income. On the other hand, the home lending operation involves the origination, packaging, and sale of mortgage loans in order to receive transaction income. The home lending group also services mortgage loans for others and sells MSR into the secondary market. Funding for the home lending group is provided by deposits and borrowings garnered by the banking group.

BANKING OPERATIONS

We provide a full range of banking services to consumers and small businesses in southern Michigan and Indiana, operating a network of 120 banking centers at December 31, 2004. Throughout 2004, we have focused on expanding our banking center network in these markets in order to increase our access to depositors. At June 30, 2004, we maintained a 5% market share in the state of Michigan and a 2% deposit share in the state of Indiana. The banking operation also provides banking services to the Company's home loan customers in both Michigan and Indiana.

In each successive period the banking operation has expanded its deposit portfolio and banking centers. Each new banking center has been opened on a de novo basis since 1994. The result has been that each year revenues and expenses related to this operation have increased. During 2004 and 2003, revenues increased 14.4% and 33.1%, respectively, while pre-tax earnings increased 34.5% in 2004 and 18.0% in 2003, respectively. Additionally, identifiable assets increased 43.4% in 2004 and 79.2% in 2003, respectively.

The primary reason for the increase in revenue is the corresponding increase in the amount of earning assets funded by retail deposits. This increase is tied to the expansion of the banking center network. Further expansion of the deposit banking center network is planned. During 2004, 2003, and 2002, we opened 22, 12, and 16 banking centers, respectively. During 2005, we plan to open up to an additional 18 banking centers including centers in the Atlanta, Georgia metropolitan area.

We do not expect that we will have an immediate increase in retail deposits by opening new facilities. Nonetheless, we believe that the growth in deposits will occur over time, with FHLB advances, municipal deposits and those deposit accounts garnered through the secondary market providing sufficient operational funding in the interim.

Despite the Company's growing banking operation and the large number of banking centers that are not mature (15 of the newly opened branches had less than $10.0 million in deposit balances at December 31, 2004), the banking operation was responsible for approximately 60.9% of pre-tax earnings in 2004, versus 25.7% in 2003, and 49.7% in 2002, respectively. The banking operation's identifiable assets averaged 83% of our total assets during 2004 versus 59% of total assets during 2003 and 2002. During 2004, the estimated return on average attributable assets and average allocated equity was 0.85% and 36.48%, respectively.

HOME LENDING OPERATIONS

The home lending operation provides a much more volatile source of earnings. This operation, for the most part, is reliant on the prevailing interest rate environment, which is outside our control.

The home lending operation was responsible for 50.4% of revenues and 39.1% of pre-tax earnings in 2004. During 2003, the home lending operation produced 74.3% of the pre-tax earnings of the Company and was responsible for 68.4% of revenues. The home lending operation's identifiable assets averaged 17% of the Company's total assets during 2004 and 41% of the Company's total assets during 2003 and 2002.

The home lending operation also involves the servicing of mortgage loans for others and the sale of loans and MSR's into the secondary market. During 2004 and 2003, we serviced a portfolio of mortgage loans that averaged $26.4 billion and serviced average loans of $15.6 billion in 2002. The portfolio generated gross revenue of $106.2 million, $104.4 million, and $58.3 million in 2004, 2003, and 2002, respectively. This revenue stream was offset by the amortization of $76.1 million, $123.0 million, and $62.6 million in previously capitalized value of MSR's in 2004, 2003, and 2002, respectively. During a period of falling or low interest rates, the rate of amortization of the capitalized value of the portfolio increases because of payoffs and refinances. During a period of higher or rising interest rates, payoffs and refinancing slow reducing the rate of amortization.

The earnings volatility inherent in the home lending operation is reflected in the revenues and pre-tax earnings of the operation. The results show that during 2004 and 2003, revenues decreased 46.4% and increased 71.2%, respectively, while pre-tax earnings for the same periods decreased 70.1% and increased 237.5%, respectively. During 2004, the approximate return on average attributable assets and average attributable equity was 1.87% and 11.80%, respectively as compared to 4.14% and 73.01%, respectively, in 2003 and 1.44% and 19.66%, respectively, in 2002. In periods of low or falling interest rates, our loan originations and subsequent sale revenue generally increase but so does the amount of amortization on the capitalized servicing asset (MSR). In a rising or higher interest rate environment, loan originations and sales will slow and the amount of amortization of the MSR asset will also slow. Generally, the increase in the amount of servicing revenue, net of amortization, will probably not offset the decline in revenue from loans sales.

The future revenue, earnings, and profitability of this operation are fully dependent on production volumes, servicing portfolio balances, and the interest rate environment.

The following tables present certain financial information concerning the results of operations of our banking and home lending operations. See Note 26 of the Notes to the Consolidated Financial Statements, in Item 8. Financial Statements and Supplementary Data, herein.

Banking Operations

	At or for the years ended December 31, 2004	2003	2002
		(In thousands) As restated	As restated
Attributable net interest income	$ 175,422	$ 166,060	$ 130,388
Attributable gain on sale revenue	—	—	—
Other Revenue	63,227	42,519	26,272
Earnings before taxes	135,099	100,447	85,130
Identifiable assets	12,122,961	8,455,552	4,716,628

Home Lending Operations

	At or for the years ended December 31, 2004	2003	2002
		(In thousands) As restated	As restated
Attributable net interest income	$ 47,869	$ 28,526	$ 47,528
Attributable gain on sale revenue	151,454	424,578	207,086
Other Revenue	41,440	(1,220)	9,379
Earnings before taxes	86,794	290,660	86,123
Identifiable assets	2,241,527	3,347,695	4,109,428

Net Interest Income

During each of the last three years, there has been an increased level of revenue attributable to net interest income. Our level of net interest income is impacted primarily by the volume of average earning assets, the rate paid to acquire the required funding for those earning assets, and the general level of interest rates.

At December 31, 2004, approximately $1.5 billion of our earning assets were long-term mortgage loans it had originated and was preparing to sell. These mortgage loans are sold upon their conversion to a mortgage-backed security, usually within 90 days. These loans were being funded with short-term liabilities. Typically, there is a spread between the long-term rates associated with the mortgage loans and the short-term rates associated with the funding source. During 2004, the spread widened in the first half of the year but tightened as the year progressed. The spread between these mortgages and these short-term funds stood at approximately 4.00% at year-end, whereas the approximate spread averaged less than 3.00% during 2004.

During 2003, this spread on mortgage banking asset versus funding liabilities average over 4.00%. This arbitrage was the single largest asset that affected our interest margin.

2004

During 2004, we recognized $223.3 million in net interest income, which represents an increase of 14.7% compared to the $194.6 million reported in 2003. Net interest income represented 46.4% of our total revenue in 2004 as compared to 29.5% in 2003 reflecting both an increase in such income and a decrease in revenue from our home lending operations. The increase in 2004 was mainly driven by the $2.2 billion, or 24.4%, increase in average earning assets.

During 2004, our interest rate margin decreased to 1.99%, from 2.16%. Our yield earned on earning assets decreased from 5.59% during 2003 to 5.03% in 2004, a 0.56% decrease that was greater than the related decrease in the cost of interest-bearing liabilities. The cost of interest-bearing liabilities decreased 0.42% from 3.58% in 2003 to 3.16% during 2004.

2003

During 2003, we recognized $194.6 million in net interest income, which represents an increase of 9.4% compared to the $177.9 million reported in 2002. Net interest income represented 29.5% of our total revenue in 2003 as compared to 42.3% in 2002. The increase in 2003 was mainly driven by the $2.6 billion, or 40.6%, increase in average earning assets.

During 2003, our interest rate margin decreased to 2.16%, from 2.80%. Our yield earned on earning assets decreased from 6.95% during 2002 to 5.59% in 2003, a 1.36% decrease that was greater than the related decrease in the cost of interest-bearing liabilities. The cost of interest-bearing liabilities decreased from 4.19% in 2002 to 3.58% during 2003.

2002

The 2002 total of $177.9 million in net interest income represented an increase of 77.7% when compared to the $100.1 million reported in 2001 and totaled 42.3% of 2002 revenue. The 2002 increase was primarily attributable to a $614.4 million increase in average earning assets.

During 2002, our interest rate margin increased to 2.80% from 1.83%. Our yield earned on earning assets decreased from 7.41% during 2001 to 6.95% in 2002, but was offset by a decrease in the cost of interest-bearing liabilities from 5.67% in 2001 to 4.19%.

AVERAGE YIELDS EARNED AND RATES PAID

The following table presents interest income from average earning assets, expressed in dollars and yields, and interest expense on average interest-bearing liabilities, expressed in dollars and rates. Interest income from earning assets includes the $15.8 million, $6.4 million, and $3.3 million of amortization of net premiums and net deferred loan origination costs in 2004, 2003, and 2002, respectively. Non-accruing loans were included in the average loans outstanding.

	For the years ended December 31,								
	2004			As restated 2003			As restated 2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(In thousands)								
Interest-earning assets:									
Loans receivable, net	$11,103,829	$559,902	5.04%	$ 8,648,332	$494,773	5.72%	$6,190,182	$439,819	7.11%
Other	92,520	3,535	3.82	349,592	8,295	2.37	165,204	1,977	1.20
Total interest-earning assets	11,196,349	$563,437	5.03%	8,997,924	$503,068	5.59%	6,355,386	$441,796	6.95%
Other assets	1,002,029			1,074,529			848,358		
Total assets	$12,198,378			$10,072,453			$7,203,744		
Interest-bearing liabilities:									
Deposits	$ 6,724,568	$167,765	2.49%	$ 5,310,614	$138,625	2.61%	$3,868,902	$126,977	3.28%
FHLB advances	3,631,851	143,914	3.96	2,711,119	127,044	4.69	2,179,060	115,345	5.29
Other	413,913	28,467	6.88	613,635	42,813	6.98	250,322	21,558	8.61
Total interest-bearing liabilities	10,770,332	$340,146	3.16%	8,635,368	$308,482	3.58%	6,298,284	$263,880	4.19%
Other liabilities	734,994			913,474			568,240		
Stockholders' equity	693,052			523,611			337,220		
Total liabilities and stockholders' equity	$12,198,378			$10,072,453			$7,203,744		
Net interest-earning assets	$ 426,017			$ 362,556			$ 57,102		
Net interest income		$223,291			$194,586			$177,916	
Interest rate spread(1)			1.87%			2.01%			2.76%
Net interest margin(2)			1.99%			2.16%			2.80%
Ratio of average interest-earning assets to interest-bearing liabilities			104%			104%			101%

(1) Interest rate spread is the difference between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities.

(2) Net interest margin is net interest income divided by average interest-earning assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

RATE/VOLUME ANALYSIS

The following table presents the dollar amount of changes in interest income and interest expense for the components of earning assets and interest-bearing liabilities that are presented in the preceding table. The table below distinguishes between the changes related to average outstanding balances (changes in volume while holding the initial rate constant) and the changes related to average interest rates (changes in average rates while holding the initial balance constant).

	For the years ended December 31,					
	2004 versus 2003 Increase (Decrease) Due To:			2003 versus 2002 Increase (Decrease) Due To:		
	Rate	Volume	Total	Rate	Volume	Total
	(In millions)					
EARNING ASSETS:						
Loans receivable, net	$(75.4)	$140.5	$ 65.1	$(119.8)	$174.8	$55.0
Other	1.3	(6.1)	(4.8)	4.1	2.2	6.3
Total	$(74.1)	$134.4	$ 60.3	$(115.7)	$177.0	$61.3
INTEREST-BEARING LIABILITIES:						
Total deposits	$ (7.8)	$ 36.9	$ 29.1	$ (35.7)	$ 47.3	$11.6
FHLB advances	(26.4)	43.2	16.8	(16.4)	28.1	11.7
Other	(0.4)	(13.9)	(14.3)	(10.0)	31.3	21.3
Total	$(34.6)	$ 66.2	$ 31.6	$ (62.1)	$106.7	$44.6
Change in net interest income	$(39.5)	$ 68.2	$ 28.7	$ (53.6)	$ 70.3	$16.7

PROVISION FOR LOAN LOSSES

During 2004, we recorded a provision for loan losses of $16.1 million. The provision was made to accommodate losses in the current portfolio. Net charge-offs in 2004 totaled $14.5 million compared to $21.8 million and $17.1 million in 2003 and 2002, respectively. Net charge-offs in 2004 totaled 0.17% of average investment loans compared to 0.35% and 0.50% in 2003 and 2002, respectively.

During 2003, management reclassified the amount of losses attributable to loans repurchased from secondary market investors. These losses are due to breaches of a loan's representations and warranties issued in conjunction with previous loan sales to a separate category of loss. These losses are now reflected as a reduction to net gain on loan sales because such losses properly offset any gains related to loan sales activity in the home lending group. Accordingly, the provision for loan losses now includes only increases for new loans deemed uncollectible. Prior year reporting has been adjusted to reflect this change.

NON-INTEREST INCOME

Flagstar's non-interest income totaled $256.1 million for the year ended December 31, 2004, compared to $465.9 million in 2003 and $242.7 million in 2002. The 2004 results constitute a 45.0% decrease over 2003 and the 2003 results reflect a 92.0% increase from 2002. The major change from year-to-year is due to the increases and decreases in net gain on loan sales.

Loan Fees and Charges

We record loan origination fees and charges during the process of originating mortgage loans and any other loans that were not classified as residential mortgage loans. In each period the recorded fee income was reported net of any fees deferred for the purposes of complying with Statement of Financial Accounting Statement No. 91, "Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("FASB 91").

2004

During 2004 the Company recorded gross loan fees and charges of $83.0 million a decrease of $53.9 million from 2003 due to a decrease in 2004 loan origination volume of $22.4 billion. The Company deferred $65.0 million of loan fees and charges during 2004.

2003

During 2003 the Company recorded gross loan fees and charges of $136.9 million. The Company deferred $119.5 million of loan fees and charges during 2003. The large increase in fees recorded and deferred during 2003 was primarily attributable to the increased volume in our mortgage loan originations. The increased mortgage volume was the result of a lower interest rate environment during 2003.

2002

During 2002 the Company recorded gross loan fees and charges of $90.4 million. The Company deferred $76.8 million of loan fees and charges during 2002.

Deposit Fees and Charges

We collect deposit fees and charges (i.e., NSF fees, cashier check fees, ATM fees and other account fees) for services we provide to our customers. As our deposit portfolio increases, the fees earned also increase. During the fourth quarter of 2003 the Company implemented an overdraft protection program, which increased deposit fees in 2004.

2004

Our banking group operated out of 120 banking centers as of December 31, 2004. We provided banking services for approximately 223,000 customers at December 31, 2004. During 2004 we collected deposit fees and charges of $12.1 million.

2003

Our banking group operated out of 98 banking centers as of December 31, 2003. We provided banking services for approximately 196,000 customers at December 31, 2003. During 2003 we collected deposit fees and charges of $7.0 million.

2002

Our banking group operated out of 86 banking centers as of December 31, 2002. We provided banking services for approximately 155,000 customers at December 31, 2002. During 2002 we collected deposit fees and charges of $4.9 million.

LOAN ADMINISTRATION

The volatility in this revenue source is the result of the changes in the levels of prepayment-induced amortization recorded on the mortgage servicing rights portfolio and the changes in the average volume of loans serviced for others during the respective periods.

2004

Our loan servicing operation produced net fee income from the loans it serviced for others of $30.1 million for the year ended December 31, 2004.

During 2004, the volume of loans serviced for others averaged $26.4 billion. During 2004, we recorded $106.2 million, or 40.2 basis points (0.402%), in fee revenue. The fee revenue recorded in 2004 was offset by $76.1 million of MSR amortization. During 2004, the amount of loan principal payments and payoffs received on serviced loans equaled $7.0 billion, a 26.0% decrease over 2003's total of $10.0 billion. The decrease was primarily attributable to the rising interest rates and the slow down of mortgage loan refinances experienced in 2004.

2003

Our loan servicing operation produced negative net fee income from the loans it serviced for others of $18.7 million for the year ended December 31, 2003, reflecting the offset of fee income by a substantial increase in amortization expense of MSR's as loan payoffs increased due to a surge in refinances.

During 2003, the volume of loans serviced for others averaged $26.4 billion, a 69.2% increase over the 2002 average servicing portfolio of $15.6 billion. During 2003, we recorded $104.3 million, or 39.5 basis points (0.395%), in fee revenue. The fee revenue recorded in 2003 was offset by $123.0 million of MSR amortization. During 2003, the amount of loan principal payments and payoffs received on serviced loans equaled $10.0 billion, a 203.0% increase over 2002's total of $3.3 billion. This increase was primarily due to the low interest rate environment and the large number of mortgage refinances experienced during 2003.

2002

Our loan servicing operation produced negative net fee income from the loans it serviced for others of $4.3 million for the year ended December 31, 2002. As in 2003, this was caused by MSR amortization expense exceeding fee income.

During 2002, the volume of loans serviced for others averaged $15.6 billion. During 2002, the Company recorded $58.3 million, or 37.4 basis points (0.374%), in fee revenue. The fee revenue recorded in 2002 was offset by $62.6 million of MSR amortization. During 2002, the amount of loan principal payments and payoffs received on serviced loans equaled $3.3 billion.

NET GAIN ON LOAN SALES

Unlike typical banking institutions, our net gain on loan sales line item is the transaction fee income generated from the origination, securitization, and sale of loans completed by the home lending group.

The variance in the amount of gain on sale recognized is attributable to the volume of mortgage loans sold and the gain on sale spread achieved. The volatility in the gain on sale spread is attributable to market pricing, which changes with demand and the general level of interest rates. Typically, as the volume of acquirable loans increases in a lower or falling interest rate environment, we are able to pay less to acquire loans and are then able to achieve higher spreads on the eventual sale of the acquired loans. In contrast, when interest rates rise, the volume of acquirable loans decreases and therefore we may need to pay more in the acquisition phase, thus decreasing our net gain achievable.

Also included in loan sales is the recording of mark to market pricing adjustments recorded in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments* ("FASB 133") and the recording of representation and warranty provisions recorded to offset losses from loans sold but expected to be repurchased from secondary market investors. At December 31, 2004, we had forward contracts to sell mortgage-backed securities of $2.0 billion and interest rate lock commitments to originate mortgage loans of $2.5 billion.

The following table provides a reconciliation of the net gain on sale recorded on loans sold within the period shown for the years ended December 31 (in thousands):

	2004	2003	2002
Net gain recorded	$ 59,714	$ 357,276	$ 192,612
Add: FASB 133 adjustments	357	10,695	11,110
Add: provision charged to earnings	24,037	14,160	4,841
Gain recorded on loans sold	$ 84,108	$ 382,131	$ 208,563
Loans sold	$28,937,576	$51,922,757	$40,495,894
Spread achieved	0.29%	0.74%	0.52%

2004

Net gains on loan sales totaled $59.7 million during 2004. During 2004, the volume of loans sold totaled $28.9 billion, a 44.3% decrease from 2003 loan sales of $51.9 billion. During 2004, we received an average 0.29% in gain on sale spread.

During 2004, we increased our secondary market reserve by $8.7 million to reflect our possible increased exposure from repurchased loans.

2003

Net gains on loan sales totaled $357.3 million during 2003. During 2003, the volume of loans sold totaled $51.9 billion, a 28.1% increase from 2002 loan sales of $40.5 billion. During 2003, we received an average 0.74% in gain on sale spread.

During 2003, we increased our secondary market reserve $1.2 million to offset anticipated increased exposure from repurchased loans.

2002

Net gains on loan sales totaled $192.6 million during 2002. During 2002, the volume of loans sold totaled $40.5 billion. During 2002, we received an average 0.52% in gain on sale spread.

During 2002, we decreased our secondary market reserve $3.9 million to offset anticipated decreased exposure from repurchased loans.

NET GAIN ON MORTGAGE SERVICING RIGHTS

The volatility in the level of net gains on mortgage servicing rights is attributable to the variance in the gain on sale spread and the volume of MSRs sold. The spread is attributable to market pricing which changes with demand and the general level of interest rates. Upon the sale of the underlying mortgage loan, the MSR is created and is capitalized at the fair value of the MSR created. If the MSR is sold in a flow transaction shortly after the acquisition, little to no gain is recorded on the sale. If the MSR has any seasoning at the time it is sold, the MSR capitalized in a lower interest rate environment generally will have an increased market value whereas the MSR capitalized in a higher interest rate environment will generally sell at a market price below the original fair value recorded. The MSRs are sold in a separate transaction from the sale of the underlying loan.

2004

For 2004, the net gain on the sale of MSR totaled $91.7 million. The 2004 gain was a $24.4 million increase from the $67.3 million recorded in 2003. In 2004, we sold both newly originated MSR, and seasoned MSR with a book value substantially lower than the sales price of the MSR.

We sold $1.4 billion on a servicing released basis, $18.8 billion of bulk servicing sales, and $10.8 billion of flow servicing in 2004.

The 2004 gain was 0.30% of the underlying loans sold. We sold $31.0 billion in underlying loans, comprising approximately 105.8% of the servicing rights originated during 2004.

2003

For 2003, the net gain on the sale of MSR totaled $67.3 million. The 2003 gain was a $52.8 million increase from the $14.5 million recorded in 2002. In 2003, we sold some newly originated MSR, but also sold seasoned MSR that had a book value substantially lower than the sales price of the MSR.

We sold $2.4 billion on a servicing released basis, $10.4 billion of bulk servicing sales, and $20.3 billion of flow servicing in 2003.

The 2003 gain was 0.20% of the underlying loans sold. We sold $33.1 billion, or approximately 63.8% of the servicing rights originated during 2003.

2002

For 2002, the net gain on the sale of MSR totaled $14.5 million. In 2002, we sold some newly originated MSR, but also sold seasoned MSR that had a book value substantially lower than the sales price of the MSR.

We sold $1.3 billion on a servicing released basis, $18.5 billion of bulk servicing sales, and $10.0 billion of flow servicing in 2002.

The 2002 gain was 0.05% of the underlying loans sold. We sold $29.8 billion, or approximately 73.6% of the servicing rights originated during 2002.

Other Fees and Charges

Other fees and charges include certain miscellaneous fees, including dividends received on FHLB stock and income generated by our subsidiaries Flagstar Credit, and Flagstar Title Insurance Company is reported on this line item. Other fees amounted to $44.4 million, $35.5 million, and $21.4 million in 2004, 2003, and 2002, respectively.

During 2004, we recorded $9.9 million in dividends on an average outstanding balance of FHLB stock of $225.1 million. The Company recorded $8.1 million and $8.3 million in dividends on an average balance of FHLB stock outstanding of $169.6 million and $136.9 million in 2003 and 2002, respectively.

During 2004, Flagstar Credit earned revenue of $5.0 million versus $8.0 million and $1.8 million in 2003 and 2002, respectively. The variance in the reported revenue in each period is a direct result of the volume of loans that were insured during the respective periods.

During 2004, Flagstar Title reported revenues of $108,000 versus revenues of $2.0 million and $1.6 million in 2003 and 2002, respectively. The change in revenue for each period is a direct result of the amount of title policies issued in each respective period. During 2004, we decided to close Flagstar Title and are currently winding down operations.

NON-INTEREST EXPENSE

Operating expenses, before the capitalization of direct costs of loan closings, totaled $395.5 million, $475.8 million, and $366.3 million for the years ended December 31, 2004, 2003, and 2002, respectively. The 16.9% decrease in expense items in 2004 versus 2003, were due to the decrease in mortgage originations and cost containment strategies deployed by management. The 29.9% increase in expenses between 2003 and 2002 were due to general increases in the price levels for goods and services, mortgage loan origination volume levels, and the growth of the banking operation. As we shift our funding sources to more those retail in nature and increase the size of the banking center network, management expects that the operating expenses associated with the banking center network will continue to increase while our overall cost of funds will decrease.

NON-INTEREST EXPENSES

	For the years ended December 31, 2004	2003	2002
	(In thousands)		
Compensation and benefits	$ 154,111	$ 175,470	$ 137,967
Commissions	105,607	142,406	102,720
Occupancy and equipment	66,233	66,186	52,531
Advertising	10,174	12,242	9,008
Federal insurance premium	1,050	1,708	1,268
Communication	6,975	8,293	10,068
Other taxes	11,436	17,646	8,662
Other	39,926	51,803	44,031
Total	395,512	475,754	366,255
Less: capitalized direct costs of loan closings	(154,070)	(226,479)	(143,981)
Total, net	$ 241,442	$ 249,275	$ 222,274
Efficiency ratio(1)	50.2%	37.7%	52.8%

(1) Total operating and administrative expenses (excluding the amortization of the core deposit premium) divided by the sum of net interest income and non-interest income

2004

During 2004, we opened 22 banking centers, bringing the banking center network total to 120.

Our gross compensation and benefits expense, before the capitalization of direct costs of loan closings, totaled $154.1 million. The 12.2% decrease in 2004 is primarily attributable to the staff reductions due to the decreased mortgage loan production offset with normal salary increases and the employees hired at the new banking centers. Total Company's salaried employees decreased 127, to 2,396 at December 31, 2004, a 5.0% decrease from December 31, 2003.

Commission expense, which is a variable cost associated with single-family mortgage loan production, totaled $105.6 million. Commission expense totaled 0.31% of total mortgage production in 2004.

Occupancy and equipment expense totaled $66.2 million during 2004. The continued increase in these expenses is reflective of the expansion undertaken in the Company's deposit banking center network offset by the closing of some of the non-profitable home loan centers.

Advertising expense, which totaled $10.2 million during the year ended December 31, 2004, decreased $2.0 million, or 16.4%, over the prior year. The decrease is reflective of managements cost containment strategies offset by the expansion undertaken in the Company's banking network.

Our FDIC premiums decreased to $1.1 million for 2004. The calculation of the premiums is based on our deposit portfolio and escrow accounts. During 2004, our escrow accounts decreased $2.1 million and the result was a decrease in our premium.

The Company paid $7.0 million in communication expenses for the year ended December 31, 2004. These expenses typically include telephone, fax and other types of electronic communication. The decrease in communication expense is the result of enhanced technology and the reduction of home loan centers.

The Company pays taxes in the various states and local communities we are located in. For the year ended December 31, 2004 the Company's state and local taxes decreased to $11.4 million. The decrease in taxes is the direct result of a decrease in taxable earnings.

Other expense is a collection of non-specific expenses incurred during the year. Other expense totaled $39.9 million during 2004. The fluctuation in these expenses is reflective of the varied levels of mortgage production, the expansion undertaken in the Company's banking operation offset by the closing of the non-profitable home loan centers, and the decreased amount of loans in a delinquency status.

2003

During 2003, we opened 12 banking centers, bringing the banking center network total to 98.

Our gross compensation and benefits expense, before the capitalization of direct costs of loan closings, totaled $175.5 million. The 27.2% increase in 2003 was primarily attributable to normal salary increases, the employees hired at the new banking centers, and the increase in employees hired to accommodate the Company's mortgage loan production. Total Company's salaried employees increased 352, to 3,106 at June 30, 2003, but decreased by 231 by year-end, an 8.4% decrease from December 31, 2002, and 18.8% decrease from June 30, 2003.

Commission expense, which is a variable cost associated with single-family mortgage loan production, totaled $142.4 million. Commission expense totaled 0.25% of total mortgage production in 2003.

Occupancy and equipment expense totaled $66.2 million during 2003. The continued increase in these expenses is reflective of the expansion undertaken in the Company's deposit banking center network, along with the Company's continuing investment in computer technology.

Advertising expense, which totaled $12.2 million during the year ended December 31, 2003, increased $3.2 million, or 35.6%, over the prior year. The increase is reflective of the expansion undertaken in the Company's banking network.

Our FDIC premiums increased to $1.7 million for 2003. In each successive year, Flagstar typically has paid a higher amount of insurance premiums due to its expanding deposit base.

The Company paid $8.3 million in communication expenses for the year ended December 31, 2003. These expenses typically include telephone, fax and other types of electronic communication. The decrease in communication expense is the result of enhanced technology.

The Company pays taxes in the various states and local communities we are located in. For the year ended December 31, 2003 the Company's state and local taxes equaled $17.7 million. The increase in taxes is the direct result of an increase in taxable earnings.

Other expense is a collection of non-specific expenses incurred during the year. Other expense totaled $51.8 million during 2003. The fluctuation in these expenses is reflective of the varied levels of mortgage production, the expansion undertaken in the Company's banking operation, the increased costs associated with the enlarged real estate owned portfolio, the increased amount of costs related to the increased amount of loans pending foreclosure, and the increased amount of loans in a delinquency status.

2002

During 2002, we opened 16 banking centers, bringing the banking center network total to 86.

Our gross compensation and benefits expense, before the capitalization of direct costs of loan closings, totaled $138.0 million. The 28.1% increase in 2002 is primarily attributable to normal salary increases, the employees hired at the new banking centers, and the increase in employees hired to accommodate the Company's mortgage loan production. Total Company salaried employees increased by 307 full-time equivalents, a 12.5% increase, at December 31, 2002 versus December 31, 2001.

Commission expense, which is a variable cost associated with single-family mortgage loan production, totaled $102.7 million. Commission expense totaled 0.24% of total mortgage production in 2002.

Occupancy and equipment expense totaled $52.5 million during 2002. The continued increase in these expenses is reflective of the expansion undertaken in the Company's deposit banking center network, along with the Company's continuing investment in computer technology.

Advertising expense, which totaled $9.0 million during the year ended December 31, 2002, increased $3.9 million, or 76.4%, over the prior year. The increase is reflective of the expansion undertaken in the Company's banking network.

Our FDIC premiums remained at $1.3 million for 2002. In each successive year, Flagstar typically has paid a higher amount of insurance premiums due to its expanding deposit base.

The Company paid $10.1 million in communication expenses for the year ended December 31, 2002. These expenses typically include telephone, fax and other types of electronic communication.

The Company pays taxes in the various states and local communities we are located in. For the year ended December 31, 2002 the Company's state and local taxes equaled $8.7 million.

Other expense is a collection of non-specific expenses incurred during the year. Other expense totaled $44.0 million during 2002. The fluctuation in these expenses is reflective of the varied levels of mortgage production, the expansion undertaken in the Company's banking operation, the increased costs associated with the enlarged real estate owned portfolio, the increased amount of costs related to the increased amount of loans pending foreclosure, and the increased amount of loans in a delinquency status.

FASB 91

In accordance with generally accepted accounting principles, certain loan origination fees and costs are capitalized and added as an adjustment of the basis of the individual loans originated. These fees and costs are amortized or accreted into income as an adjustment to the loan yield over the life of the loan or expensed when the loan is sold. Accordingly, during 2004 Flagstar deferred $154.1 million of gross loan origination costs, while during 2003 and 2002 the deferred expenses totaled $226.5 million and $144.0 million, respectively. These costs have not been offset by the revenue deferred for FASB 91 purposes. During 2004,

2003, and 2002, the Company deferred $65.0 million, $119.5 million, and $76.8 million in qualifying loan fee revenue, respectively. For further information, see "Loan Fees and Charges," above.

On a per loan basis, the cost deferrals totaled $815, $663, and $528 during 2004, 2003, and 2002, respectively. Net of deferred fee income, the cost deferred per loan totaled $471, $313, and $246 during 2004, 2003, and 2002, respectively. While revenue per loan has remained somewhat constant on a per loan basis, the Company's loan origination costs have increased over the three-year period. Inflationary increases and the increased costs associated with the Company's shift to retail and correspondent funding versus wholesale funding, which was the predominant lending channel in 2002 are the major reasons for these increases. This shift can also be seen in the cost of commissions, which is a deferrable item. On a per loan basis, the cost deferrals for commissions totaled $559, $417, and $377 during 2004, 2003, and 2002, respectively.

FEDERAL INCOME TAXES

For the year ended December 31, 2004, the Company's provision for federal income taxes as a percentage of pretax earnings was 35.2%, compared to 35.0% in 2003 and 35.4% in 2002. For all periods presented in the Consolidated Statements of Earnings, the provision for federal income taxes varies from statutory rates primarily because of certain non-deductible corporate expenses. Refer to Note 17 of the Notes to the Consolidated Financial Statements, in Item 8. Financial Statements and Supplementary Data, herein for further discussion of the Company's federal income taxes.

FINANCIAL CONDITION

ASSETS. The Company's assets totaled $13.1 billion at December 31, 2004, reflecting an increase of $2.5 billion over December 31, 2003. Loans available for sale decreased $1.3 billion, reflecting the decrease in the amount of recent residential mortgage loan production recorded on the Company's books that are pending sale. The investment loan portfolio increased $3.8 billion.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents increased from $148.4 million at December 31, 2003 to $156.5 million at December 31 2004.

MORTGAGE-BACKED SECURITIES HELD TO MATURITY. Mortgage-backed securities decreased from $30.7 million at December 31, 2003 to $20.7 million at December 31, 2004. The decrease was attributed to payoffs received offset slightly by a small purchase of $1.1 million in June 2004. The purchase was for Community Reinvestment Act ("CRA") purposes.

INVESTMENT SECURITIES. The Company's investment portfolio increased from $14.1 million at December 31, 2003 to $18.4 million at December 31, 2004. The investment portfolio is limited to a small portfolio of contractually required collateral, regulatory required collateral, and investments made by non-bank subsidiaries.

LOANS AVAILABLE FOR SALE. Mortgage loans available for sale decreased $1.3 billion from $2.8 billion at December 31, 2003, to $1.5 billion at December 31, 2004. The decrease in the size of this portfolio is attributable to the increase in the number of loans originated directly into portfolio. See the table below for the activity in the Company's available for sale category over the past five years.

The Company's loan production is inversely related to the level of long-term interest rates. As long-term rates decrease, the Company tends to originate an increasing number of mortgage loans. Likewise, as rates increase, the Company's loan originations tend to decrease. A significant amount of the Company's business during periods of low interest rates is derived from the refinancing of mortgage loans. Generally, the Company has been able to sell loans into the secondary market at a gain during periods of low or decreasing interest rates, and profitability levels have been greatest during these periods.

LOANS AVAILABLE FOR SALE ACTIVITY SCHEDULE

DESCRIPTION:	For the years ended December 31, 2004	2003	2002	2001	2000
	(In thousands)				
Beginning mortgage loans available for sale	$ 2,759,551	$ 3,302,212	$ 2,746,791	$ 1,437,799	$2,230,381
Mortgage loans originated, net	31,891,486	55,866,218	43,703,804	33,276,507	9,998,948
Mortgage loans sold servicing retained, net	27,749,138	49,681,387	39,261,704	30,333,464	7,942,696
Mortgage loans sold servicing released, net	1,352,789	2,461,326	1,297,372	364,579	33,952
Mortgage loan amortization/ prepayments	1,745,708	1,652,811	461,983	919,577	357,933
Mortgage loans transferred, net	2,297,091	2,613,355	2,127,324	349,895	2,456,949
Ending mortgage loans available for sale	$ 1,506,311	$ 2,759,551	$ 3,302,212	$ 2,746,791	$1,437,799

INVESTMENT LOAN PORTFOLIO

Loans held for investment increased, in the aggregate, $3.8 billion from $6.8 billion at December 31, 2003, to $10.6 billion at December 31, 2004. Mortgage loans alone increased $3.2 billion, or 58.2%, to $8.7 billion at December 31, 2004, from $5.5 billion at December 31, 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table sets forth a breakdown of our investment loan portfolio at December 31, 2004:

INVESTMENT LOAN PORTFOLIO BY TYPE

	Fixed Rate	Adjustable Rate	Total
	(In thousands)		
Mortgage loans held for investment	$ 712,722	$7,944,571	$ 8,657,293
Second mortgage loans	196,504	14	196,518
Commercial real estate	195,779	555,951	751,730
Construction	67,640	—	67,640
Warehouse lending	—	249,291	249,291
Consumer	23,620	603,956	627,576
Non-real estate commercial	2,755	5,660	8,415
Total	$1,199,020	$9,359,443	$10,558,463

The two tables below provide detail for the activity and the balance in our investment loan portfolio over the past five years.

INVESTMENT LOAN PORTFOLIO

DESCRIPTION:	At December 31, 2004	2003	2002	2001	2000
	(In thousands)				
Mortgage loans	$ 8,657,293	$5,478,200	$2,579,448	$2,193,473	$3,245,499
Second mortgage loans	196,518	141,010	214,485	232,466	168,886
Commercial real estate loans	751,730	548,392	445,270	314,247	194,653
Construction loans	67,640	58,323	54,650	53,505	60,534
Warehouse lending	249,291	346,780	558,782	298,511	66,765
Consumer loans	627,576	259,651	124,785	63,960	59,123
Non-real estate commercial loans	8,415	7,896	7,706	8,922	8,881
Total investment loan portfolio	10,558,463	6,840,252	3,985,126	3,165,084	3,804,341
Allowance for losses	(37,627)	(36,017)	(37,764)	(27,769)	(14,357)
Total investment loan portfolio, net	$10,520,836	$6,804,235	$3,947,362	$3,137,315	$3,789,984

INVESTMENT LOAN PORTFOLIO ACTIVITY SCHEDULE

DESCRIPTION:	2004	2003	2002	2001	2000
	For the years ended December 31, (In thousands)				
Beginning	$ 6,840,252	$3,985,126	$3,165,084	$3,804,341	$1,594,371
Loans originated	4,840,028	1,901,105	586,809	521,506	393,311
Change in lines of credit	(189,696)	1,267,338	331,826	128,310	(79,540)
Loans transferred from available for sale	2,297,091	2,613,355	2,127,324	349,895	2,456,949
Loan amortization/prepayments	3,189,520	2,890,866	2,177,895	1,596,585	535,981
Loans transferred to repossessed assets	39,692	35,806	48,022	42,383	24,769
Ending	$10,558,463	$6,840,252	$3,985,126	$3,165,084	$3,804,341

ALLOWANCE FOR LOSSES. The allowance for loan losses totaled $37.6 million at December 31, 2004, an increase of $1.6 million, or 4.4%, from $36.0 million at December 31, 2003. The allowance for losses as a percentage of non-performing loans was 66.2% and 61.7% at December 31, 2004 and 2003, respectively. The Company's non-performing loans totaled $56.9 million and $58.3 million at December 31, 2004 and 2003, respectively, and, as a percentage of investment loans, were 0.54% and 0.85% at December 31, 2004 and 2003, respectively.

The allowance for loan losses at December 31, 2004, was recorded at a level based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, the amount of historical charge offs and anticipated loss experience on such types of loans, and the current and near-term projected economic conditions. There is no assurance that the Company will not, in any particular period, sustain loan losses that exceed the allowance, or that subsequent evaluation of the loan portfolio, in light of the factors then-prevailing, including economic conditions, the credit quality of the assets comprising the portfolio, will not require significant increases in the allowance for loan losses.

See Asset Quality and the tables on Pages 14 through 20 for additional information on the Company's provision for loan losses, loan loss allowance, and non-performing loans.

ACCRUED INTEREST RECEIVABLE. Accrued interest receivable increased from $29.9 million at December 31, 2003 to $37.0 million at December 31, 2004 as the Company's total loan portfolio increased. The Company typically collects loan interest in the following month after it is earned.

FHLB STOCK. Holdings of FHLB stock increased from $198.4 million at December 31, 2003, to $234.8 million at December 31, 2004. This increase was required to accommodate the Company's additional FHLB advances that were used to fund the increase in the investment loan portfolio. As a member of the FHLB, the Company is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater. Management believes that the volume of our holdings of FHLB stock do not constitute a controlling or significant interest in the FHLB. As such, management does not believe that the FHLB is an affiliate or can in any other way be deemed to be a related party.

PREMISES AND EQUIPMENT. Premises and equipment, net of accumulated depreciation, totaled $180.1 million at December 31, 2004, an increase of $19.0 million, or 11.8%, from $161.1 million at December 31, 2003. During 2004, the Company added 22 new banking centers, continued the expansion of the home loan centers, and continued to invest in computer equipment.

MORTGAGE SERVICING RIGHTS. MSR totaled $188.0 million at December 31, 2004, a decrease of $72.1 million, from $260.1 million at December 31, 2003. For the year ended December 31, 2004, $27.6 billion of loans underlying mortgage servicing rights were originated or purchased, and $36.6 billion were reduced through sales, prepayments, and amortization resulting in a net decrease in mortgage loans serviced for others of $9.0 billion from $30.4 billion to $21.4 billion at December 31, 2004. The book value of the portfolio at December 31, 2004 is 0.88% versus 0.86% at December 31, 2003.

The portfolio at both December 31, 2004 and 2003 is primarily comprised of newly originated MSR. The portfolio at each date does not contain an impairment charge because of its recent origination to the current market rate. The weighted average service fee on loans serviced for others is 0.341%.

The amount of MSR, initially recorded is based on the fair value of the MSR as determined on the date of when the underlying loan is sold on a "servicing retained" basis. Our determination of fair value, and thus the amount we record (i.e., the capitalization amount) is based on estimated values paid by third party buyers in recent servicing rights sale transactions, internal valuations, and market pricing. Estimates of fair value reflect the following variables:

- Product type (i.e., conventional, government, balloon)
- Fixed or adjustable rate of interest
- Interest rate
- Term (i.e. 15 or 30 years)
- Anticipated prepayment speeds
- Servicing costs per loan
- Discounted yield rate

The most important assumptions used in the MSR valuation model are anticipated loan prepayment rates. During 2004, these rates ranged between 10% and 25% on new production loans. The factors used for those assumptions are selected based on market interest rates and other market assumptions. Their reasonableness is confirmed through surveys conducted with independent third parties.

On an ongoing basis the MSR portfolio is internally valued to assess any impairment in the asset. These impairment analyses utilize the same variables to determine the value of the portfolio at the financial statement date.

In addition, independent broker appraisals of the fair value of the MSR portfolio are obtained annually to confirm the reasonableness of the value generated by the internal valuation model.

At December 31, 2004 and 2003, the fair value of the MSR portfolio was $257.0 million and $410.6 million, respectively. At December 31, 2004, the fair value of each MSR was based upon the following weighted-average assumptions: (1) a discount rate of 10.43%; (2) an anticipated loan prepayment rate of 21.0% CPR; and (3) servicing costs per conventional loan of $45.00 and $55.00 for each government or adjustable-rate loan.

LOANS SERVICED FOR OTHERS ACTIVITY SCHEDULE

DESCRIPTION:	For the years ended December 31, 2004	2003	2002	2001	2000
	(In thousands)				
Beginning loans serviced for others	$30,395,079	$21,586,797	$14,222,802	$ 6,644,482	$9,519,926
Loans servicing originated	27,584,787	49,461,431	39,198,521	30,514,703	7,982,201
Loan amortization/prepayments	6,985,894	9,982,414	3,329,825	1,446,092	824,928
Loan servicing sales	29,639,248	30,670,735	28,504,701	21,490,291	10,032,717
Ending loans serviced for others	$21,354,724	$30,395,079	$21,586,797	$14,222,802	$6,644,482

REPURCHASED ASSETS. Repurchased assets are acquired because of representation and warranties issues related to loan sales. See "— Secondary Market Reserve," below for more information. These assets are non-performing and totaled a net $17.1 million and a net $12.0 million in principal balance at December 31, 2004 and 2003, respectively. The assets have been adjusted by a specific reserve of $3.5 million and $4.1 million, at December 31, 2004 and 2003, respectively. During 2004 and 2003, the Company repurchased $68.7 million and $42.4 million in non-performing loans, respectively. These loans are acquired and subsequently foreclosed upon and later sold.

OTHER ASSETS. Other assets increased $110.0 million, or 112.2%, to $208.0 million at December 31, 2004, from $98.0 million at December 31, 2003. The majority of this increase was attributable to payments received on receivables recorded in conjunction with MSR sales transacted during the later part of 2004. Upon the sale of MSR, the Company receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. This recorded receivable is typically collected within a six-month time frame.

LIABILITIES. The Company's total liabilities increased $2.5 billion, or 25.3%, to $12.4 billion at December 31, 2004, from $9.9 billion at December 31, 2003. This increase was primarily attributable to the net increase in interest bearing liabilities.

DEPOSITS. Deposit accounts increased $1.7 billion, or 29.8%, to $7.4 billion at December 31, 2004, from $5.7 billion at December 31, 2003. This increase reflects the Company's growth strategy. The deposits can be subdivided into three areas: the consumer direct division, the municipal division, and our national accounts division.

Consumer direct deposits accounts increased $0.6 billion, or 16.7%, to $4.2 billion at December 31, 2004, from $3.6 billion at December 31, 2003. This increase reflects the increase in the number of banking centers. The number of banking centers increased from 98 at December 31, 2003 to 120 at December 31, 2004. The Company has been aggressive in its pricing strategy when entering new markets in order to accelerate its growth plan. This strategy has attracted one-year certificates of deposit and money market deposits. At December 31, 2004, the Company's consumer direct certificates of deposit totaled $2.1 billion, with an average balance of $24,712 and a weighted average cost of 3.51%. The Company's money market deposits totaled $0.9 billion, with an average cost of 1.97%. Core accounts, or saving and checking accounts, totaled 31.0% of total retail deposits.

During 2001, the Company began calling on local municipal agencies as another source for deposit funding. These deposit accounts increased $0.4 billion, or 44.4%, to $1.3 billion at December 31, 2004, from $0.9 billion at December 31, 2003. These deposits had a weighted average cost of 2.37% at December 31, 2004. These deposit accounts include $1.2 billion that are certificates of deposit with maturities typically less than one year and $0.1 billion in checking and savings accounts.

The national accounts division garners funds through nationwide advertising of deposit rates and through investment brokers located across the country. These deposit accounts increased $0.7 billion, or 58.3%, to $1.9 billion at December 31, 2004, from $1.2 billion at December 31, 2003. These deposits had a weighted average cost of 3.05% at December 31, 2004. This increase reflects management's decision to continue to grow the Company's asset base utilizing secondary market deposits with specific maturities.

The deposit accounts are as follows December 31, (in thousands):

	2004	2003	2002
Demand accounts	$ 376,506	$ 390,008	$ 401,517
Savings accounts	884,117	314,452	352,155
MMDA	859,573	1,320,635	575,411
Certificates of deposit	2,056,608	1,602,223	1,324,486
Total consumer direct deposits	4,176,804	3,627,318	2,653,569
Municipal deposits	1,264,225	899,123	807,665
National accounts	1,938,626	1,153,726	912,655
Total deposits	$7,379,655	$5,680,167	$4,373,889

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $1.7 billion, $1.3 billion and $894.5 million at December 31, 2004, 2003 and 2002, respectively.

INTEREST RATE SWAPS. In October 2003, the Company entered into a series of interest rate swaps to offset its exposure to rising rates. The notional amount of these swaps totaled $500.0 million. Contractually, the Company receives a floating rate tied to LIBOR and pays a fixed rate. The swaps are categorized in two groups: the first receiving one-month LIBOR and the second receiving three-month LIBOR. These swaps have maturities ranging from three to five years. These interest rate swaps effectively act as a cash flow hedge against a rise in the cost of our deposits. On December 30, 2004, the Company extinguished $250.0 million of the aforementioned swaps. These swaps were eliminated at an after-tax gain of $2.6 million. This gain will be reclassified into earnings from accumulated other comprehensive income over three years, which is the original duration of the extinguished swaps.

On December 19, 2002, we, through our subsidiary Trust II, completed a private placement sale of trust preferred securities. As part of the transaction, we entered into an interest rate swap agreement with the placement agent, where the Company pays a fixed rate of 6.88% on a notional amount of $25.0 million and receives a floating rate equal to that being paid on the Trust II securities.

As of December 31, 2004, the Company recorded a net market value adjustment of $2.7 million on our portfolio of swaps. The adjustment was recorded as an increase to accumulated other comprehensive income in stockholders' equity.

FHLB ADVANCES. FHLB advances increased $0.9 billion, or 28.1%, to $4.1 billion at December 31, 2004, from $3.2 billion at December 31, 2003. The Company relies upon such advances as a source of funding for the origination or purchase of loans for sale in the secondary market and for providing duration specific medium-term financing. The outstanding balance of FHLB advances fluctuates from time to time depending upon the Company's current inventory of loans available for sale and the availability of lower cost funding from its retail deposit base and its escrow accounts. The average outstanding balance of advances from the FHLB totaled $3.6 billion and $2.7 billion during 2004 and 2003, respectively.

	For the years ended December 31,		
	2004	2003	2002
Maximum outstanding at any month end	$4,097,000	$3,320,000	$2,492,000
Average balance	3,631,851	2,711,119	2,179,060
Average interest rate	3.96%	4.69%	5.29%

The portfolio of FHLB advances contain fixed rate term advances, floating rate daily adjustable advances, and fixed rate putable advances. The following is a breakdown of the advances outstanding at December 31, 2004 (in thousands):

	Amount	Rate
Floating rate daily advances	$ 620,000	1.95%
Fixed rate putable advances	1,120,000	5.15
Fixed rate term advances	2,350,000	3.53
Total	$4,090,000	3.74%

The portfolio of putable FHLB advances maybe called by the FHLB based on the level of LIBOR. During the first quarter of 2005, $420.0 million of these putable advances will mature. The remaining $700.0 million of these advances, which have a rate of 4.49%, have a maturity date in 2011. The advances can be called if

LIBOR reaches 4.50%. The corresponding level of this index is at 2.35% at December 31, 2004. If these advances are called, the Company will be forced to find an alternative source of funding, which could be at a higher cost and therefore negatively impact net earnings.

LONG TERM DEBT. As part of our overall capital strategy, we may raise capital through the issuance of trust preferred securities by our special purpose financing entities formed for the offerings. The trust preferred securities mature 30 years from issuance, are callable after five years, pay interest quarterly, and the interest expense is deductible for federal income tax purposes. The majority of the net proceeds from these offerings is contributed to the Bank as additional paid in capital and subject to regulatory limitations, is includable as regulatory capital.

On April 27, 1999, we, through our subsidiary Trust, completed the sale of 2.99 million shares of 9.50% trust preferred securities, providing gross proceeds totaling $74.8 million. On April 30, 2004, the Company redeemed the preferred securities. Trust is currently inactive.

On December 19, 2002, we, through our subsidiary Trust II, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities pay interest at a floating rate of three-month LIBOR plus 3.25%, adjustable quarterly, after an initial rate of 4.66%. As part of the transaction, we entered into an interest rate swap agreement with the placement agent, where the Company pays a fixed rate of 6.88% on a notional amount of $25.0 million and receives a floating rate equal to that being paid on the Trust II securities.

On February 19, 2003, we, through our subsidiary Trust III, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.55% and a floating rate thereafter equal to the three-month LIBOR rate, plus 3.25% adjustable quarterly.

On March 19, 2003, we, through our subsidiary Trust IV, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.75% and a floating rate thereafter equal to the three-month LIBOR rate, plus 3.25% adjustable quarterly.

On December 29, 2004, we, through our subsidiary Trust V, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first three months of 4.55% and a floating rate that reprices quarterly thereafter at three-month LIBOR, plus 2.00%.

ACCRUED INTEREST PAYABLE. Accrued interest payable increased $7.8 million, or 38.4%, to $28.1 million at December 31, 2004 from $20.3 million at December 31, 2003. These amounts represent interest payments that are payable to depositors and other entities from which the Company has borrowed funds. These balances fluctuate with the size of the interest-bearing liability portfolio. The interest-bearing liability portfolio increased 27.5% during the period, but was offset by a 42 basis point decrease in the average cost of liabilities.

UNDISBURSED PAYMENTS. Undisbursed payments on loans serviced for others increased $20.9 million, or 4.4%, to $496.2 million at December 31, 2004, from $475.3 million at December 31, 2003. These amounts represent payments received from borrowers for interest, principal and related loan charges, which have not been remitted to loan investors. These balances fluctuate with the size of the servicing portfolio and the transferring of servicing to the purchaser in connection with servicing sales. Loans serviced for others at December 31, 2004, including subservicing, equaled $30.5 billion versus $33.8 billion at December 31, 2003.

ESCROW ACCOUNTS. The amount of funds in escrow accounts decreased $2.1 million, or 1.2%, to $176.4 million at December 31, 2004, from $178.5 million at December 31, 2003. These accounts are maintained on behalf of mortgage customers and include funds collected for real estate taxes, homeowner's insurance, and other insurance product liabilities. These balances fluctuate with the amount of loans serviced. The balances also fluctuated during the year depending upon the scheduled payment dates for the related liabilities. Total residential mortgage loans serviced at December 31, 2004, equaled $40.7 billion versus $42.0 billion at December 31, 2003, a 4.8% decrease.

LIABILITY FOR CHECKS ISSUED. The liability for checks issued decreased $8.6 million, or 31.3%, to $18.9 million at December 31, 2004, from $27.5 million at December 31, 2003. This liability primarily reflects the amount of outstanding checks the Company has written to acquire mortgage loans. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

FEDERAL INCOME TAXES PAYABLE. Income taxes payable decreased $41.6 million, or 56.5%, to $32.0 million at December 31, 2004, from $73.6 million at December 31, 2003. See Note 17 of the Notes to the Consolidated Financial Statements, in Item 8. Financial Statements and Supplementary Data, herein.

SECONDARY MARKET RESERVE. To account for the exposure posed by loan repurchases as compared to loans that we acquire or purchase for our own investment loan portfolio, we have established a separate reserve for losses from repurchased loans. Accordingly, in the fourth quarter of 2003, we reclassified $10.3 million from our allowance for loan losses to a newly established secondary market reserve. Our secondary market reserve was $19.0 million at December 31, 2004 and $10.3 million at December 31, 2003. We charge any provision to the secondary market reserve as an offset to net loan sale gains.

OTHER LIABILITIES. Other liabilities decreased $1.2 million, or 2.3%, to $51.7 million at December 31, 2004, from $52.9 million at December 31, 2003. This increase is reflective of the decrease in mortgage origination volume during the fourth quarter of 2004 versus the comparable 2003 period.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS. The Company has various financial obligations, including contractual obligations and commercial commitments, which require future cash payments. Refer to Item 8. Financial Statements Notes 4, 12, 14, 15 and 16. The following table presents the aggregate annual maturities of contractual obligations (based on final maturity dates) at December 31, 2004 (in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Deposits without stated maturities	$2,223,356	$ —	$ —	$ —	$ 2,223,356
Certificates of deposits	2,407,612	2,096,071	630,120	22,496	5,156,299
FHLB Advances	1,840,000	1,200,000	700,000	350,000	4,090,000
Trust preferred Securities	—	—	—	103,102	103,102
Operating leases	7,070	7,617	2,407	1,829	18,923
Other debt	25	50	50	1,200	1,325
Total	$6,478,063	$3,303,738	$1,332,577	$478,627	$11,593,005

ASSET LIABILITY MANAGEMENT

Flagstar considers that its primary business objective is to provide stockholders the highest return possible on their investment while maintaining a certain risk posture. This objective includes the management of credit risk and interest rate risk.

Interest rate risk is managed by the Executive Investment Committee ("EIC"), which is composed of executive officers of the Company, in accordance with policies approved by the Company's Board of Directors. The EIC formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the EIC considers the impact of projected interest rate scenarios on earnings and capital, potential changes in interest rates, the economy, liquidity, business strategies, and other factors. The EIC meets monthly or as necessary to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and fair values of assets and liabilities, unrealized gains and losses, purchase and sale activity, loans available for sale and commitments to originate loans, and the maturities of investments, borrowings and time deposits. Any decision or policy change that requires implementation is directed to the Asset and Liability Committee ("ALCO").

The ALCO implements any directive from the EIC and meets weekly to monitor liquidity, cash flow flexibility, and deposit activity.

The EIC is authorized to utilize financial derivative products such as interest rate swaps, interest rate futures, and forward sale commitments to manage and adjust the amount of interest rate sensitivity inherent in the Company's balance sheet. At December 31, 2004, the Company had $1.5 billion of residential mortgage loans held for sale and had made commitments to originate another $2.5 billion in mortgage loans. These loans were hedged against losses from interest rate fluctuations by $2.0 billion of forward commitments to sell mortgage-backed securities. These forward sales contracts entered into by the Company were with Wall Street primary dealers.

In order to hedge the against the effects of rising rates on its interest-bearing liability portfolio, the Company has utilized $500.0 million of interest rate swaps with Wall Street primary dealers. These swaps were acquired to allow the placement of a fixed rate on a portion of the Company's short duration deposit portfolio. The swaps have had the effect of lengthening the duration of the deposit portfolio. In December 2004, the Company extinguished its position in $250.0 million of these swaps. The removal of these swaps caused the Company to become more sensitive to an increase in interest rates. Management's decision was based on a thorough review of the interest rate risk exposure the Company was assuming at the time. The $2.6 million after tax cash gain realized on the removal of these instruments will be reclassified into earnings from accumulated other comprehensive income over the next three years, which is the original duration of the extinguished swaps. The Company's level of risk expressed, as a percent of the Company's net portfolio value at December 31, 2004 was 0.85%.

On December 19, 2002, we, through our subsidiary Trust II, completed a private placement sale of trust preferred securities. As part of the transaction, we entered into an interest rate swap agreement with the placement agent, where the Company pays a fixed rate of 6.88% on a notional amount of $25.0 million and receives a floating rate equal to that being paid on the Trust II securities.

To effectively measure and manage interest rate risk, the Company uses sensitivity analysis to determine the impact on net interest income of various interest rate scenarios, balance sheet trends, and strategies.

From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by executive management and the Company's Board of Directors on an ongoing basis. The Company has traditionally managed its business to reduce its overall exposure to changes in interest rates. However, management has the latitude to increase the Company's interest rate sensitivity position within certain limits if, in management's judgment, the increase will enhance profitability. The Company manages its exposure to interest rates by hedging itself primarily from rising rates.

Flagstar, because of its high concentration of loans held for sale and its large portfolio of adjustable rate loans, generally will record higher levels of net interest income in a rising interest rate environment and will experience declining net interest income during periods of falling interest rates. This happens because the Company's assets reprice or mature faster than the majority of the Company's liabilities reset or mature.

In the past, the savings and loan industry measured interest rate risk by using Gap analysis. Gap analysis is one indicator of interest rate risk; however it only provides a glimpse into expected asset and liability repricing in segmented time frames.

Today the thrift industry utilizes the concept of Net Portfolio Value ("NPV"). NPV analysis provides a fair value of the balance sheet in alternative interest rate scenarios. The NPV does not take into account management intervention and assumes the new rate environment is constant and the change is instantaneous.

The following table is a summary of the changes in the Company's NPV that are projected to result from hypothetical changes in market interest rates. NPV is the market value of assets, less the market value of liabilities, adjusted for the market value of off-balance sheet instruments. The interest rate scenarios presented in the table include interest rates at December 31, 2004 and 2003 and as adjusted by instantaneous parallel rate changes upward and downward of up to 300 basis points. The 2004 and 2003 scenarios are not comparable due to differences in the interest rate environments, including the absolute level of rates and the shape of the yield curve.

The positive effect of a decline in market interest rates is reduced by the estimated effect of prepayments on the value of single-family loans and MSRs. Further, this analysis is based on the Company's interest rate exposure at December 31, 2004 and 2003, and does not contemplate any actions the Company might undertake in response to changes in market interest rates, which could impact NPV. Each rate scenario shows unique prepayment, repricing, and reinvestment assumptions. Management derived these assumptions considering published market prepayment expectations, the repricing characteristics of individual instruments or groups of similar instruments, the Company's historical experience, and the Company's asset and liability management strategy. Further, this analysis assumes that certain instruments would not be affected by the changes in interest rates or would be partially affected due to the characteristics of the instruments.

There are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates. It is not possible to fully model the market risk in instruments with leverage, option, or prepayment risks. Also, the Company is affected by basis risk, which is the difference in repricing characteristics of similar term rate indices. As such, this analysis is not intended to be a precise forecast of the effect a change in market interest rates would have on the Company.

While each analysis involves a static model approach to a dynamic operation, the NPV model is the preferred method. If NPV rises in an up or down interest rate scenario, that would dictate an up direction for the margin in that hypothetical rate scenario. The same would be seen in a falling scenario. A perfectly matched balance sheet would possess no change in the NPV, no matter what the rate scenario. The following table presents the NPV in the stated interest rate scenarios (in millions):

December 31, 2004					December 31, 2003				
Scenario	NPV	NPV%	$ Change	% Change	Scenario	NPV	NPV%	$ Change	% Change
+300	$ 859.2	6.90%	$(378.4)	(30.6)%	+300	$1,001.5	9.78%	$ (64.3)	(6.0)%
+ 200	$1,079.8	8.41%	$(157.8)	(12.8)%	+ 200	$1,054.8	10.06%	$ (11.0)	(1.0)%
+ 100	$1,165.9	8.90%	$ (71.7)	(5.8)%	+ 100	$1,088.2	10.14%	$ 22.4	2.1%
Current	$1,237.6	9.26%			Current	$1,065.8	9.75%		
−100	$1,229.5	9.06%	$ (8.1)	(0.7)%	−100	$ 939.0	8.47%	$(126.8)	(11.9)%

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are customer deposits, loan repayments and sales; advances from the FHLB, cash generated from operations, and customer escrow accounts. Additionally, during the past seven years, the Company and its affiliates have issued securities in six separate offerings to the capital markets, generating over $232.4 million in gross proceeds. While these sources are expected to continue to be available to provide funds in the future, the mix and availability of funds will depend upon future economic and market conditions. Flagstar does not foresee any difficulty in meeting its liquidity requirements.

Loan principal repayments and payoffs totaled $5.0 billion during 2004, representing an increase of $0.4 billion, or 8.7%, compared to 2003. This increase was attributable to the lower interest rate environment experienced during 2004, which created an increase in the amount of loan refinancings and loan payoffs.

The following table sets forth the scheduled principal payments of Flagstar's investment loan portfolio at December 31, 2004, assuming that principal repayments are made in accordance with the contractual terms of the loans.

LOAN REPAYMENT SCHEDULE

	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 5 years	5 years to 10 years	10 years to 15 years	Over 15 years	Totals
	(In thousands)							
Mortgage loans held for investment	$145,264	$126,214	$124,312	$244,878	$ 593,743	$549,006	$6,737,299	$ 8,520,716
Second mortgage	7,024	6,772	6,528	12,586	29,201	23,949	109,191	195,251
Commercial real estate	61,393	56,787	52,102	95,606	199,577	117,249	166,984	750,198
Construction	65,945	—	—	—	—	—	—	65,945
Warehouse lending	249,291	—	—	—	—	—	—	249,291
Consumer	48,481	44,708	41,230	76,044	175,334	92,316	144,982	623,095
Non-real estate commercial	883	790	707	1,266	2,501	1,190	1,078	8,415
Total	$578,781	$235,271	$224,879	$430,380	$1,000,356	$783,710	$7,159,534	$10,412,911

Sales of mortgage loans totaled $28.9 billion in principal balance during 2004, compared to $51.9 billion in 2003. The sales recorded during 2004 were lower than in 2003 due to the decreased loan origination volume. During 2004 and 2003, the Company sold 85.0% and 92.0%, respectively, of the loans originated.

Customer deposits increased $1.7 billion, or 29.8%, and totaled $7.4 billion at December 31, 2004. The increase is directly attributable to the Company's aggressive growth strategy as discussed above. See *Corporate Strategies and Objectives — Liquidity*.

During 2004, the Company increased its borrowings from the FHLB by $0.9 billion, or 28.1%. The Company utilizes FHLB advances to provide the duration matched funding required in its asset liability management strategies.

The Company paid a cash dividend of $0.25 on its common stock on March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004.

On December 19, 2002, we, through our subsidiary Trust II, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities pay interest at a floating rate of three-month LIBOR plus 3.25%, adjustable quarterly, after an initial rate of 4.66%. As part of the transaction, we entered into an interest rate swap agreement with the placement agent, where the Company pays a fixed rate of 6.88% on a notional amount of $25.0 million and receives a floating rate equal to that being paid on the Trust II securities.

On February 19, 2003, we, through our subsidiary Trust III, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.55% and a floating rate thereafter equal to the three-month LIBOR rate, plus 3.25% adjustable quarterly.

On March 19, 2003, we, through our subsidiary Trust IV, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first five years of 6.75% and a floating rate thereafter equal to the three-month LIBOR rate, plus 3.25% adjustable quarterly.

On December 29, 2004, we, through our subsidiary Trust V, completed a private placement sale of trust preferred securities, providing gross proceeds totaling $25.0 million. The securities have an effective cost for the first three months of 4.55% and adjust quarterly in accordance with three-month LIBOR, plus 2.00%.

The board of directors of the Company adopted a Stock Repurchase Program on October 29, 2002. The Company is empowered to repurchase up to $25.0 million worth of outstanding common stock. No shares have been repurchased under this plan. If the Company repurchases shares, the repurchased shares will be available for later reissue in connection with future stock dividends, dividend reinvestment plans, employee benefit plans, and other general corporate purposes.

On May 31, 2002, the Company completed a 3-for-2 split of its common stock. All share information on the financial statements of the Company has been adjusted accordingly.

On May 15, 2003, the Company completed a 2-for-1 split of its common stock. All share information on the financial statements of the Company has been adjusted accordingly.

At December 31, 2004, the Company had outstanding rate-lock commitments to lend $2.5 billion in mortgage loans, along with outstanding commitments to make other types of loans totaling $367.3 million. Because such commitments may expire without being drawn upon, they do not necessarily represent future cash commitments. Also, as of December 31, 2004, the Company had outstanding commitments to sell $2.0 billion of mortgage loans. These commitments will be funded within 90 days. Total commercial and consumer unused collateralized lines of credit totaled $1.8 billion at December 31, 2004. Such commitments include $1.3 billion in unused warehouse lines of credit to various mortgage companies at December 31, 2004.

The Company is expanding its banking operations through the Michigan and Indiana area and is expecting to open up to 18 new banking centers and 25 new home loan centers during 2005, including new centers in the Atlanta, Georgia metropolitan area. The expansion of the banking network is funded from the Company's ongoing operations and reduces the Company's capital resources. The Company expects that new banking centers become profitable in 12 to 18 months, and until that time, the new banking centers will increase the Company's costs of operation.

Impact of Off-Balance Sheet Arrangements

Through December 31, 2003, the Company had no off-balance sheet arrangements. During the first quarter of 2004, the Company implemented FIN 46R, which required us to separately report, rather than include in our consolidated financial statements, the separate financial statements of our wholly owned subsidiaries

Flagstar Trust, Flagstar Statutory Trust II, Flagstar Statutory Trust III, and Flagstar Statutory Trust IV. We do this by reporting our investment in these entities under "other assets." In December 2004, Flagstar Statutory Trust V was created to raise $25.0 million in capital, and its financial statements are also reported separately from our consolidated financial statements. See Recently Issued Accounting Standards below.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ACCOUNTING AND REPORTING DEVELOPMENTS

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-monetary Assets,* an amendment of APB Opinion No. 29, *Accounting for Non-monetary Transactions.* This statement amends the principle that exchanges of non-monetary assets should be measured based on fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations or liquidity.

In December 2004, the FASB revised SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The Company will adopt this standard effective the third quarter of 2005. Management has not determined the impact of the standard on its results of operations, but does not expect the standard to have a material impact on financial condition or liquidity.

In March 2004, the SEC issued Staff Accounting Bulletin No. 105(SAB 105), *Application of Accounting Principles to Loan Commitment,* stating that the fair value of loan commitments is to be accounted for as a derivative instrument under SFAS No. 133, but the valuation of such commitment should not consider expected future cash flows related to servicing of the future loan. The Company has not historically considered the expected future cash flows related to servicing in valuing its loan commitments.

Consequently, adoption of SAB 105 resulted in no material change to our valuation procedures. As such, the adoption of SAB 105 had no impact on our financial condition, results of operations or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities,* which addresses consolidation by business enterprises of variable interest entities that possess certain characteristics as defined within the Interpretation. However, in December 2003, the FASB issued Interpretation No. 46R (FIN 46R), which revised FIN 46 and intended to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46R required the deconsolidation of trust preferred security subsidiaries. FIN 46R allowed the Company to adopt its provisions as of the first quarter of 2004. Management determined that Flagstar Trust, Flagstar Statutory Trust II, Flagstar Statutory Trust III, and Flagstar Statutory Trust IV qualified as variable interest entities under FIN 46R. The Trusts issued mandatorily redeemable preferred stock to investors and loaned the proceeds to the Company. Through December 31, 2003, these Trusts were consolidated into the Company's financial statements. Upon application of FIN 46R during the first quarter of 2004, the Company no longer consolidated the Trusts. The deconsolidation resulted in the investment in the common stock of the Trusts that is included in other assets in the Company's consolidated financial statements and the corresponding increase in outstanding debt of $3.1 million at December 31, 2004. In addition, the income received on the Company's common stock investment is included in other interest income. Recently issued guidance from the Federal Reserve Board has confirmed that FIN 46R treatment does not affect our calculation of the Bank's regulatory capital levels.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In its home lending operations, the Company is exposed to market risk in the form of interest rate risk from the time the interest rate on a mortgage loan application is committed to by the Company through the time the Company sells or commits to sell the mortgage loan. On a daily basis, the Company analyzes various economic and market factors and, based upon these analyses, projects the amount of mortgage loans it expects to sell for delivery at a future date. The actual amount of loans sold will be a percentage of the number of mortgage loans on which the Company has issued binding commitments (and thereby locked in the interest rate) but has not yet closed ("pipeline loans") to actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resultant mismatching of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, the Company will not have made commitments to sell these additional pipeline loans and may incur losses upon their sale as the market rate of interest will be higher than the mortgage interest rate committed to by the Company on such additional pipeline loans. To the extent that the hedging strategies utilized by the Company are not successful, the Company's profitability may be adversely affected.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by the Company are presented in Note 4 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and other information presented herein, provide information on how significant assets and liabilities are valued in the financial statements and how these values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates or assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses, the valuation of mortgage servicing rights, the valuation of derivative instruments, and secondary marketing reserves to be critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of credit losses inherent in the Company's loan portfolio as of the balance sheet date. The estimation of the allowance is based on a variety of factors, including past loan loss experience, adverse situations that have occurred but are not yet known that may affect the borrower's ability to repay, the estimated value of underlying collateral and general economic conditions. The Company's methodology for assessing the adequacy of the allowance includes the evaluation of three distinct components: the formula allowance, the specific allowance and the allocated allowance.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)

There are many factors affecting the allowance for loan losses. Some factors are quantitative in nature while other factors require qualitative judgment. Although management believes its process for determining the allowance adequately considers all of the potential factors that could potentially result in loan losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods.

Mortgage Servicing Rights. Servicing residential mortgage loans for third-party investors represent a significant business activity for the Company. MSRs do not trade in an active open market with readily observable market prices. Although sales of MSRs do occur, the exact terms and conditions may not be readily available. As a result, determining the fair value of mortgage servicing rights involves a calculation of the present value of a set of market driven and MSR specific cash flows. Conclusions must also be made about future market conditions including interest rates in order to complete the analysis. Our model calculates a fair value based upon variables but does not and cannot take into account the actual price our specific MSR could be sold at in a fair exchange. Management compares its fair value estimates and assumptions to observable market data where available and to recent market activity and believes that the fair values and related assumptions are reasonable and comparable to those used by other market participants.

From time to time the Company sells certain of its mortgage servicing rights to investors. At the time of the sale, the Company records a gain or loss on such sale based on the selling price of the mortgage servicing rights less the carrying value and transaction costs. The mortgage servicing rights are sold in separate transactions from the sale of the underlying loans.

Annually, we have the portfolio valued by an outside valuation expert. A misstatement of the value of this asset could adversely affect earnings during the period that the MSR asset was valued.

Derivative Accounting. The Company utilizes certain financial instruments in the ordinary course of business to reduce its exposure to changes in interest rates. The Company uses traditional financial instruments such as forward sale commitments for this purpose. The Company may also utilize interest rate futures, interest rate swaps, or other hedging instruments to manage its exposure to interest rate risk. The Company does not retain interests in the loans it sells, nor does it enter into more volatile financial instruments such as leveraged derivatives or structured notes.

Derivative instruments are carried at fair value on the balance sheet. In the ordinary course of business, we issue interest rate lock commitments to borrowers in connection with single-family mortgage loan originations. These commitments are classified as derivative instruments under SFAS No. 133.

When the Company enters into hedging vehicles that are classified as derivative instruments, they are designated at their inception as either fair value or cash flow hedges. Forward delivery contracts are designated as fair value hedges. The Company's interest rate swap contracts are designated at their inception as cash flow hedges. Hedging effectiveness is measured monthly. For fair value hedges, the ineffective portion of the hedge is recorded directly to the statement of earnings through the gain on loan sales line item. For cash flow hedges, the fair value of the instrument on the effective portion of the hedge is recorded as a component of other comprehensive income and the ineffective portion is reclassified to earnings. To date, the ineffective portion of the cash flow hedges has been insignificant.

The valuation of derivative instruments is considered critical because most are valued using discounted cash flow modeling techniques in the absence of market value quotes. Therefore, management must make estimates regarding the amount and timing of future cash flows, which are susceptible to significant change in future periods based on changes in interest rates. The cash flow projection models are obtained from third parties and the assumptions used by management are based on yield curves, forward yield curves and various other factors. Internally generated valuations are compared to third party data where available to validate the accuracy of the models. The valuation process is subjective and susceptible to change. An erroneous valuation could misstate the Company's financial position and earnings.

Secondary Market Reserve. We routinely sell residential mortgage loans to the secondary market. As part of these sales, we make customary representations and warranties to the purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided. We are not required to reimburse purchasers for any missed loan payments or for any reduced income as a result of a loan being prepaid. If any loans do not comply with the representations and warranties, we may repurchase the loans or else indemnify the purchaser for any related losses. In order to account for the repurchase and indemnification exposure that results from our representations and warranties, we maintain a secondary market reserve.

The Company maintains a reserve against probable losses that will be incurred due to the repurchase of mortgage loans sold in the secondary market. The reserve is maintained at a level that is based on management's analysis of the probable losses related to the repurchase of loans that were sold during the prior sixty-month period. Although there is no contractual time frame as to breaches of representations or warranties, management believes that loans that have been sold more than five years ago represent an insignificant risk. There can be no assurance that the Company will not sustain losses that exceed the reserve, or that subsequent evaluation will not require increases to the reserve. Any increase in this reserve would decrease the earnings in the period in which the increase is recorded.

Loan Sales. Our recognition of gain or loss on the sale of loans is accounted for in accordance with SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* SFAS 140 requires that a transfer of financial assets in which we surrender control over the assets be accounted for as a sale to the extent that consideration other than beneficial interests in transferred assets is received in exchange. The carrying value of the assets sold is allocated between the assets sold and the retained interests based on their relative fair values. In the company's loans sale transactions, the only interests retained are the mortgage servicing rights created when the underlying loan is sold.

ITEM 8. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

FLAGSTAR® BANCORP

March 21, 2005

Management's Report

Flagstar Bancorp's management is responsible for the integrity and objectivity of the information contained in this document. Management is responsible for the consistency of reporting this information and for ensuring that accounting principles generally accepted in the United States of America are used.

In discharging this responsibility, management maintains a comprehensive system of internal controls and supports an extensive program of internal audits, has made organizational arrangements providing appropriate divisions of responsibility and has established communication programs aimed at assuring that its policies, procedures and principles of business conduct are understood and practiced by its employees.

The financial statements included in this document have been audited by Grant Thornton LLP, independent registered public accounting firm. All audits were conducted using standards of the Public Company Accounting Oversights Board (United States) and Grant Thornton LLP's reports and consents are included herein.

The Board of Directors' responsibility for these financial statements is pursued mainly through its Audit Committee. The Audit Committee is composed entirely of directors who are not officers or employees of Flagstar Bancorp, Inc., meets periodically with the internal auditors and independent registered public accounting firm, both with and without management present, to assure that their respective responsibilities are being fulfilled. The internal auditors and independent registered public accounting firm have full access to the Audit Committee to discuss auditing and financial reporting matters.

/s/ Mark T. Hammond

Mark T. Hammond
President and Chief Executive Officer

/s/ Michael W. Carrie

Michael W. Carrie
Executive Director, Treasurer,
and Chief Financial Officer

Grant Thornton

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Flagstar Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the accompanying consolidated statement of financial condition as of December 31, 2003 and the consolidated statements of stockholders' equity for the years ended December 31, 2003 and 2002 have been restated to reflect the effects of an overstatement of accrued interest in the periods ended December 31, 2001. As discussed in Note 4 to the consolidated financial statements, the Company implemented Derivatives Implementation Group Issue Number C 13 (DIG C13) pertaining to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" on September 30, 2002.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Flagstar Bancorp, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2005 expressed an adverse opinion thereon.

/s/ GRANT THORNTON LLP
Southfield, Michigan
March 21, 2005

Flagstar Bancorp, Inc.
Consolidated Statements of Financial Condition
(in thousands)

	At December 31, 2004	At December 31, 2003 As restated
Assets		
Cash and cash equivalents	$ 156,457	$ 148,417
Mortgage backed securities held to maturity	20,710	30,678
Investment securities	18,391	14,144
Mortgage loans available for sale	1,506,311	2,759,551
Investment loan portfolio	10,558,463	6,840,252
Less: allowance for losses	(37,627)	(36,017)
Investment loan portfolio, net	10,520,836	6,804,235
Total earning assets	12,066,248	9,608,608
Accrued interest receivable	36,961	29,936
Repossessed assets, net	37,823	36,778
Repurchased assets, net	17,099	11,956
Federal Home Loan Bank stock	234,845	198,356
Premises and equipment, net	180,095	161,057
Mortgage servicing rights, net	187,975	260,128
Other assets	207,985	98,010
Total assets	$13,125,488	$10,553,246
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 7,379,655	$ 5,680,167
Federal Home Loan Bank advances	4,090,000	3,246,000
Long term debt	104,427	151,100
Total interest-bearing liabilities	11,574,082	9,077,267
Accrued interest payable	28,145	20,328
Undisbursed payments on loans serviced for others	496,210	475,261
Escrow accounts	176,424	178,472
Liability for checks issued	18,941	27,496
Federal income taxes payable	26,115	67,645
Secondary market reserve	19,002	10,254
Other liabilities	51,732	52,855
Total liabilities	12,390,651	9,909,578
Commitments and Contingencies	—	—
Stockholders' Equity		
Common stock — $.01 par value, 80,000,000 shares authorized, 61,357,614 shares issued and outstanding at December 31, 2004; 60,675,169 shares issued and outstanding at December 31, 2003	614	607
Additional paid in capital	40,754	35,394
Accumulated other comprehensive income	5,343	2,173
Retained earnings	688,126	605,494
Total stockholders' equity	734,837	643,668
Total liabilities and stockholders' equity	$13,125,488	$10,553,246

The accompanying notes are an integral part of these financial statements.

Flagstar Bancorp, Inc.
Consolidated Statements of Earnings
(in thousands, except per share data)

	For the years ended December 31, 2004	2003	2002
Interest Income			
Loans and mortgage backed securities	$559,902	$494,773	$439,819
Other	3,535	8,295	1,977
Total	563,437	503,068	441,796
Interest Expense			
Deposits	167,765	138,625	126,977
FHLB advances	143,914	127,044	115,345
Other	28,467	42,813	21,558
Total	340,146	308,482	263,880
Net interest income	223,291	194,586	177,916
Provision for losses	16,077	20,081	27,126
Net interest income after provision for losses	207,214	174,505	150,790
Non-Interest Income			
Loan fees and charges	18,003	17,440	13,657
Deposit fees and charges	12,125	7,006	4,860
Loan administration	30,097	(18,660)	(4,278)
Net gain on loan sales	59,714	357,276	192,612
Net gain on sales of mortgage servicing rights	91,740	67,302	14,474
Other fees and charges	44,442	35,513	21,412
Total	256,121	465,877	242,737
Non-Interest Expense			
Compensation and benefits	112,512	104,310	102,465
Occupancy and equipment	64,692	65,033	52,531
Other taxes	11,436	17,646	8,662
General and administrative	52,802	62,286	58,616
Total	241,442	249,275	222,274
Earnings before tax provision and cumulative effect of a change in accounting principle	221,893	391,107	171,253
Provision for federal income taxes	78,139	136,755	60,626
Earnings before cumulative effect of a change in accounting principle	143,754	254,352	110,627
Cumulative effect of a change in accounting principle	—	—	18,716
Net Earnings	$143,754	$254,352	$129,343
Earnings per share before cumulative effect of a change in accounting principle			
Basic	$ 2.35	$ 4.25	$ 1.90
Diluted	$ 2.24	$ 3.99	$ 1.79
Earnings per share from a cumulative effect of a change in accounting principle			
Basic	$ —	$ —	$ 0.32
Diluted	$ —	$ —	$ 0.30
Earnings per share Basic	$ 2.35	$ 4.25	$ 2.22
Diluted	$ 2.24	$ 3.99	$ 2.09

The accompanying notes are an integral part of these financial statements.

Flagstar Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
(in thousands, except per share data)

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Previously reported balance at January 1, 2002	$574	$21,666	$ —	$269,248	$291,488
Adjustment	—	—	—	(11,015)	(11,015)
Restated balance at January 1, 2002	574	21,666	—	258,233	280,473
Net earnings	—	—	—	129,343	129,343
Stock options exercised	18	4,872	—	—	4,890
Tax benefit from stock based Compensation	—	2,609	—	—	2,609
Dividends paid ($0.12 per share)	—	—	—	(9,384)	(9,384)
Balance at December 31, 2002	592	29,147		378,192	407,931
Net earnings	—	—	—	254,352	254,352
Net unrealized gain on swaps used in cash flow hedges	—	—	2,173	—	2,173
Total comprehensive income	—	—	—	—	256,525
Issuance costs of Flagstar Capital Preferred Stock	—	(3,127)	—	—	(3,127)
Stock options exercised and grants issued, net	15	429	—	—	444
Tax benefit from stock-based compensation	—	8,945	—	—	8,945
Dividends paid ($0.50 per share)	—	—	—	(27,050)	(27,050)
Balance at December 31, 2003	607	35,394	2,173	605,494	643,668
Net earnings	—	—	—	143,754	143,754
Net realized gain on swap extinguishment	—	—	2,650	—	2,650
Net unrealized gain on swaps used in cash flow hedges	—	—	520	—	520
Total comprehensive income	—	—	—	—	146,924
Stock options exercised and grants issued, net	7	3,311	—	—	3,318
Tax benefit from stock-based compensation	—	2,049	—	—	2,049
Dividends paid ($1.00 per share)	—	—	—	(61,122)	(61,122)
Balance at December 31, 2004	$614	$40,754	$ 5,343	$688,126	$734,837

The accompanying notes are an integral part of these financial statements.

Flagstar Bancorp, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the years ended December 31, 2004	2003	2002
Operating Activities			
Net earnings	$ 143,754	$ 254,352	$ 129,343
Adjustments to net earnings to net cash used in operating activities			
Provision for losses	16,077	20,081	27,126
Depreciation and amortization	106,124	154,149	88,142
FHLB stock dividends	(9,909)	(6,167)	(8,316)
Net gain on the sale of assets	(2,608)	(3,787)	(3,495)
Net gain on loan sales	(59,714)	(357,276)	(192,612)
Net gain on sales of mortgage servicing rights	(91,740)	(67,302)	(14,474)
Proceeds from sales of loans available for sale	29,479,668	53,006,843	41,226,136
Origination and repurchase of loans, net of principal repayments	(30,463,805)	(54,720,261)	(43,716,268)
Increase in accrued interest receivable	(7,025)	(3,603)	(3,271)
Net increase in repurchased assets	(5,143)	(1,551)	(6,249)
(Increase) decrease in other assets	(109,107)	62,231	(33,027)
Increase (decrease) in accrued interest payable	7,817	3,478	(1,231)
Decrease liability for checks issued	(8,555)	(96,797)	(22,994)
(Decrease) increase in federal income taxes payable	(39,232)	1,164	(4,002)
Increase (decrease) increase in other liabilities	7,625	(76,965)	27,379
Net cash used in operating activities	(1,035,773)	(1,831,411)	(2,507,813)
Investing Activities			
Net change in investment securities	(4,247)	(2,378)	(3,817)
Net change in mortgage backed securities	9,968	8,432	(39,110)
Origination of portfolio loans, net of principal repayments	(1,476,858)	(299,500)	1,246,834
Purchase of Federal Home Loan Bank stock	(26,580)	(48,356)	(21,600)
Investment in unconsolidated subsidiary	3,102	—	—
Proceeds from the disposition of repossessed assets	42,845	48,707	40,627
Acquisitions of premises and equipment, net of proceeds	(49,112)	(43,257)	(35,682)
Increase in mortgage servicing rights	(318,028)	(497,340)	(478,456)
Proceeds from the sale of mortgage servicing rights	405,864	412,252	368,045
Net cash (used in) provided by investing activities	(1,413,046)	(421,440)	1,076,841
Financing Activities			
Net increase in deposit accounts	1,699,488	1,306,278	765,786
Issuance of junior subordinated debt	25,000	50,000	25,000
Net increase in Federal Home Loan Bank advances	844,000	1,024,000	251,495
Net (decrease) increase in other long term debt	(25)	1,350	—
Redemption of preferred securities	(74,750)	—	—
Net receipt (disbursement) of payments of loans serviced for others	20,949	(119,946)	364,620
Net (disbursement) receipt of escrow payments	(2,048)	30,278	42,478
Proceeds from the exercise of stock options	3,318	444	4,890
Net tax benefit for stock grants issued	2,049	8,945	2,609
Dividends paid to stockholders	(61,122)	(27,050)	(9,384)
Net cash provided by financing activities	2,456,859	2,274,299	1,447,494
Net increase in cash and cash equivalents	8,040	21,448	16,522
Beginning cash and cash equivalents	148,417	126,969	110,447
Ending cash and cash equivalents	$ 156,457	$ 148,417	$ 126,969
Supplemental disclosure of cash flow information:			
Loans receivable transferred to repossessed assets	$ 39,692	$ 36,901	$ 43,317
Total interest payments made on deposits and other borrowings	$ 347,964	$ 305,005	$ 262,649
Federal income taxes paid	$ 119,500	$ 130,500	$ 72,000
Loans available for sale transferred to held for investment	$ 2,297,091	$ 2,613,355	$ 2,127,224

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business

Flagstar Bancorp, Inc. ("Flagstar" or the "Company"), is the holding company for Flagstar Bank, fsb (the "Bank"), a federally chartered stock savings bank founded in 1987. With $13.1 billion in assets at December 31, 2004, Flagstar is the largest savings institution and second largest banking institution headquartered in Michigan.

Flagstar is a consumer-oriented financial services organization. The Company's principal business is obtaining funds in the form of deposits and borrowings and investing those funds in various types of loans. The acquisition or origination of single-family mortgage loans is the Company's primary lending activity. The Company also originates consumer loans, commercial real estate loans, and non-real estate commercial loans.

The mortgage loans may be securitized and sold in order to generate mortgage servicing rights. The Company may also invest in a significant amount of its loan production in order to maximize the Company's leverage ability and to receive the interest spread between earning assets and paying liabilities. The Company also acquires funds on a wholesale basis from a variety of sources and services a significant volume of loans for others.

The Bank is a member of the Federal Home Loan Bank System ("FHLB") and is subject to regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

Note 2 – Corporate Structure

We conduct business through a number of wholly-owned subsidiaries in addition to the Bank. Our additional subsidiaries include Douglas Insurance Agency, Inc., Flagstar Commercial Corporation, Flagstar Credit Corporation, Flagstar Trust, Flagstar Title Insurance Agency, Inc., Flagstar Statutory Trust II, Flagstar Statutory Trust III, Flagstar Statutory Trust IV, Flagstar Statutory Trust V, and Flagstar Investment Group, Inc.

Douglas Insurance Agency

Douglas Insurance Agency, Inc ("Douglas"), acts as an agent for life insurance and health and casualty insurance companies. Douglas recorded a net loss of $18,000, in 2004, and was inactive during 2003 and 2002, respectively. Douglas' primary purpose is to act as the agent that provides group life and health insurance to Flagstar Bancorp employees. Douglas also acts as a broker with regards to certain insurance product offerings to employees and customers.

Note 2 – Corporate Structure (continued)

Flagstar Commercial Corporation

Flagstar Commercial Corporation was inactive during 2004, 2003 and 2002.

Flagstar Credit Corporation

Flagstar Credit Corporation ("Credit") is a Michigan corporation whose common stock is owned solely by the Company. Credit participates in private mortgage insurance operations with certain private mortgage insurers. Credit has contractual arrangements that include the collection of up 25% of the mortgage insurance premiums paid by the insured in exchange for providing certain performance guarantees on certain pools of loans underwritten and originated by the Company. Credit is contractually bound to provide a second tier of loss protection when the incurred foreclosure losses on the pool of loans exceeds 5% of the original balance. The loans are insured for any loss greater than 10% by a third party insurance carrier. Credit recorded net earnings of $3.1 million, $5.7 million, and $0.5 million in 2004, 2003, and 2002, respectively.

Flagstar Title Insurance Agency, Inc.

Flagstar Title Insurance Agency, Inc ("Title"), is a Michigan corporation whose common stock is owned solely by the Company. Title offers title insurance closing services to the metropolitan Detroit real estate community. Title recorded net earnings (loss) of $(78,900), $138,600, and $239,700 in 2004, 2003, and 2002, respectively. Title discontinued operations in 2004.

Flagstar Investment Group, Inc.

Flagstar Investment Group, Inc ("Investment"), is a Michigan corporation whose common stock is owned solely by the Company. Investment formerly employed a sales staff that sold investment products on a consumer direct basis. Investment was inactive during 2004, 2003, and 2002.

Non-Consolidated Subsidiaries

Flagstar Trust

Flagstar Trust is a Delaware trust whose common stock is owned solely by the Company and in 1999 sold 2.99 million shares of trust preferred securities to the general public in an initial public offering. On April 30, 2004, all of the preferred securities were redeemed. Flagstar Trust is currently inactive.

Flagstar Trust II

Flagstar Trust II is a Connecticut statutory trust whose common stock is owned solely by the Company and in December 2003 sold $25.0 million preferred securities in a private placement.

Note 2 – Corporate Structure (continued)

Flagstar Trust III

Flagstar Trust III is a Delaware statutory trust whose common stock is owned solely by the Company and in February 2003 sold $25.0 million preferred securities in a private placement.

Flagstar Trust IV

Flagstar Trust IV is a Delaware statutory trust whose common stock is owned solely by the Company and in March 2003 sold $25.0 million preferred securities in a private placement.

Flagstar Trust V

Flagstar Trust V is a Delaware statutory trust whose common stock is owned solely by the Company and in December 2004 sold $25.0 million preferred securities in a private placement.

Flagstar Bank

The Bank, our primary subsidiary, is a federally chartered, stock savings bank headquartered in Troy, Michigan. The Bank owns four subsidiaries: FSSB Mortgage Corporation, Flagstar Intermediate Holding Company, Mid-Michigan Service Corporation, and SSB Funding Corporation. Mortgage, Mid-Michigan, and Funding are currently inactive subsidiaries. Holding is the parent of Flagstar LLC.

FSSB Mortgage Corporation

FSSB Mortgage Corporation ("Mortgage") is a Michigan corporation whose common stock is owned solely by the Bank. Mortgage acted as a consumer direct mortgage company. Mortgage was inactive during 2004, 2003, and 2002.

Flagstar Intermediate Holding Company

Flagstar Intermediate Holding Company ("IHC") is a Michigan corporation whose common stock is owned solely by the Bank. IHC is the holding company for Flagstar LLC and was the parent of Flagstar Capital, a real estate investment trust that ceased operations in 2003. No activity has occurred in IHC besides its investment in LLC during 2004, 2003, and 2002.

Flagstar LLC

Flagstar LLC ("LLC") is a Michigan based limited liability corporation whose stock is owned solely by Flagstar Intermediate Holding Company and holds a portfolio of mortgage loans for state tax purposes.

Mid-Michigan Service Company

Mid-Michigan Service Company ("Mid-Michigan") is a Michigan corporation whose common stock is owned solely by the Bank. Mid-Michigan was inactive during 2004, 2003, and 2002.

Note 2 – Corporate Structure (continued)

SSB Funding Corporation

SSB Funding Corporation ("Funding") is a Michigan corporation whose common stock is owned solely by the Bank. Funding was inactive during 2004, 2003, and 2002.

Flagstar Capital Corporation

Flagstar Capital Corporation ("Capital") was Michigan real estate investment trust and a subsidiary of Flagstar Intermediate Holding Company that had issued publicly owned preferred stock (NYSE: FBC-P). On June 30, 2003, we redeemed all of the preferred stock and Flagstar Capital was dissolved shortly thereafter.

Note 3 – Restatement of Previously Issued Financial Statements

As a result of the Company's review of internal controls relating to our accrued interest, we identified that our accounting methodology was inadequate and resulted in the overstatement of interest accrued on our $10.2 billion portfolio of mortgage loans, with a corresponding overstatement of interest income. The cumulative impact, as of December 31, 2004, is a $16.9 million overstatement of accrued interest, which resulted in a $5.9 million overstatement of deferred income tax liability and an $11.0 million overstatement of retained earnings for the periods ended December 31, 2001. The Company has restated the financial statements for the years ended December 31, 2003 and December 31, 2002 to reflect these adjustments.

The impact of these restatements on the financial statements are summarized below (in thousands):

	2003		
Statement of Financial Condition:	**Previously Reported**	**Adjustment**	**As restated**
Accrued Interest	$ 46,882	$(16,946)	$ 29,936
Total assets	$10,570,193	$(16,946)	$10,553,247
Federal income taxes payable	$ 73,576	$ (5,931)	$ 67,645
Total liabilities	$ 9,915,510	$ (5,931)	$ 9,909,579
Retained earnings	$ 616,509	$(11,015)	$ 605,494
Total stockholders' equity	$ 654,683	$(11,015)	$ 643,668

Note 3 – Restatement of Previously Issued Financial Statements (continued)

	2003		
Segment Reporting:	**Previously Reported**	**Adjustment**	**As restated**
Banking segment:			
Identifiable assets	$ 8,466,397	$(10,845)	$ 8,455,552
Home lending segment:			
Identifiable assets	$ 3,353,796	$ (6,101)	$ 3,347,695

	2003		
Regulatory Capital:	**Previously Reported**	**Adjustment**	**As restated**
Tangible Capital:			
Capital	$784,743	$(11,015)	$773,728
Capital %	7.44%	—	7.34%
Tier One Capital:			
Capital	$784,743	$(11,015)	$773,728
Capital %	7.44%	—	7.34%
Tier One Risked-Based Capital:			
Capital	$784,743	$(11,015)	$773,728
Capital %	12.90%	—	12.73%
Total Risked-Based Capital:			
Capital	$819,105	$(11,015)	$808,090
Capital %	13.47%	—	13.30%

	2002		
Statement of Financial Condition:	**Previously Reported**	**Adjustment**	**As restated**
Accrued Interest	$ 43,279	$(16,946)	$ 26,333
Total assets	$8,212,786	$(16,946)	$8,195,840
Federal income taxes payable	$ 73,582	$ (5,931)	$ 67,651
Total liabilities	$7,793,840	$ (5,931)	$7,787,909
Retained earnings	$ 389,207	$(11,015)	$ 378,192
Total stockholders' equity	$ 418,946	$(11,015)	$ 407,931

Note 3 - Restatement of Previously Issued Financial Statements (continued)

Segment Reporting:	2002 Previously Reported	2002 Adjustment	2002 As restated
Banking segment:			
Identifiable assets	$4,725,609	$(8,981)	$4,716,628
Home lending segment:			
Identifiable assets	$4,117,393	$(7,965)	$4,109,428

Regulatory Capital:	2002 Previously Reported	2002 Adjustment	2002 As restated
Tangible Capital:			
Capital	$551,219	$(11,015)	$540,204
Capital %	6.73%	—	6.61%
Tier One Capital:			
Capital	$551,219	$(11,015)	$540,204
Capital %	6.73%	—	6.61%
Tier One Risked-Based Capital:			
Capital	$551,219	$(11,015)	$540.204
Capital %	11.01%	—	10.81%
Total Risked-Based Capital:			
Capital	$601,110	$(11,015)	$590,095
Capital %	12.01%	—	11.81%

Note 4 - Summary of Significant Accounting Policies

The following significant accounting policies of the Company, which are applied in the preparation of the accompanying consolidated financial statements, conform to accounting principals generally accepted in the United States and are generally practiced within the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and their non-trust subsidiaries. All significant intercompany balances and transactions have been eliminated. In accordance with FIN46R trust subsidiaries are not consolidated.

Cash and Cash Equivalents

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in cash and cash equivalents.

Note 4 - Summary of Significant Accounting Policies (continued)

Investment Securities

Investment securities held to maturity, which include mortgage-backed securities, are those securities which the Company has the ability and the positive intent to hold to maturity. Investment securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount. Declines in the fair value of securities below their cost that are deemed to be other than temporary, are reflected in earnings as realized losses. Investment securities that by their nature cannot be held to maturity are carried at fair value. Increases or decreases in fair value are recorded in earnings.

Loans

Loans originated are designated to be part of the investment loan portfolio or available for sale during the origination process. Mortgage loans available for sale are carried at the lower of aggregate cost or estimated market value. Management periodically reviews the portfolio and makes necessary adjustments for market value. Loans are stated net of deferred loan origination fees or costs and loans in process. Interest income on loans is recognized on the accrual basis based on the principal balance outstanding. Net unrealized losses are recognized in a valuation allowance that is charged to earnings. Gains or losses recognized upon the sale of loans are determined using the In specific identification method. The investment loan portfolio is carried at amortized cost. The Company has both the intent and the ability to hold all loans held for investment for the foreseeable future.

Our recognition of gain or loss on the sale of loans is accounted for in accordance with SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* SFAS 140 requires that a transfer of financial assets in which we surrender control over the assets be accounted for as sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The carrying value of the assets sold is allocated between the assets sold and the retained interests based on their relative fair values. In the Company's loan sale transactions, the only interests retained are the mortgage servicing rights created when the underlying loan is sold.

Delinquent Loans

Residential property loans are considered to be delinquent when any payment of principal or interest is past due. While it is the goal of management to work out a satisfactory repayment schedule with a delinquent borrower, we will undertake foreclosure proceedings if the delinquency is not satisfactorily resolved. Our procedures regarding delinquent loans are designed to assist borrowers in meeting their contractual obligations. We customarily mail notices of past due payments to the borrower approximately 15, 30 and 45 days after the due date, and late charges are assessed in accordance with certain parameters. Our collection department makes telephone or personal contact with borrowers after a 30-day delinquency. In certain cases, we recommend that the borrower seeks credit counseling assistance and may grant forbearance if it is determined that the borrower is likely to correct a loan delinquency within a reasonable period of time. We cease the accrual of interest on loans that are more than 90 days delinquent. Such interest is recognized as income when collected.

Note 4 – Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the Company's loan portfolio as of the date of the financial statement. The estimation of the allowance is based on a variety of factors, including past loan loss experience, adverse situations that have occurred but are not yet known that will affect the borrower's ability to repay, the estimated value of underlying collateral and general economic conditions. The Company's methodology for assessing the adequacy of the allowance includes a formula based allowance, a specific allowance (which includes the allowance for loans deemed to be impaired in accordance with Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan*) and the allocated allowance. The formula allowance is a calculation based on historical losses in the specific loan category. The specific allowance represents the portion of the allowance that is allocated to specific loans because of known deficiencies in the individual loans. The allocated portion of the allowance for loan losses is a judgment made by management based on inherent losses in segments of the loan portfolio that do not have a significant amount of history.

As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses.

The allowance considers losses that are inherent in loan portfolios, but have not yet been realized. Losses are recognized when (a) available information indicates that it is probable that a loss has occurred and (b) the amount of the loss can be reasonably estimated. Generally, the Company believes that borrowers are impacted by events that result in loan default and eventual loss well in advance of a lender's knowledge of those events. Examples of such loss-causing events for home loans and consumer loans are borrower job loss, divorce and medical crisis. An example for commercial real estate loans would be the loss of a major tenant.

The formula based portion of the allowance is calculated by applying loss factors against all loans in what are considered homogeneous portfolios (such as single-family home loans and home equity lines of credit).

Additionally, management has sub-divided the homogeneous portfolios into categories that have exhibited a greater loss exposure (such as sub-prime loans or loans that are not salable on the secondary market because of collateral or documentation issues). Loss factors are based on an analysis of the historical loss experience of each loan category, as well as specific risk factors impacting the loan portfolios.

For non-homogeneous loans such as commercial real estate, loss factors are assigned based on risk ratings that are ascribed to the individual loans. All loans that are determined to be substandard because of a high-risk rating are treated as an impaired loan and given an individual evaluation based on collectability. This analysis determines the amount of impairment based on a discounted cash flow analysis, using the loan's effective interest rate, except when it is determined that the only source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by estimated disposal costs, is used in place of the discounted cash flows. In estimating the fair value of collateral, we utilize outside fee-based appraisers to evaluate various factors, such as occupancy and rental

Note 4 - Summary of Significant Accounting Policies (continued)

rates in our real estate markets and the level of obsolescence that may exist on assets acquired from commercial business loans.

Loans that are determined to be impaired, delinquent, or substandard are excluded from the formula allowance analysis so as not to double-count the loss exposure.

In estimating the amount of credit losses inherent in the Company's loan portfolio, various assumptions are made. For example, when assessing the condition of the overall economic environment, assumptions are made regarding current economic trends and their impact on the loan portfolio. In the event the national economy were to sustain a prolonged downturn, the loss factors applied to our portfolios may need to be revised, which may significantly impact the measurement of the allowance for loan losses. For impaired loans that are collateral-dependent, the estimated fair value of the collateral may deviate significantly from the proceeds received when the collateral is sold.

The allocated component reflects our judgmental assessment of the impact that various factors have on the overall measurement of credit losses. These factors include, but are not limited to, the general economic and business conditions affecting our portfolio, credit quality and collateral value trends, loan concentrations, recent trends in our loss experience, new product initiatives and other variables that have little to no historical data, and the results of regulatory examinations and findings from the Company's internal credit review function.

Federal Home Loan Bank Stock

The Bank owns stock in the Federal Home Loan Bank ("FHLB"). No ready market exists for the stock and it has no quoted market value. The stock is redeemable at par and is carried at cost. The investment is required to permit the Bank to borrow from the Federal Home Loan Bank of Indianapolis ("FHLBI").

Secondary Marketing Reserve

The Company sells a substantial portion of its mortgage loan originations in the secondary market. In connection with these sales, the Company makes certain representations and warranties customary in the industry relating to, among other things, compliance with laws, regulations and program standards, and to accuracy of information. If there is a breach of the representations and warranties by us, we may repurchase the loan.

The Company maintains a reserve against probable losses that will be incurred due to the repurchase of mortgage loans sold in the secondary market. The reserve is maintained at a level that is based on management's analysis of the probable losses related to the repurchase of loans that were sold during the prior sixty-month period. Although there is no contractual time frame as to breaches of representations or warranties, management believes that loans that have been sold more than five years ago represent an insignificant risk. There can be no assurance that the Company will not sustain losses that exceed the reserve, or that subsequent evaluation will not require increases to the reserve. Any increase in this reserve would decrease the earnings in the period in which the increase is recorded.

Note 4 – Summary of Significant Accounting Policies (continued)

Repossessed Assets

Repossessed assets include one-to-four family residential property, commercial property, and one-to-four family homes under construction. Repossessed assets include properties acquired through foreclosure that are transferred at fair value; less estimated selling costs, which represents the new recorded basis of the property. Subsequently, properties are evaluated and any additional declines in value are recorded in current period earnings. The amount the Company ultimately recovers from foreclosed assets may differ substantially from the net carrying value of these assets because of future market factors beyond the Company's control.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Office buildings — 31 years
Computer hardware and software — 3 to 5 years
Furniture, fixtures and equipment — 5 to 7 years
Automobiles — 3 years

Repairs and maintenance costs are expensed in the period they are incurred, unless they are covered by a maintenance contract, which is expensed equally over the stated term of the contract. The Company enters into contract when it is cost effective. Repairs and maintenance costs are included as part of occupancy and equipment expenses.

Mortgage Servicing Rights

The Company purchases and originates mortgage loans for sale to the secondary market, and sells the loans on either a servicing retained or servicing released basis. Servicing rights are recognized as assets at the time a loan is sold on a servicing-retained basis. The capitalized cost of retained servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. The expected period of the estimated net servicing income is based, in part, on the expected prepayment period of the underlying mortgages.

Mortgage servicing rights are periodically evaluated for impairment. For purposes of measuring impairment, mortgage-servicing rights are stratified based on predominant risk characteristics of the underlying serviced loans. These risk characteristics include loan type (fixed or adjustable rate), term (15 year, 20 year, 30 year or balloon), interest rate and date of loan acquisition. Impairment represents the excess of amortized cost of an individual stratum over its estimated fair value, and is recognized through a valuation allowance.

Fair values for individual stratum are based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors, which are subject to change over time. Changes in

Note 4 – Summary of Significant Accounting Policies (continued)

these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, to change significantly in the future.

From time to time the Company sells certain of its mortgage servicing rights to investors. At the time of the sale, the Company records a gain or loss on such sale based on the selling price of the mortgage servicing rights less the carrying value and transaction costs. The mortgage servicing rights are sold in separate transactions from the sale of the underlying loans.

Financial Instruments and Derivatives

In seeking to protect our financial assets and liabilities from the effects of changes in market interest rates, we have devised and implemented an asset/liability management strategy that seeks, on an economic and accounting basis, to mitigate significant fluctuations in our financial position and results of operations. We invest in an investment loan portfolio to generate interest income and mortgage servicing rights to generate fee income. The value of these portfolios and the income they provide tends to be somewhat counter-cyclical to the changes in production volumes and gain on sale of loans that result from changes in interest rates. With regard to the pipeline of mortgage loans held for sale, in general, we hedge these assets with forward commitments to sell Fannie Mae ("FNMA") or Freddie Mac ("FHLMC") securities with comparable maturities and weighted-average interest rates. Further, we occasionally enter into swap agreements to hedge the cash flows on certain liabilities.

Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities,* "as amended and interpreted ("SFAS 133") requires that we recognize all derivative instruments on the balance sheet at fair value. If certain conditions are met, hedge accounting may be applied and the derivative instrument may be specifically designated as:

(a) a hedge of the exposure to changes in the fair value of a recognized asset, liability or unrecognized firm commitment, referred to as a fair value hedge, or

(b) a hedge of the exposure to the variability of cash flows of a recognized asset, liability or forecasted transaction, referred to as a cash flow hedge.

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that are highly effective (as defined in SFAS 133) are recognized in current earnings along with the changes in value of the designated hedged item. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that are highly effective are recognized in accumulated other comprehensive (loss) income ("OCI"), until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized through earnings. Upon the occasional termination of a cash flow hedge, the remaining cost of the hedge is amortized over the remaining life of the hedge item in proportion to the change in the hedged forecasted transaction. We have derivatives in place to hedge the exposure to the variability in future cash flows for forecasted transactions. Derivatives that are non-designated hedges, as defined in SFAS 133 are adjusted to fair value through earnings. We formally document all qualifying hedge

Note 4 – Summary of Significant Accounting Policies (continued)

relationships, as well as our risk management objective and strategy for undertaking each hedge transaction. We are not a party to any foreign currency hedge relationships.

Preferred Stock of a Subsidiary

In February and March of 1998, Flagstar Capital Corporation offered to the public and sold 2,300,000 shares of its 8.50%, non-cumulative, Series A Preferred Shares, $25 par value per share, providing gross proceeds totaling $57.5 million. The Series A Preferred Shares were traded on the New York Stock Exchange under the symbol *"FBC-P."* Capital used the net proceeds raised from the offering of the Series A Preferred Shares to acquire mortgage loans from the Bank. Capital was a real estate investment trust for federal income tax purposes.

On June 30, 2003, we redeemed all of the preferred shares of Capital and dissolved the company shortly thereafter.

Trust Preferred Securities

The Company does fully and unconditionally guarantee the preferred securities based on its obligations under a guarantee, a trust declaration and an indenture. We have issued preferred securities through our non-consolidated subsidiaries Flagstar Trust, Flagstar Trust II, Flagstar Trust III, Flagstar Trust IV, and Flagstar Trust V.

Preferred Securities of Flagstar Trust

On April 27, 1999, the Company completed the sale of 2.99 million shares of trust preferred securities issued by Flagstar Trust, a Delaware trust and subsidiary of the Company. The securities paid interest at a rate of 9.50% per annum. The securities were traded on the New York Stock Exchange under the symbol *"FBC-O."*

On April 30, 2004, the Company redeemed the securities for cash.

Preferred Securities of Flagstar Trust II

On December 19, 2002, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust II, a Connecticut trust and subsidiary of the Company. The securities pay interest at a rate equal to three month LIBOR plus 3.25% per annum. The securities reprice quarterly. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

As part of the transaction, the Company entered into an interest rate swap with the placement agent, whereby the Company is required to pay 6.88% fixed rate on a notional amount of $25.0 million and will receive a floating rate equal to three month LIBOR plus 3.25%. The swap matures on December 26, 2007.

The preferred securities are generally not redeemable until December 26, 2007. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Note 4 – Summary of Significant Accounting Policies (continued)

Preferred Securities of Flagstar Trust III

On February 19, 2003, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust III, a Delaware trust and subsidiary of the Company. The securities pay interest at an effective rate of 6.55% per annum for the first five years and a floating rate thereafter to a rate equal to three-month LIBOR plus 3.25%, adjusted quarterly. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

The preferred securities are generally not redeemable until February 26, 2008. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Preferred Securities of Flagstar Trust IV

On March 19, 2003, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust IV, a Delaware trust and subsidiary of the Company. The securities pay interest at an effective rate of 6.75% per annum for the first five years and a floating rate thereafter to a rate equal to three-month LIBOR plus 3.25%, adjusted quarterly. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

The preferred securities are generally not redeemable until March 26, 2008. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Preferred Securities of Flagstar Trust V

On December 29, 2004, the Company completed the sale of 1.0 million shares of trust preferred securities issued by Flagstar Statutory Trust V, a Delaware trust and subsidiary of the Company. The securities pay interest at an effective rate of 4.55% per annum for the first three months and the floating rate reprices quarterly, thereafter to a rate equal to three-month LIBOR, plus 2.00%. The securities were sold in a pooled transaction to a private investor and are not traded on a securities exchange.

The preferred securities are generally not redeemable until December 29, 2009. On or after that date, the securities are redeemable in whole or in part by the Company for cash. The securities are not subject to a sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Federal Income Taxes

The Company accounts for federal income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable. The Company files a consolidated federal income tax return on a calendar year basis.

Note 4 – Summary of Significant Accounting Policies (continued)

Loan Origination Fees, Commitment Fees and Related Costs

Loan fees received are accounted for in accordance with SFAS No. 91, "Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Mortgage loan fees and certain direct origination costs are capitalized. On loans available for sale, the net fee or cost is recognized at the time the loan is sold. For the investment loan portfolio, the deferred amount is accounted for as an adjustment to interest income using the interest method.

Advertising Costs

Advertising costs are expensed in the period they are incurred and are included as part of general and administrative expenses. Advertising expenses totaled $10.2 million, $12.2 million and $9.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock Repurchase Program

The Board of Directors of the Company adopted a Stock Repurchase Program on October 29, 2002. The Company was empowered to repurchase up to $25.0 million worth of outstanding common stock. No shares have been repurchased under this plan. If the Company repurchases shares, the repurchased shares will be available for later reissue in connection with future stock dividends, dividend reinvestment plans, employee benefit plans, and other general corporate purposes.

Stock-Based Compensation

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for transactions entered into during 1996 and thereafter. The Company elected to remain with the former method of accounting (APB 25) and has made the pro forma disclosures of net earnings and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the requirements of SFAS No. 148 effective December 31, 2002, with no material effect on its financial statements. In December 2004, the FASB revised SFAS No. 123, Accounting for Stock-Based Compensation. See — *Recently Issued Accounting Standards* for the timing and impact on the Company.

At December 31, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note 26. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost related to the Stock Option Plan is reflected in

Note 4 – Summary of Significant Accounting Policies (continued)

net earnings, as all options granted under the Option Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands, except per share data):

	For the years ended December 31,		
	2004	2003	2002
Earnings before cumulative effect of a change in accounting principle	$143,754	$254,352	$110,627
Cumulative effect of a change in accounting principle	—	—	18,716
Net Earnings as reported	143,754	254,352	129,343
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,885	3,283	1,489
Pro forma net earnings	$140,869	$251,069	$127,854
Earnings per share before cumulative effect of a change in accounting principle			
As reported	$ 2.35	$ 4.25	$ 1.90
Pro forma	$ 2.31	$ 4.20	$ 1.87
Earnings per share from a cumulative effect of a change in accounting principle			
As reported	$ —	$ —	$ 0.32
Pro forma	$ —	$ —	$ 0.32
Basic earnings per share			
As reported	$ 2.35	$ 4.25	$ 2.22
Pro forma	$ 2.31	$ 4.20	$ 2.19
Diluted earnings per share			
As reported	$ 2.24	$ 3.99	$ 2.09
Pro forma	$ 2.20	$ 3.94	$ 2.07

The fair value of each option grant is estimated using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2004, 2003, and 2002, respectively: dividend yield of 4.89%, 2.20% and 1.60%; expected volatility of 28.33%, 57.25%, and 44.29%; a risk-free rate of 3.16%, 2.84%, and 4.13%; an expected life of 5.0 years; and a fair value per option of $9.79, $6.37 and $9.13.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue

Note 4 - Summary of Significant Accounting Policies (continued)

common stock were exercised and converted into common stock or resulted in the issuance of common stock that could then share in the earnings of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial condition and results of operations of the Company are dependent to a significant degree upon appraisals of loan collateral, evaluations of creditworthiness of borrowers and assumptions about future events and economic conditions affecting interest rates. Recent history has demonstrated that these estimates and assumptions are subject to rapid change and such changes can materially affect the reported financial position and results of operations of the Company. Significant accounts where use of these estimates are more susceptible to change in the near term include the allowance for loan loss, the value of loans available for sale, the fair value of mortgage servicing rights, the fair value of derivatives, valuation of repossessed assets, secondary marketing reserves and fair value of financial instruments.

Reclassifications

Certain amounts within the accompanying consolidated financial statements and the related notes have been reclassified to conform to the 2004 presentation.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-monetary Assets,* an amendment of APB Opinion No. 29, *Accounting for Non-monetary Transactions.* This statement amends the principle that exchanges of non-monetary assets should be measured based on fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations or liquidity.

In December 2004, the FASB revised SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The Company will adopt this standard effective the third quarter

Note 4 – Summary of Significant Accounting Policies (continued)

of 2005. Management has not determined the impact of the standard on its results of operations, but does not expect the standard to have a material impact on financial condition or liquidity.

In March 2004, the SEC issued Staff Accounting Bulletin No. 105(SAB 105), *Application of Accounting Principles to Loan Commitment* stating that the fair value of loan commitments is to be accounted for as a derivative instrument under SFAS No. 133, but the valuation of such commitment should not consider expected future cash flows related to servicing of the future loan. The Company has not historically considered the expected future cash flows related to servicing in valuing its loan commitments. Consequently, adoption of SAB 105 resulted in no material change to our valuation procedures. As such, the adoption of SAB 105 had no impact on our financial condition, results of operations or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities,* which addresses consolidation by business enterprises of variable interest entities that possess certain characteristics as defined within the Interpretation. However, in December 2003, the FASB issued Interpretation No. 46R (FIN 46R), which revised FIN 46 and intended to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46R required the deconsolidation of trust preferred security subsidiaries. FIN 46R allowed the Company to adopt its provisions as of the first quarter of 2004. Management determined that Flagstar Trust, Flagstar Statutory Trust II, Flagstar Statutory Trust III, and Flagstar Statutory Trust IV qualify as variable interest entities under FIN 46R. The Trusts issued mandatory redeemable preferred stock to investors and loaned the proceeds to the Company. Through December 31, 2003, these Trusts were consolidated into the Company's financial statements. Upon application of FIN 46R during the first quarter of 2004, the Company no longer consolidates the Trusts. The deconsolidation resulted in the investment in the common stock of the Trusts that is included in other assets in the Company's consolidated financial statements and the corresponding increase in outstanding debt of $2.3 million and $3.1 million at March 31, 2004 and December 31, 2004, respectively. In addition, the income received on the Company's common stock investment is included in other interest income. Recently issued guidance from the Federal Reserve Board has confirmed that FIN 46R treatment does not affect our calculation of the Bank's regulatory capital levels.

Note 5 – Mortgage-Backed Securities Held to Maturity

At December 31, 2004, the Company had invested $20.7 million in mortgage-backed securities. These securities had a fair value equal to $24.9 million at December 31, 2004. At December 31, 2003, the Company had invested $30.7 million in mortgage-backed securities, which had a fair value equal to $31.8 million. The mortgage-backed securities have a maturity ranging from 2005 through 2029.

At December 31, 2004 and 2003 $4.4 million and $5.4 million of these mortgage-backed securities were pledged as collateral for interest rate swaps, respectively.

Note 6 – Investment Securities

The investment securities portfolio is summarized as follows at December 31, (in thousands):

	2004		2003	
Type	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Mutual Funds	$17,751	$17,751	$13,494	$13,494
U.S. Treasury Bonds	640	640	650	651
Total	$18,391	$18,391	$14,144	$14,145

The Company has invested in these securities because of interim investment strategies in trust subsidiaries; collateral requirements required in swap and deposit transactions, and CRA investment requirements. U.S. Treasury bonds in the amount of $540,000 and $550,000 are pledged as collateral in association of the issuance of the trust-preferred securities issued by Trust II at December 31, 2004 and 2003, respectively.

Note 7 – Loans Available for Sale

At December 31, 2004, the Company had invested $1.5 billion in loans that it is in the process of selling into the secondary market. These loans had a fair value equal to $1.5 billion. The majority of these loans were originated or acquired in December 2004. At December 31, 2003, the Company had invested $2.8 billion in similar loans. The loans at December 31, 2003, had a fair value of $2.8 billion.

Note 8 – Investment Loan Portfolio

The investment loan portfolio is summarized as follows (in thousands):

	December 31, 2004	December 31, 2003
Mortgage loans	$ 8,657,293	$5,478,200
Second mortgage loans	196,518	141,010
Commercial real estate loans	751,730	548,392
Construction loans	67,640	58,323
Warehouse lending	249,291	346,780
Consumer loans	627,576	259,651
Commercial loans	8,415	7,896
Total	10,558,463	6,840,252
Less allowance for losses	(37,627)	(36,017)
Total	$10,520,836	$6,804,235

Note 8 – Investment Loan Portfolio (continued)

Activity in the allowance for losses is summarized as follows (in thousands):

	For the years ended December 31,		
	2004	2003	2002
Balance, beginning of period	$ 36,017	$ 37,764	$ 27,769
Provision charged to earnings	16,077	20,081	27,126
Charge-offs, net of recoveries	(14,467)	(21,828)	(17,131)
Balance, end of period	$ 37,627	$ 36,017	$ 37,764

The Company has no commitments to make additional advances on restructured or other non-performing loans. Loans on which interest accruals have been discontinued totaled approximately $56.9 million at December 31, 2004 and $58.3 million at December 31, 2003. Such interest is recognized as income when collected. Interest that would have been accrued on such loans totaled approximately $3.7 million, $4.1 million, and $6.5 million during 2004, 2003, and 2002, respectively. There are no loans greater than 90 days past due still accruing interest at December 31, 2004 and 2003.

At December 31, 2004, the recorded investment in impaired loans totaled $6.5 million and the average outstanding balance for the year ended December 31, 2004 was $5.9 million. No allowance for losses was required on these loans because the measured values of the loans exceeded the recorded investments in the loans. Interest income recognized on impaired loans during the years ended December 31, 2004, 2003 and 2002, was not significant. At December 31, 2003, the recorded investment in impaired loans totaled $4.6 million and the average outstanding balance for the year ended December 31, 2003, was $5.4 million.

Note 9 – FHLB Stock

The Company's investment in FHLB stock totaled $234.8 million and $198.4 million at December 31, 2004 and 2003, respectively. As a member of the FHLB, the Company is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater. Dividends received on the stock equaled $9.9 million, $8.1 million and $8.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 10 – Repurchased Assets

Net assets repurchased pending foreclosure totaled $17.1 million and $12.0 million at December 31, 2004 and 2003, respectively. The assets have been adjusted by a specific reserve of $3.5 million and $4.1 million, at December 31, 2004 and 2003, respectively.

Note 11 - Repossessed Assets

Repossessed assets include the following (in thousands):

	December 31, 2004	December 31, 2003
One-to-four family properties	$37,458	$36,649
Commercial properties	365	129
Repossessed assets, net	$37,823	$36,778

Note 12 - Premises and Equipment

Premises and equipment balances are as follows (in thousands):

	December 31, 2004	December 31, 2003
Land	$ 38,303	$ 21,577
Office buildings	109,554	92,262
Computer hardware and software	115,645	103,523
Furniture, fixtures and equipment	47,312	45,538
Automobiles	350	370
Total	311,164	263,270
Less accumulated depreciation	(131,069)	(102,213)
	$ 180,095	$ 161,057

Depreciation expense amounted to approximately $30.1 million, $31.1 million, and $25.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company conducts a portion of its business from leased facilities. Lease rental expense totaled approximately $9.9 million; $9.0 million and $7.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The following outlines the Company's minimum contractual lease obligations as of December 31, 2004 (in thousands):

2005	$ 7,070
2006	4,748
2007	2,869
2008	1,644
2009	763
Thereafter	1,829
Total	$18,923

Note 13 – Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans at December 31, 2004 and 2003, are summarized as follows (in thousands):

	December 31,	
Mortgage loans serviced for:	**2004**	**2003**
FHLMC and FNMA	$20,829,556	$30,347,804
FHLBI	230,637	34,667
GNMA	291,828	173
Other investors	2,703	12,435
Total	$21,354,724	$30,395,079

Not included in the above totals are $9.1 billion and $3.4 billion of mortgage loans at December 31, 2004 and 2003, respectively, that are being serviced on a temporary basis in connection with the sale of mortgage servicing rights.

Custodial accounts maintained in connection with the above mortgage servicing rights (including the above mentioned subservicing) were approximately $627.1 million and $614.5 million at December 31, 2004 and 2003, respectively. These amounts include payments for principal, interest, taxes, and insurance collected on behalf of the individual investor.

The following is an analysis of the changes in mortgage servicing rights (in thousands):

	For the years ended December 31,		
	2004	**2003**	**2002**
Balance, beginning of period	$260,128	$ 230,756	$ 168,469
Capitalization	318,028	497,340	478,456
Sales	(314,124)	(344,950)	(353,571)
Amortization	(76,057)	(123,018)	(62,598)
Balance, end of period	$187,975	$ 260,128	$ 230,756

At December 31, 2004 and 2003 the estimated fair value of the mortgage loan servicing portfolio was $257.0 million and $410.6 million, respectively. At December 31, 2004, the fair value of each MSR was based upon the following weighted-average assumptions: (1) a discount rate of 10.43%; (2) an anticipated loan prepayment rate of 21.0% CPR; and (3) servicing costs per conventional loan of $45.00 and $55.00 for each government or adjustable-rate loan.

Note 14 - Deposit Accounts

The deposit accounts are as follows (in thousands):

	December 31, 2004	December 31, 2003
Demand accounts	$ 376,506	$ 390,008
Savings accounts	884,117	314,452
Money Market Demand Accounts	859,573	1,320,635
Certificates of deposit	2,056,608	1,602,223
Total consumer direct deposits	4,176,804	3,627,318
Municipal deposits	1,264,225	899,123
National accounts	1,938,626	1,153,726
Total deposits	$7,379,655	$5,680,167

The Municipal deposits listed in this table include $1.2 billion that are certificates of deposit with maturities typically less than one year and $103.2 million in checking and savings accounts.

Non-interest-bearing deposits included in the money market demand accounts and demand accounts balances at December 31, 2004 and 2003, were approximately $407.8 million and $512.3 million, respectively.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $1.7 billion and $1.3 billion at December 31, 2004 and 2003, respectively. The following table indicates the schedule maturities for certificates of deposit with a minimum denomination of $100,000 (in thousands):

	2004	2003
Three months or less	$ 853,002	$ 454,294
Over three months to six months	258,081	160,002
Over six months to twelve months	199,195	253,035
One to two years	198,134	158,764
Thereafter	239,267	265,745
Total	$1,747,679	$1,291,840

Note 14 – Deposit Accounts (continued)

The following schedule indicate the scheduled maturities of the Company's certificates of deposit by acquisition channel as of December 31, 2004 (in thousands):

	Consumer Direct	Municipal	National accounts	Total
Twelve months or less	$ 806,844	$1,112,097	$ 488,671	$2,407,612
One to two years	587,085	35,458	538,844	1,161,387
Two to three years	356,811	13,510	564,363	934,684
Three to four years	166,758	—	218,565	385,323
Four to five years	116,614	—	128,183	244,797
Thereafter	22,496	—	—	22,496
Total	$2,056,608	$1,161,065	$1,938,626	$5,156,299

Note 15 – FHLB Advances

The portfolio of FHLB advances contain fixed rate term advances, floating rate daily adjustable advances, and fixed rate putable advances. The following is a breakdown of the advances outstanding (in thousands):

	December 31,			
	2004		2003	
	Amount	Rate	Amount	Rate
Floating rate daily advances	$ 620,000	1.95%	$ 76,000	1.11%
Fixed rate putable advances	1,120,000	5.15	1,270,000	5.29
Fixed rate term advances	2,350,000	3.53	1,900,000	3.53
Total	$4,090,000	3.74%	$3,246,000	4.25%

The portfolio of putable FHLB advances maybe called by the FHLB based on the level of LIBOR. During the first quarter of 2005, $420.0 million of these putable advances will mature. The remaining $700.0 million of these advances, which have a rate of 4.49%, have a maturity date in 2011. The advances can be called if LIBOR reaches 4.50%. The corresponding level of this index is at 2.35% at December 31, 2004. If these advances are called, the Company will be forced to find an alternative source of funding, which could be at a higher cost and therefore negatively impact net earnings.

The following indicates certain information related to the FHLB advances (in thousands):

	For the years ended December 31,		
	2004	2003	2002
Average balance	3,631,851	2,711,119	2,179,060
Average interest rate	3.96%	4.69%	5.29%

Note 15 - FHLB Advances (continued)

The Company has the authority and approval from the FHLB to utilize a total of $5.0 billion in collateralized borrowings. Pursuant to collateral agreements with the FHLB, advances are collateralized by non-delinquent single-family residential mortgage loans. Advances at December 31, 2004, totaled $4.1 billion and carried a weighted rate of 3.74%. The following outlines the Company's advance maturity dates as of December 31, 2004 (in millions):

2005	$1,840
2006	450
2007	750
2008	650
2009	50
Thereafter	350
Total	$4,090

Note 16 - Long Term Debt

The following table presents long-term debt at December 31, (in thousands):

	2004	2003
Junior subordinated notes related to trust preferred securities		
Fixed 9.50% redeemed in 2004(1)	$ —	$ 74,750
Floating 3 month LIBOR plus 3.25%(2) (5.80% at December 31, 2004), matures 2032	25,774	25,000
Fixed 6.55%(3), matures 2033	25,774	25,000
Fixed 6.75%(3), matures 2033	25,780	25,000
Fixed 4.55%(4), matures 2035	25,774	—
Subtotal	103,102	149,750
Other Debt		
Fixed 7.00% due 2013	1,325	1,350
Total long-term debt	$104,427	$151,100

(1) On April 30, 2004, the Company redeemed all of the preferred securities of Flagstar Trust. The securities were redeemed at $25 per share plus accrued interest.

(2) As part of the transaction, the Company entered into an interest rate swap with the placement agent, under which the Company is required to pay 6.88% fixed rate on a notional amount of $25 million and will receive a floating rate equal to three month LIBOR plus 3.25%. The swap matures on December 26, 2007. The securities are callable after December 26, 2007.

Note 16 – Long Term Debt (continued)

(3) After five years the rate converts to a variable rate equal to three month LIBOR plus 3.25%, adjustable quarterly. The securities are callable after February 26, 2008 and March 26, 2008.

(4) After five years the rate converts to a variable rate equal to three month LIBOR plus 2.00% adjustable quarterly. The securities are callable after December 29, 2009.

The following table presents the aggregate annual maturities of long-term debt obligations (based on final maturity dates) at December 31, 2004 (in thousands):

2005	$ 25
2006	25
2007	25
2008	25
2009	25
Thereafter	104,302
Total	$104,427

Note 17 – Federal Income Taxes

Total federal income tax provision (benefit) is allocated as follows (in thousands):

	For the years ended December 31,		
	2004	2003	2002
Income from operations	$78,139	$136,755	$60,626
Cumulative effect of a change in accounting principle	—	—	10,078
Stockholders' equity, for the tax benefit from stock-based compensation	(2,049)	(8,945)	(2,609)
Stockholders' equity, for the tax effect of other comprehensive income	1,779	1,170	—
Stockholders' equity, for the restatement of accrued interest	—	—	(5,931)
	$77,869	$128,980	$62,164

Note 17 - Federal Income Taxes (continued)

Components of the provision for federal income taxes from operations consist of the following (in thousands):

	For the years ended December 31,		
	2004	2003	2002
Current provision	$ 99,462	$118,854	$ 82,409
Deferred provision (benefit)	(21,323)	17,901	(21,783)
	$ 78,139	$136,755	$ 60,626

The Company's effective tax rate differs from the statutory federal tax rate. The following is a summary of such differences (in thousands):

	For the years ended December 31,		
	2004	2003	2002
Provision at statutory federal income tax rate	$77,662	$136,888	$59,939
Increase (decrease) resulting from other, net	477	(133)	687
Provision at effective federal income tax rate	$78,139	$136,755	$60,626

Note 17 - Federal Income Taxes (continued)

The details of the net tax liability are as follows (in thousands):

	December 31, 2004	December 31, 2003 As restated
Deferred tax assets:		
Allowance for loan and other losses	$ 23,564	$ 22,146
Non-accrual interest	1,119	935
Purchase accounting valuation adjustments	45	39
Reserve for foreclosure losses	3,381	3,934
Mark-to-market adjustments on earning assets	696	3,427
Deferred compensation plan	3,301	1,921
Deferred gain on termination of hedge	1,427	—
Restatement of accrued interest	5,931	5,931
Other	2,207	1,687
	41,671	40,020
Deferred tax liabilities:		
Mark-to-market adjustment — forward commitments	(2,321)	(2,446)
Unrealized hedging gains	(2,877)	(1,170)
Deferred loan costs and fees	(6,484)	(5,048)
Premises and equipment	(5,143)	(5,866)
Mortgage loan servicing rights	(65,792)	(91,045)
Federal Home Loan Bank stock dividends	(5,627)	—
Other	(19)	(653)
	(88,263)	(106,228)
Net deferred tax liability	(46,592)	(66,208)
Current federal income taxes receivable (payable)	20,477	(1,437)
Income taxes payable	$(26,115)	$ (67,645)

The Company has not provided deferred income taxes for the Bank's pre-1988 tax bad debt reserves of approximately $4 million because it is not anticipated that this temporary difference will reverse in the foreseeable future. Such reserves would only be taken into taxable income if the Bank, or a successor institution, liquidates, redeems shares, pays dividends in excess of earnings and profits, or ceases to qualify as a bank for tax purposes.

Note 18 — Employee Benefit Plans

The Company maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 60% of their annual compensation, subject to a maximum amount proscribed by law. The maximum

Note 18 – Employee Benefit Plans (continued)

annual contribution was $13,000 for 2004, $12,000 for 2003 and $11,000 for 2002. Beginning in 2003, participants who were 50 years old or older prior to the end of the year could make additional "catch-up" contributions of up to $3,000 for 2004 and $2,000 for 2003. The Company currently provides a matching contribution up to 3% of an employee's annual compensation up to a maximum of $6,000. The Company's contributions vest at a rate such that an employee is fully vested after five years of service. The Company's contributions to the plan for the years ended December 31, 2004, 2003, and 2002 were approximately $3.2 million, $3.5 million, and $3.1 million, respectively. The Company may also make discretionary contributions to the plan; however, none has been made.

The Company offers a deferred compensation plan to employees. The deferred compensation plan allows employees to defer up to 25% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of the Company. The Company has invested $9.3 million and $5.2 million in Company Owned Life Insurance ("COLI") in order to offset its liability in its deferred compensation program at December 31, 2004 and 2003, respectively. The Company had a deferred liability to the participants of the compensation plan totaling $9.4 million and $5.5 million at December 31, 2004 and 2003, respectively. The Company will discontinue this compensation plan March 31, 2005.

Note 19 – Contingencies

The Company is involved in certain lawsuits incidental to its operations. Management, after review with its legal counsel, is of the opinion that settlement of such litigation will not have a material effect on the Company's financial condition.

A substantial part of the Company's business has involved the origination, purchase, and sale of mortgage loans. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions generally seeking civil statutory and actual damages and rescission under the federal Truth in Lending Act (the "TILL"), as well as remedies for alleged violations of various state unfair trade practices laws restitution or unjust enrichment in connection with certain mortgage loan transactions.

The Company has a substantial mortgage loan servicing portfolio and maintains escrow accounts in connection with this servicing. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries and other mortgage lending institutions generally seeking declaratory relief that certain of the lenders' escrow account servicing practices violate the Real Estate Settlement Practices Act and breach the lenders' contracts with borrowers. Such claims also generally seek actual damages and attorney's fees.

In addition to the foregoing, mortgage lending institutions have been subjected to an increasing number of other types of individual claims and purported consumer class action claims that relate to various aspects of the origination, pricing, closing, servicing, and collection of mortgage loans and that allege inadequate disclosure, breach of contract, or violation of state laws. Claims have involved, among other things, interest rates and fees charged in connection with loans, interest rate adjustments on adjustable rate loans, timely

Note 19 — Contingencies (continued)

release of liens upon payoffs, the disclosure and imposition of various fees and charge, and the placing of collateral protection insurance.

While the Company has had various claims similar to those discussed above asserted against it, management does not expect these claims to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Note 20 — Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3.0%, and total risk-based capital (as defined) of 8.0%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1 total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

Note 20 — Regulatory Capital Requirements (continued)

As of December 31, 2004 and 2003, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Tangible capital (to tangible assets)	$810,088	6.2%	$196,458	1.5%	N/A	N/A
Core capital (to adjusted tangible assets)	810,088	6.2%	392,916	3.0%	$654,860	5.0%
Tier I capital (to risk weighted assets)	810,088	10.5%	N/A	N/A	463,688	6.0%
Total capital (to risk weighted assets)	847,616	11.0%	618,251	8.0%	772,814	10.0%
As of December 31, 2003: — As restated						
Tangible capital (to tangible assets)	$773,728	7.3%	$158,022	1.5%	N/A	N/A
Core capital (to adjusted tangible assets)	773,728	7.3%	316,044	3.0%	$526,741	5.0%
Tier I capital (to risk weighted assets)	773,728	12.7%	N/A	N/A	364,558	6.0%
Total capital (to risk weighted assets)	808,090	13.3%	485,945	8.0%	607,431	10.0%

Note 21 — Accumulated Other Comprehensive Income

The following table sets forth the ending balance in accumulated other comprehensive income for each component at December 31:

	2004	2003
	(In thousands)	
Net gain on interest rate swap extinguishment	$2,650	$ —
Net unrealized gain on derivatives used in cashflow hedges	2,693	2,173
Ending balance	$5,343	$2,173

Note 21 — Accumulated Other Comprehensive Income (continued)

The following table sets forth the changes to other comprehensive income and the related tax effect for each component at December 31:

	2004	2003
	(In thousands)	
Gain on interest rate swap extinguishment	$4,077	$ —
Related tax expense	(1,427)	
Unrealized gain on derivatives used in cashflow hedges	872	3,343
Related tax expense	(352)	(1,170)
Ending balance	$3,170	$ 2,173

On December 30, 2004, the Company extinguished $250.0 million of the aforementioned swaps. These swaps were eliminated at an after-tax gain of $2.6 million. This gain will be reclassified into earnings from accumulated other comprehensive income over three years, which is the original duration of the extinguished swaps. The Company will reclassify into earnings after-tax $1.3 million, $1.2 million and $0.1 million in 2005, 2006, and 2007, respectively.

Note 22 – Concentrations of Credit

Properties collateralizing mortgage loans receivable were geographically disbursed throughout the United States. As of December 31, 2004, approximately 17.4% of these properties are located in Michigan (measured by principal balance), and another 49.1% were located in the states of California (15.8%), Florida (7.7%), Texas (6.3%), Washington (4.3%), New York (4.1%), Ohio (3.7%), Illinois (3.6%) and Colorado (3.6%). No other state contains more than 3% of the properties collateralizing these loans.

Note 23 – Related Party Transactions

The Company has and expects to have in the future, transactions with the Company's directors and principal officers. Such transactions were made in the ordinary course of business and included extensions of credit, and professional services. With respect to the extensions of credit, all were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in management's opinion, involve more than normal risk of collectibility or present other unfavorable features. At December 31, 2004, the balance of the loans attributable to directors and principal officers totaled $7.7 million, with the unused lines of credit totaling $23.7 million. At December 31, 2003, the balance of the loans attributable to directors and principal officers totaled $6.4 million, with the unused lines of credit totaling $14.9 million. During 2004 and 2003, the Company purchased $239.1 million and $356.0 million in mortgage loans from correspondents and brokers affiliated with directors and executive officers, during the ordinary course of business.

Note 24 – Derivative Financial Instruments

We follow the provisions of SFAS 133, as amended, for our derivative instruments and hedging activities, which require us to recognize all derivative instruments on the consolidated balance sheets at fair value. The following derivative financial instruments were identified and recorded at fair value as of December 31, 2004 and 2003:

FNMA, FHLMC and other forward contracts

Interest rate swap agreements

Rate lock commitments

Generally speaking, if interest rates increase, the value of our rate lock commitments and funded loans decrease and loan sale margins are adversely impacted. We hedge the risk of overall changes in fair value of loans held for sale and rate lock commitments generally by selling forward contracts on securities of Agencies. Under SFAS 133, certain of these positions qualify as a fair value hedge of a portion of the funded loan portfolio and result in adjustments to the carrying value of designated loans through gain on sale based on value changes attributable to the hedged risk. The forward contracts used to economically hedge the loan commitments are accounted for as non-designated hedges and naturally offset loan commitment mark-to-market gains and losses recognized as a component of gain on sale. The Bank recognized pre-tax losses of $357,000 and $10.7 million for the years ended December 31, 2004 and 2003, respectively.

We use interest rate swap agreements to reduce our exposure to interest rate risk inherent in a portion of the current and anticipated borrowings and advances. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts and indices. Under SFAS 133, the swap agreements used to hedge our anticipated borrowings and advances qualify as cash flow hedges. As of the years ended December 31, 2004 and 2003, the net market value adjustment on our interest rate swap agreements on an after-tax basis was $2.7 million and $2.2 million, respectively, which was recorded as a component of accumulated other comprehensive income. Future effective changes in fair value on these interest rate swap agreements will be adjusted through OCI as long as the cash flow hedge requirements continue to be met.

On December 30, 2004, the Company extinguished $250.0 million of interest rate swaps. These swaps were eliminated at an after-tax gain of $2.6 million. This gain will be reclassified into earnings from accumulated other comprehensive income over three years, which is the original duration of the extinguished swaps.

The Company recognizes ineffective changes in hedge values resulting from designated SFAS 133 hedges discussed above in the same income statement captions as effective changes when such material ineffectiveness occurs. The Company has not recognized gains or losses of ineffectiveness in earnings, due to immateriality.

Note 24 - Derivative Financial Instruments (continued)

We had the following derivative financial instruments as of December 31, 2004 and 2003:

	As of December 31, 2004		
	Notional Amounts	Fair Value	Expiration Dates
	(Dollars in thousands)		
Loans held for sales hedges:			
Rate lock commitments	$1,586,000	$ 8,723	2005
Forward agency and loan sales	1,893,000	(3,614)	2005
Borrowings and advances hedges:			
Interest rate swaps (LIBOR)	275,000	4,215	2005-2008

	As of December 31, 2003		
	Notional Amounts	Fair Value	Expiration Dates
	(Dollars in thousands)		
Loans held for sales hedges:			
Rate lock commitments	$1,998,000	$ 12,242	2004
Forward agency and loan sales	3,517,000	(19,273)	2004
Borrowings and advances hedges:			
Interest rate swaps (LIBOR)	525,000	3,343	2004-2008

Counterparty Credit Risk

The Bank is exposed to credit loss in the event of non-performance by the counterparties to its various derivative financial instruments. The Company manages this risk by selecting only well-established, financially strong counterparties, spreading the credit risk among such counterparties, and by placing contractual limits on the amount of unsecured credit risk from any single counterparty.

Note 25 - Fair Value of Financial Instruments

SFAS No. 107 issued by the Financial Accounting Standards Board, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, where it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Because assumptions used in these valuation techniques are inherently subjective in nature, the estimated fair values cannot always be substantiated by comparison to independent market quotes and, in many cases; the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument.

Note 25 – Fair Value of Financial Instruments (continued)

The fair value estimates presented herein are based on relevant information available to management as of December 31, 2004 and 2003. Management is not aware of any factors that would significantly affect these estimated fair value amounts. As these reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of the Company. Additionally, such amounts exclude intangible asset values such as the value of core deposit intangibles.

The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments and certain non-financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value.

Loans receivable: This portfolio consists of mortgage loans available for sale and investment, collateralized commercial lines of credit, commercial real estate loans, builder development project loans, consumer credit obligations, and single-family home construction loans. Mortgage loans available for sale and investment are valued using fair values attributable to similar mortgage loans. The fair value of the other loans are valued based on the fair value of obligations with similar credit characteristics.

Investment securities: The carrying amount of other investments approximates fair value.

FHLB stock: No secondary market exists for FHLB stock. The stock is bought and sold at par by the FHLB. The recorded value, therefore, is the fair value. The amount of stock required to be purchased is based on total assets and is determined annually.

Deposit Accounts: The fair value of demand deposits and savings accounts approximates the carrying amount. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

FHLB Advances: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of the existing debt.

Long Term Debt: The preferred securities of Flagstar Trust were traded on the New York Stock Exchange under the symbol *"FBC-O"* through April 30, 2004. The junior subordinated debt related to the trust preferred securities of Trust II, Trust III, Trust IV and Trust V are classified here. The carrying amount of the long term debt approximates fair value.

Derivative Financial Instruments: The fair value of financial futures contracts, forward delivery contracts, swaps and fixed-rate commitments to extend credit are based on current market prices.

Note 25 – Fair Value of Financial Instruments (continued)

The following tables set forth the fair value of the Company's financial instruments (in thousands):

	December 31,			
	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial instruments:				
Assets:				
Cash and cash equivalents	$ 156,457	$ 156,457	$ 148,417	$ 148,417
Mortgage loans available for sale	1,506,311	1,518,546	2,759,551	2,796,657
Investment loan portfolio and MBS	10,579,173	10,706,770	6,870,930	6,920,606
FHLB stock	234,845	234,845	198,356	198,356
Other investments	18,391	18,391	14,144	14,145
Liabilities:				
Retail deposits:				
Demand deposits and savings accounts	(2,120,196)	(1,964,906)	(2,025,095)	(2,025,095)
Certificates of deposit	(2,056,608)	(2,067,102)	(1,602,223)	(1,634,582)
Municipal deposits	(1,264,225)	(1,257,320)	(899,123)	(890,062)
National certificates of deposit	(1,938,626)	(1,928,233)	(1,153,726)	(1,164,243)
FHLB advances	(4,090,000)	(4,108,635)	(3,246,000)	(3,326,498)
Long term debt	(104,427)	(104,427)	(151,100)	(151,500)
Derivative Financial Instruments:				
Forward delivery contracts	(3,614)	(3,614)	(19,273)	(19,273)
Commitments to extend credit	8,723	8,723	12,242	12,242
Interest rate swaps	4,215	4,215	3,343	3,343

Note 26 — Segment Information

The Company's operations are broken down into two business segments: home lending and banking. Each business operates under the same banking charter, but is reported on a segmented basis for this report. Each of the business lines is complementary to each other. The banking operation includes the gathering of deposits and investing those deposits in duration-matched assets primarily originated by the home lending operation. The banking group holds these loans in the investment portfolio in order to earn spread income. The home lending operation involves the origination, packaging, and sale of mortgage loans in order to receive transaction income. The lending operation also services mortgage loans for others and sells MSRs into the secondary market. Funding for the lending operation is provided by deposits and borrowings garnered by the banking group. All of the non-bank consolidated subsidiaries are included in the banking segment. All such subsidiaries are not material to the Company's operations.

Note 26 – Segment Information (continued)

Following is a presentation of financial information by business for the period indicated.

	For the year ended December 31, 2004			
	Banking Operation	Home Lending Operation	Eliminations	Combined
	(In thousands)			
Net interest margin	$ 175,422	$ 47,869	$ —	$ 223,291
Non-interest income	63,227	192,894	—	256,121
Revenues	238,649	240,763	—	479,412
Earnings before income taxes	135,099	86,794	—	221,893
Depreciation and amortization	6,810	99,303	—	106,113
Capital expenditures	18,431	30,664	—	49,095
Identifiable assets	12,122,961	2,241,527	(1,239,000)	13,125,488
Intersegment income (expense)	25,475	(25,475)	—	—

	For the year ended December 31, 2003			
As restated	Banking Operation	Home Lending Operation	Eliminations	Combined
	(In thousands)			
Net interest margin	$ 166,060	$ 28,526	$ —	$ 194,586
Non-interest income	42,519	423,358	—	465,877
Revenues	208,579	451,884	—	660,463
Earnings before income taxes	100,447	290,660	—	391,107
Depreciation and amortization	7,023	147,111	—	154,134
Capital expenditures	18,671	23,872	—	42,543
Identifiable assets	8,455,552	3,347,695	(1,250,001)	10,553,246
Intersegment income (expense)	12,327	(12,327)	—	—

Note 26 - Segment Information (continued)

As restated	Banking Operation	Home Lending Operation	Eliminations	Combined
	For the year ended December 31, 2002			
	(In thousands)			
Net interest margin	$ 130,388	$ 47,528	$ —	$ 177,916
Non-interest income	26,272	216,465	—	242,737
Revenues	156,660	263,993	—	420,653
Earnings before income taxes	85,130	86,123	—	171,253
Depreciation and amortization	13,267	74,851	—	88,118
Capital expenditures	12,413	23,208	—	35,621
Identifiable assets	4,716,628	4,109,428	(630,216)	8,195,840
Intersegment income (expense)	9,252	(9,252)	—	—

Revenues are comprised of net interest income (before the provision for credit losses) and non-interest income. Non-interest expenses are fully allocated to each segment. The intersegment income (expense) consists of interest expense incurred for intersegment borrowing.

Note 27 — Earnings Per Share

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the year ended December 31, 2004 (in thousands):

	Earnings (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings	$143,754	61,057	$2.35
Effect of options	—	3,115	(0.11)
Diluted earnings	$143,754	64,172	$2.24

In 2004, the Company had 501,300 options that were classified as anti-dilutive and are excluded from the EPS calculations.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the year ended December 31, 2003 (in thousands):

	Earnings (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings	$254,352	59,811	$ 4.25
Effect of options	—	3,920	(0.26)
Diluted earnings	$254,352	63,731	$ 3.99

Note 27 — Earnings Per Share (continued)

In 2003, the Company had 207,000 options that were classified as anti-dilutive and are excluded from the EPS calculations.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the year ended December 31, 2002 (in thousands):

	Earnings (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings	$110,627		$ 1.90
Earnings from the cumulative effect of a change in accounting principle	18,716		0.32
Basic earnings	129,343	58,350	$ 2.22
Effect of options	—	3,512	(0.13)
Diluted earnings	$129,343	61,862	$ 2.09

In 2002, the Company had 1.4 million options that were classified as anti-dilutive and are excluded from the EPS calculations.

Note 28 — Stock Option and Purchase Plans, and other Compensation Plans

In 1997, Flagstar's Board of Directors adopted resolutions to implement various stock option and purchase plans and incentive compensation plans in conjunction with the public offering of common stock.

Stock Option Plan

The purpose of the Stock Option Plan ("Option Plan") is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan has a term of 10 years from the date of its approval in April 1997, after which no awards may be made. The Option Plan was amended in 1999 and again in 2002.

Note 28 – Stock Option and Purchase Plans, and other Compensation Plans (continued)

The following table summarizes the activity that occurred in the years ended December 31, 2004, 2003 and 2002:

	Weighted Average Exercise Price	Number of Options
Options outstanding at January 1, 2002	$3.31	5,212,674
Granted	11.79	1,603,000
Exercised	3.16	(1,345,563)
Canceled	3.69	(28,937)
Options outstanding at December 31, 2002	5.84	5,441,174
Granted	14.64	1,099,094
Exercised	4.13	(1,033,951)
Canceled	8.41	(80,447)
Options outstanding at December 31, 2003	7.87	5,425,870
Granted	22.55	332,920
Exercised	4.19	(686,117)
Canceled	11.59	(111,144)
Options outstanding at December 31, 2004	9.34	4,961,529

Note 28 — Stock Option and Purchase Plans, and other Compensation Plans (continued)

The following information pertains to the stock options issued pursuant to the Option Plan but not exercised at December 31, 2004:

Grant Price	Number of Options Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (years)	Number Exercisable at December 31, 2004
$ 1.76	222,976	5.50	222,976
1.96	820,001	3.00	820,001
3.20	103,768	5.06	103,768
4.32	11,000	3.05	11,000
4.77	14,400	3.70	14,400
4.83	330,958	6.06	150,954
5.01	587,184	4.57	244,944
5.29	131,853	4.49	131,853
6.06	7,200	4.13	7,200
11.80	1,356,663	5.66	765,363
12.27	859,708	8.21	398,462
19.42	7,000	4.54	—
20.06	7,500	9.47	—
22.68	318,420	9.11	—
24.72	182,898	8.50	47,550
	4,961,529		2,918,471

Stock Purchase Plan

Under the Employee Stock Purchase Plan ("Purchase Plan"), eligible participants, upon providing evidence of a purchase of the Company's common shares from any third party on the open market, receive a payment from the Company equal to 15% of the share price. The Purchase Plan includes limitations on the maximum reimbursement to a participant during a year. The Purchase Plan has not been designed to comply with the requirements of the Internal Revenue Code with respect to employee stock purchase plans. During 2004, 2003 and 2002, respectively, the Company spent approximately $81,200, $43,900, and $42,500 on the Purchase Plan.

Incentive Compensation Plan

The Incentive Compensation Plan ("Incentive Plan") is administered by the compensation committee of the Company's Board of Directors. Each year they decide which employees of the Company will be eligible to participate in the Incentive Plan and the size of the bonus pool. During 2004, 2003 and 2002 all members of the executive management team were included in the Incentive Plan. The Company spent $3.7 million,

Note 28 – Stock Option and Purchase Plans, and other Compensation Plans (continued)

$5.4 million and $3.3 million on the Incentive Plan for the years ended December 31, 2004, 2003 and 2002, respectively.

Incentive Stock Plan

Under the 2000 Incentive Stock Plan ("Stock Plan"),. participants are issued common shares of the Company stock as compensation. The Company did not incur any expenses associated with this Stock Plan during 2004. The Company incurred expenses of approximately $833,000 and $1.0 million on the Stock Plan, during 2003 and 2002, respectively. The Stock Plan was approved by the Company's Board of Directors on June 19, 2000.

Note 29 – Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in 2004, 2003, and 2002 (in thousands, except earnings per share data) certain per share results have been adjusted to conform to the 2004 presentation:

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$130,841	$140,214	$140,818	$151,564
Interest expense	79,864	80,893	84,914	94,475
Net interest income	50,977	59,321	55,904	57,089
Provision for losses	9,302	3,603	3,172	—
Net interest income after provision for losses	41,675	55,718	52,732	57,089
Loan administration	8,232	5,589	9,760	6,516
Net gain on loan sales	32,132	7,514	24,241	(4,173)
Net gain on MSR sales	21,785	37,248	15,734	16,973
Other non-interest income	15,932	20,688	18,631	19,319
Non-interest expense	62,379	63,337	59,509	56,217
Earnings before income taxes	57,377	63,420	61,589	39,507
Provision for income taxes	20,420	22,230	21,598	13,891
Net earnings	$ 36,957	$ 41,190	$ 39,991	$ 25,616
Basic earnings per share	$ 0.60	$ 0.68	$ 0.65	$ 0.42
Diluted earnings per share	$ 0.57	$ 0.65	$ 0.62	$ 0.40

Note 29 – Quarterly Financial Data (Unaudited) (continued)

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$122,728	$124,265	$133,539	$122,536
Interest expense	71,238	75,239	81,494	80,511
Net interest income	51,490	49,026	52,045	42,025
Provision for losses	7,887	6,772	3,355	2,067
Net interest income after provision for losses	43,603	42,254	48,690	39,958
Loan administration	(25,609)	(13,056)	7,462	12,543
Net gain on loan sales	89,247	154,256	91,665	22,108
Net gain on MSR sales	1,261	320	44,619	21,102
Other non-interest income	12,742	13,445	13,301	20,471
Non-interest expense	57,571	65,489	65,963	60,252
Earnings before income taxes	63,673	131,730	139,774	55,930
Provision for income taxes	22,346	46,150	49,000	19,259
Net earnings	$ 41,327	$ 85,580	$ 90,774	$ 36,671
Basic earnings per share	$ 0.70	$ 1.44	$ 1.51	$ 0.60
Diluted earnings per share	$ 0.66	$ 1.34	$ 1.42	$ 0.57

Note 29 - Quarterly Financial Data (Unaudited) (continued)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$112,921	$107,122	$110,963	$110,790
Interest expense	65,663	62,622	67,050	68,545
Net interest income	47,258	44,500	43,913	42,245
Provision for losses	7,768	3,183	6,462	9,713
Net interest income after provision for losses	39,490	41,317	37,451	32,532
Loan administration	780	5,508	(793)	(9,773)
Net gain on loan sales	50,418	24,711	42,385	75,098
Net gain on MSR sales	650	10,179	2,935	710
Other non-interest income	8,357	7,870	9,474	14,228
Non-interest expense	60,268	48,772	50,305	62,929
Earnings before tax provision and cumulative effect of a change in accounting principle	39,427	40,813	41,147	49,866
Provision for income taxes	13,904	14,395	14,527	17,800
Earnings before a cumulative effect of a change in accounting principle	25,523	26,418	26,620	32,066
Cumulative effect of a change in accounting principle	—	—	18,716	—
Net earnings	$ 25,523	$ 26,418	$ 45,336	$ 32,066
Earnings per share before cumulative effect of a change in accounting principle				
Basic	$ 0.45	$ 0.45	$ 0.45	$ 0.55
Diluted	$ 0.42	$ 0.43	$ 0.43	$ 0.51
Earnings per share from cumulative effect of a change in accounting principle				
Basic	—	—	$ 0.32	—
Diluted	—	—	$ 0.30	—
Net earnings per share — Basic	$ 0.45	$ 0.45	$ 0.77	$ 0.55
Net earnings per share — Diluted	$ 0.42	$ 0.43	$ 0.73	$ 0.51

Note 30 – Holding Company Only Financial Statements

The following are unconsolidated financial statements for the Company. These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Flagstar Bancorp, Inc.
Condensed Unconsolidated Statements of Financial Condition
(In thousands)

	December 31, 2004	December 31, 2003 As Restated
Assets		
Cash and cash equivalents	$ 2,324	$ 2,475
Investment in subsidiaries	834,032	791,119
Deferred tax benefit	—	4
Other assets	2,085	4,910
Total assets	$838,441	$798,508
Liabilities and Stockholders' Equity		
Liabilities		
Junior subordinated debentures	$103,102	$154,390
Total interest paying liabilities	103,102	154,390
Other liabilities	502	450
Total liabilities	103,604	154,840
Stockholders' Equity		
Common stock	614	607
Additional paid in capital	40,754	35,394
Accumulated other comprehensive income	5,343	2,173
Retained earnings	688,126	605,494
Total stockholders' equity	734,837	643,668
Total liabilities and stockholders' equity	$838,441	$798,508

Note 30 – Holding Company Only Financial Statements (continued)

Flagstar Bancorp, Inc.
Condensed Unconsolidated Statements of Earnings
(In thousands)

	For the years ended December 31,		
	2004	2003	2002
Income			
Dividends from subsidiaries	$136,900	$ 24,000	$ 6,000
Interest	1,430	1,515	234
Total	138,330	25,515	6,234
Expenses			
Interest	8,835	13,107	7,353
General and administrative	3,707	1,683	809
Total	12,542	14,790	8,162
Earnings (loss) before undistributed earnings of subsidiaries	125,788	10,725	(1,928)
Equity in undistributed earnings of subsidiaries	14,077	238,981	128,503
Earnings before federal income tax benefit	139,865	249,706	126,575
Federal income tax benefit	(3,889)	(4,646)	(2,768)
Net earnings	$143,754	$254,352	$129,343

Note 30 - Holding Company Only Financial Statements (continued)

Flagstar Bancorp, Inc.
Condensed Unconsolidated Statements of Cash Flows
(In thousands)

	For the years ended December 31,		
	2004	2003	2002
Operating Activities			
Net earnings	$ 143,754	$ 254,352	$ 129,343
Adjustments to reconcile net earnings to net cash provided by operating activities			
Equity in undistributed earnings	(14,077)	(238,981)	(128,503)
Change in other assets	2,815	(1,130)	(723)
Provision for deferred tax benefit	4	1,154	6,655
Change in other liabilities	52	(2,542)	(1,095)
Net cash provided by operating activities	132,548	12,853	5,677
Investing Activities			
Net change in other investments	11	10	(561)
Net change in investment in subsidiaries	(25,667)	(47,634)	(30,019)
Net cash used in investment activities	(25,656)	(47,624)	(30,580)
Cash Flows From Financing Activities			
Proceeds from the issuance of junior subordinated debentures	25,774	51,554	25,774
Redemption of junior subordinated debentures	(77,062)	—	—
Proceeds from exercise of stock options and grants issued	3,318	444	4,890
Tax benefit from stock options exercised	2,049	8,945	2,609
Dividends paid	(61,122)	(27,050)	(9,384)
Net cash (used in) provided by financing activities	(107,043)	33,893	23,889
Net decrease in cash and cash equivalents	(151)	(878)	(1,014)
Cash and cash equivalents at beginning of period	2,475	3,353	4,367
Cash and cash equivalents at end of period	$ 2,324	$ 2,475	$ 3,353

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's annual report on internal control over financial reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company,

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Under SEC rules, management may assess its internal control over financial reporting as effective if there are no identified material weaknesses at the reporting date. A material weakness, as defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2, is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A material weakness in internal control over financial reporting does not imply that a material misstatement of the financial statements has occurred, but rather, that there is a more than remote likelihood that a material misstatement could occur.

Based on management's assessment of the Company's internal controls over financial reporting at of December 31, 2004, the Company's internal control over financial reporting was not operating effectively due to the identification of certain material weaknesses as described below.

- *Deficiencies related to our accounting for derivative activities.* The Company's internal controls surrounding the recording of the disposal of certain derivatives designated as cash flow hedges failed to result in recording the transactions appropriately. Management did not appropriately assess the accounting treatment and therefore recorded the transactions in error. As such, the Company overstated its fourth quarter and annual earnings by approximately $0.04 per share in the Company's January 24, 2005 press release. A subsequent press release dated March 11, 2005 was issued by the Company to correct the previous announcement.

- *Deficiencies related to recording of accrued interest receivable.* The Company's internal controls surrounding the calculation and review of accrued interest on mortgage loans were determined to be inadequate. As a result, accrued mortgage interest receivable recorded on the Company's financial statements did not agree with the appropriately calculated balance. Based on our internal control testing and an internal investigation, it was determined that this issue dated back a number of years and resulted in a restatement of our financial statements. The restatement is discussed in Note 3, Restatement of Consolidated Financial Statements, included in Part II, Item 8, Financial Statements and Supplementary Data of this Form 10-K.

- *Deficiencies related to the documentation of the evaluation of the appropriateness of accounting estimates.* During the quarterly and year-end close process, it was determined that controls around the documentation and review supporting change in estimate relating to certain significant transactions were inadequate.

- *Deficiencies surrounding the recording of non-routine journal entries.* We have determined that the documentation of controls surrounding the recording of non-routine journal entries were inadequate.

- *Deficiencies related to validation and evaluation of data.* We have determined that controls over the validation and evaluation of data used to support certain transactions and estimates such as, the valuation of interest rate lock commitments were inadequate.

- *Deficiencies related to company-level controls.* The Public Company Accounting Oversight Board defines company-level controls as controls that exist at the company-level and often have a pervasive impact on controls at the process, transaction or application level. Examples of company-level controls may include tone at the top, internal audit, audit committee, information technology and human resources. Management believes that the above noted deficiencies may have been the result of weaknesses such as (i) certain personnel lacking sufficient expertise in areas of U.S. GAAP, (ii) inadequately trained employees, such as personnel who perform certain accounting functions that rely heavily on supervisors to identify problems and errors, (iii) lack of communication between certain departments, (iv) internal audit's failure to address certain issues identified in the internal controls testing and (v) security around user access rights to certain application systems.

Management's plans to correct material weaknesses. In order to correct the material weaknesses in internal control over financial reporting and ensure the integrity of our financial reporting process during 2005, management has implemented or is in the process of implementing the following actions:

- Obtain additional training of relevant personnel in the area of derivative accounting,

- Review of our accounting systems in order to identify opportunities to automate certain processes,

ITEM 9A. CONTROLS AND PROCEDURES (continued)

- Retain and engage an outside accounting consultant to provide additional guidance in the application of generally accepted accounting principles for non-routine transactions,
- Implementation of controls by senior accounting personnel surrounding the documentation of the review, analysis, and related conclusions with respect to non-routine transactions.

Grant Thornton LLP, our independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which appears below.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Flagstar Bancorp, Inc.

We have audited management's assessment, included in the accompanying "Management's annual report on internal control over financial reporting", that Flagstar Bancorp, Inc. (a Michigan Corporation) did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls over accounting for derivative activities, accounting for accrued interest, accounting for certain accounting estimates, accounting for non-routine journal entries, the validation and evaluation of data and the effectiveness of certain company level controls, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Flagstar Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Material weaknesses have been identified and included in management's assessment related to controls over accounting for derivative activities, accounting for accrued interest, accounting for certain accounting estimates, accounting for non-routine journal entries, the validation and evaluation of data and the effectiveness of certain company level controls. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 21, 2005 on those financial statements.

In our opinion, management's assessment that Flagstar Bancorp, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Flagstar Bancorp, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management's statements referred to in "Management's plan to correct material weaknesses."

We have also audited, in accordance with the Standards of the Public Accounting Oversight Board (United States), the consolidated financial statements of Flagstar Bancorp Inc. and subsidiaries and our report dated March 21, 2005, expressed an unqualified opinion.

/S/ GRANT THORNTON LLP
Southfield, Michigan
March 21, 2005

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the section captioned "Proposal 1 — Election of Directors" in the Company's Proxy Statement for the Company's 2005 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference. Reference is also made to the information appearing in Part I — "Executive Officers," which is incorporated herein by reference.

The information required by this Item pursuant to Item 405 of Regulation S-K will appear under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

Information required by this Item pursuant to Item 401(h) and 401(i) of Regulation S-K relating to an audit committee financial expert and identification of the Audit Committee of our Board of Directors will appear under the heading "Meetings and Committees and Compensation of Directors" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics, which also applies to our directors and all of our officers and employees, can be found on our web site, which is located at www.flagstar.com. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our website.

In 2004, the Company's Chief Executive Officer provided to the NYSE the Annual CEO Certification regarding the Company's compliance with the NYSE's corporate governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual. In addition, the Company has filed as exhibits to this annual report on Form 10-K for the year ended December 31, 2004, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections of the Proxy Statement captioned "Meetings and Committees and Compensation of Directors", "Executive Compensation and Other Benefits", "Report of the Compensation Committee", and "Stock Performance Graph."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management." Reference is also made to the information appearing in Part II — Item 5. "Market for the Company's Common Stock and Related Stockholder Matters," which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned "Election of Directors," "Meetings and Committees and Compensation of Directors" and "Certain Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section of our Proxy Statement captioned "Independent Auditors."

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS

(a) The following documents are filed as a part of this report:

Exhibit No.	Description
1.	Financial Statements. The following consolidated financial statements of the Company are included this Form 10-K under Item 8: Management's Report Report of Independent Registered Public Accounting Firm Consolidated Statements of Financial Condition — December 31, 2004 and 2003 Consolidated Statements of Earnings for the years ended December 31, 2004, 2003, and 2002 Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002 Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2004, 2003, and 2002 Notes to Consolidated Financial Statements
3.1	Restated Articles of Incorporation of the Company
3.2	Bylaws of the Company
10.1(a)	Form of Employment Agreements separately entered into between the Company and each of Messrs. Thomas Hammond, Mark Hammond, Rondeau, and Carrie and Mrs. Hammond and Mrs. Anderson (previously filed as Exhibit 10.1(a) to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
10.1(b)	Form of Employment Agreements separately entered into between Flagstar Bank and each of Messrs. Thomas Hammond, Mark Hammond, Rondeau, and Carrie and Mrs. Hammond and Mrs. Anderson (previously filed as Exhibit 10.1(b) to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
10.2	Flagstar Bancorp, Inc. 1997 Deferred Compensation Plan (previously filed as Exhibit 10.5 to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
10.3	Flagstar Bancorp, Inc. 1997 Employees and Directors Stock Option Plan as amended (previously filed as Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-89420), dated May 30, 2002, and incorporated herein by reference).
10.4.	Flagstar Bank 401(k) Plan (previously filed as Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-77501), dated April 30, 1999, and incorporated herein by reference).
10.5	Flagstar Bancorp, Inc. 2000 Stock Incentive Plan as amended (previously filed as Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-89424), dated May 30, 2002, and incorporated herein by reference).
10.6	Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition Plan (previously filed as Exhibit 10.3 to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS (continued)

Exhibit No.	Description
10.7	Flagstar Bancorp, Inc. Incentive Compensation Plan (previously filed as Exhibit 10.4 to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
21.	List of Subsidiaries of the Company.
23.	Consent of Grant Thornton
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Section 906 Certification, as furnished by the Chief Executive Officer pursuant to SEC. Release No. 34-47551
32.2	Section 906 Certification, as furnished by the Chief Financial Officer pursuant to SEC. Release No. 34-47551

(b) Other than certain information furnished as Regulation F-D disclosure under Items 9 and 12 of Form 8-K, the Company submitted no Current Reports on Form 8-K during the fourth quarter of 2004, and therefore does not include any such reports as exhibits to this Annual Report on Form 10-K.

Flagstar Bancorp, Inc., will furnish to any stockholder a copy of any of the exhibits listed above upon written request and upon payment of a specified reasonable fee, which fee shall be equal to the Company's reasonable expenses in furnishing the exhibit to the stockholder. Requests for exhibits and information regarding the applicable fee should be directed to: Michael W. Carrie, Executive Director, at the address of the principal executive offices set forth on the cover of this Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2005.

FLAGSTAR BANCORP, INC.

By: /s/ MARK T. HAMMOND
Mark T. Hammond
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 21, 2005.

SIGNATURE	TITLE
By: /s/ THOMAS J. HAMMOND Thomas J. Hammond	Chairman of the Board
By: /s/ MARK T. HAMMOND Mark T. Hammond	Vice Chairman of the Board, President, and Chief Executive Officer
By: /s/ MICHAEL W. CARRIE Michael W. Carrie	Director, Executive Director, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
By: /s/ KIRSTIN A. HAMMOND Kirstin A. Hammond	Executive Director and Director
By: /s/ ROBERT O. RONDEAU, JR. Robert O. Rondeau, Jr.	Executive Director and Director
By: /s/ CHARLES BAZZY Charles Bazzy	Director
By: /s/ JAMES D. COLEMAN James D. Coleman	Director
By: /s/ RICHARD S. ELSEA Richard S. Elsea	Director
By: /s/ MICHAEL LUCCI SR Michael Lucci Sr	Director

SIGNATURE	TITLE
By: /s/ ROBERT W. DEWITT Robert W. DeWitt	Director
By: /s/ FRANK D'ANGELO Frank D'Angelo	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Financial Statements. The following consolidated financial statements of the Company are included this Form 10-K under Item 8: Management's Report Report of Independent Registered Public Accounting Firm Consolidated Statements of Financial Condition — December 31, 2004 and 2003 Consolidated Statements of Earnings for the years ended December 31, 2004, 2003, and 2002 Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002 Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2004, 2003, and 2002 Notes to Consolidated Financial Statements
3.1	Restated Articles of Incorporation of the Company
3.2	Bylaws of the Company
10.1(a)	Form of Employment Agreements separately entered into between the Company and each of Messrs. Thomas Hammond, Mark Hammond, Rondeau, and Carrie and Mrs. Hammond and Mrs. Anderson (previously filed as Exhibit 10.1(a) to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
10.1(b)	Form of Employment Agreements separately entered into between Flagstar Bank and each of Messrs. Thomas Hammond, Mark Hammond, Rondeau, and Carrie and Mrs. Hammond and Mrs. Anderson (previously filed as Exhibit 10.1(b) to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
10.2	Flagstar Bancorp, Inc. 1997 Deferred Compensation Plan (previously filed as Exhibit 10.5 to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
10.3	Flagstar Bancorp, Inc. 1997 Employees and Directors Stock Option Plan as amended (previously filed as Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-89420), dated May 30, 2002, and incorporated herein by reference).
10.4.	Flagstar Bank 401(k) Plan (previously filed as Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-77501), dated April 30, 1999, and incorporated herein by reference).
10.5	Flagstar Bancorp, Inc. 2000 Stock Incentive Plan as amended (previously filed as Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-89424), dated May 30, 2002, and incorporated herein by reference).
10.6	Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition Plan (previously filed as Exhibit 10.3 to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).

EXHIBIT NO.	DESCRIPTION
10.7	Flagstar Bancorp, Inc. Incentive Compensation Plan (previously filed as Exhibit 10.4 to the Company's Form S-1 Registration Statement (No. 333-21621) and incorporated herein by reference).
21.	List of Subsidiaries of the Company.
23.	Consent of Grant Thornton
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Section 906 Certification, as furnished by the Chief Executive Officer pursuant to SEC. Release No. 34-47551
32.2	Section 906 Certification, as furnished by the Chief Financial Officer pursuant to SEC. Release No. 34-47551

(b) Other than certain information furnished as Regulation F-D disclosure under Items 9 and 12 of Form 8-K, the Company submitted no Current Reports on Form 8-K during the fourth quarter of 2004, and therefore does not include any such reports as exhibits to this Annual Report on Form 10-K.

Flagstar Bancorp, Inc., will furnish to any stockholder a copy of any of the exhibits listed above upon written request and upon payment of a specified reasonable fee, which fee shall be equal to the Company's reasonable expenses in furnishing the exhibit to the stockholder. Requests for exhibits and information regarding the applicable fee should be directed to: Michael W. Carrie, Executive Director, at the address of the principal executive offices set forth on the cover of this Report on Form 10-K.

FLAGSTAR® BANCORP

April 8, 2005

Dear Stockholder:

We invite you to attend the 2005 Annual Meeting of Stockholders of Flagstar Bancorp, Inc. to be held at the national headquarters of the Company, 5151 Corporate Dr., Troy, Michigan on May 27, 2005 at 1:00 p.m., local time.

Enclosed are a notice setting forth the business expected to come before the Annual Meeting, the Proxy Statement, the Proxy card, and a copy of our the Annual Report to Stockholders for 2004. Directors and officers of the Company as well as representatives of Grant Thornton LLP, the Company's independent auditors for 2004, will be present to respond to questions the stockholders may have.

Your vote is very important. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Annual Meeting.

Thank you for your cooperation and continuing support.

Sincerely,

/s/ THOMAS J. HAMMOND

Thomas J. Hammond
Chairman of the Board

FLAGSTAR BANCORP, INC.
5151 Corporate Dr.
TROY, MI 48098
(248) 312-2000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 27, 2005

NOTICE IS HEREBY GIVEN that the 2005 Annual Meeting of Stockholders (the "Annual Meeting") of Flagstar Bancorp, Inc. (the "Company") will be held on Friday, May 27, 2005 at 1:00 p.m., local time, at the national headquarters of the Company, 5151 Corporate Dr., Troy, Michigan.

A proxy card and a proxy statement for the Annual Meeting are enclosed.

The Annual Meeting is for the purpose of considering and acting upon the following matters:

1. to elect five directors to the Board of Directors to hold office for a term of two years and until their successors shall have been duly elected and qualified;
2. to amend the Restated Articles of Incorporation to increase the number of authorized shares of common stock;
3. to amend the Restated Articles of Incorporation to allow an increase in the number of directors from 11 to 15;
4. to amend the 1997 Employees and Directors Stock Option Plan to allow an increase in the number of allocated shares;
5. to amend the 1997 Employees and Directors Stock Option Plan to set the maximum number of incentive stock option shares that may be issued beginning in 2005;
6. to amend the 2000 Stock Incentive Plan to allow an increase in the number of allocated shares;
7. to ratify the 1997 Incentive Compensation Plan; and
8. to transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

NOTE: The Board of Directors is not aware of any other business to come before the Annual Meeting.

Any action may be taken on any one of the foregoing proposals at the Annual Meeting on the date specified above or on any date or dates to which, by original or later adjournments, the Annual Meeting may be adjourned. Stockholders of record on March 28, 2005, will be entitled to vote at the Annual Meeting and any adjournments thereof.

You are requested to fill in and sign the enclosed form of proxy, which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and choose to vote in person at the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MARY KAY RUEDISUELI

Mary Kay Ruedisueli
Secretary

Troy, Michigan
April 8, 2005

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE ANNUAL MEETING, PLEASE SIGN, DATE, AND COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT

OF

FLAGSTAR BANCORP, INC.

5151 Corporate Dr.
TROY, MI 48098
(248) 312-2000

ANNUAL MEETING OF STOCKHOLDERS

MAY 27, 2005

General

This Proxy Statement and the enclosed Proxy Card are furnished in connection with the solicitation of proxies by the Board of Directors of Flagstar Bancorp, Inc. They will be used at the 2005 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), that will be held on Friday, May 27, 2005 at 1:00 p.m., local time, at the national headquarters of the Company and Flagstar Bank, fsb (the "Bank"), 5151 Corporate Dr., Troy, Michigan. The accompanying Notice of Annual Meeting, this Proxy Statement, and the Proxy Card are being first mailed to stockholders on or about April 8, 2005.

Outstanding Voting Securities

The securities that may be voted at the Annual Meeting consist of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company. Each share entitles its owner to one vote on all matters. March 28, 2005 (the "Record Date") has been fixed by the Board of Directors as the Record Date for determination of stockholders entitled to vote at the Annual Meeting. The number of shares of Common Stock outstanding as of the Record Date was 61,851,600.

Voting and Revocability of Proxies

Voting by Proxy Holders for Shares Registered Directly in the Name of the Stockholder. Stockholders with shares of Common Stock held in their own name as a holder of record may instruct the proxy holders named in the enclosed proxy card how to vote such shares by signing, dating and mailing the proxy card in the postage-paid envelope that has been provided with this proxy statement. Such stockholders may attend the annual meeting and deliver the completed proxy card in person.

Voting by Proxy Holders for Shares Registered in the Name of a Brokerage Firm or Bank. Stockholders with shares of Common Stock held by a broker, bank or other nominee (i.e., in "street name") will receive instructions from such nominee that must be followed in order to vote those shares. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy form from the broker, bank or other nominee that holds of record their shares of the Common Stock.

Executed but unmarked proxies will be voted FOR the election of the six nominees as directors of the Company and FOR each of the listed proposals found on the attached Notice of Annual Meeting of Stockholders. The proxy confers discretionary authority on the persons named therein to vote with respect to the election of any person or a director where the nominee is unable to serve or for good cause will not serve, with respect to matters incident to the conduct of the Annual Meeting and with respect to any other matter presented to the Annual Meeting if notice of such matter has not been delivered to the Company in accordance with the Company's Restated Articles of Incorporation. If any other matters are properly brought before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxies on such matters as determined by a majority of the Board of Directors. Except for procedural matters incident to the conduct of the Annual Meeting, the Company does not know of any other matters that are to come before the Annual Meeting. Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxies as not voted ("broker non-votes") will not be counted as votes cast, but will be counted for purposes of determining a quorum at the Annual Meeting.

Stockholders who execute proxies may revoke them at any time prior to their exercise by filing with the Secretary of the Company a written notice of revocation, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. The mere presence of a stockholder at the Annual Meeting will not, by itself, automatically revoke such stockholder's proxy.

Security Ownership of Certain Beneficial Owners and Management

Persons and groups beneficially owning more than 5% of the Common Stock are generally required under federal securities laws to file certain reports with the Securities and Exchange Commission ("SEC") detailing such ownership. The following table sets forth, as of year-end, certain information as to the Common Stock beneficially owned by any person or group of persons who are known to the Company to be the beneficial owners of more than 5% of the Common Stock. Other than as disclosed below, management knows of no person who beneficially owned more than 5% of the Common Stock at the Record Date.

Name of Owner	Amount and nature of Ownership(a)	Percent of Common Stock Outstanding
Thomas J. Hammond(b)	11,040,522	18.0%
Janet G. Hammond(c)	4,333,106	7.1
Mark T. Hammond(d)	4,707,955	7.7
Carrie C. Langdon(e)	3,593,630	5.9
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105(f)	3,238,952	5.3
Catherine H. Rondeau(g)	3,040,730	5.0

(a) Does not include stock owned by each stockholder's spouse, as to which the respective person disclaims beneficial ownership.

(b) Does not include common shares that are acquirable by Mr. Hammond in accordance with the Option Plan.

(c) Janet G. Hammond is the wife of Thomas J. Hammond.

(d) Does not include common shares that are acquirable by Mr. Hammond in accordance with the Option Plan. Mark T. Hammond is the son of Thomas J. Hammond.

(e) Carrie C. Langdon is the daughter of Thomas J. Hammond.

(f) Based on a Schedule 13G filed with the Securities and Exchange Commission for December 31, 2004.

(g) Catherine H. Rondeau is the daughter of Thomas J. Hammond. Does not include 300,000 shares that Ms. Rondeau donated to a not-for-profit organization of which she is the Executive Director.

The following table sets forth, as of December 31, 2004, certain information known to the Company as to the Common Stock beneficially owned by each director, and executive officer of the Company and the Bank and by all directors and executive officers of the Company and the Bank and affiliates as a group.

Name and Position	Number of Shares(a)(c)	Percent of Class	Vested Option Shares (b)	Beneficial Shares	Percent of Total
Thomas J. Hammond, Chairman of the Board	11,040,552	18.0	1,211,446	12,251,998	19.3%
Mark T. Hammond, Vice Chairman of the Board	4,707,955	7.7	818,794	5,526,749	8.7
Charles Bazzy, Director	56,539	*	—	56,539	*
Michael W. Carrie, Director	148,267	*	36,242	184,509	*
James D. Coleman, Director	14,415	*	20,625	35,040	*
Richard S. Elsea, Director	16,650	*	—	16,650	*
Kirstin A. Hammond, Director	53,855	*	16,386	70,241	*
Michael Lucci, Sr., Director	5,000	*	—	5,000	*
Frank D'Angelo, Director	—	*	—	—	*
Robert Dewitt, Director	—	*	—	—	*
Robert O. Rondeau, Jr., Director	100,532	*	30,329	130,861	*
Mary Kay Ruedisueli, Director of the Bank	69,025	*	16,225	85,250	*
John R. Kersten, Director of the Bank	14,400	*	20,625	35,025	*
Catherine H. Rondeau(e)	3,040,730	5.0	—	3,040,730	4.8
Carrie C. Langdon	3,593,630	5.9	—	3,593,630	5.7
Janet G. Hammond	4,333,106	7.1	—	4,333,106	6.8
All directors and affiliates as a group	27,194,656	44.2%	2,170,672	29,365,328	46.2%
Total shares outstanding	61,379,413			63,550,085	

* Less than 1.0%

(a) Based on information provided by the respective director, affiliate, or executive officer. The amounts shown include shares owned jointly with family members with whom the person shares voting and dispositive powers, or as custodian or trustee over which shares the person effectively exercises voting and dispositive powers. These amounts also include certain shares held in the person's Savings and Investment Plan account, as of December 31, 2004, with respect to which the person has sole dispositive power and shared voting rights with the Plan's trustees.

(b) These amounts are shares vested or acquirable within 60 days after December 31, 2004 under the Option Plan.

(c) Does not include stock owned by each stockholder's spouse, as to which the respective person disclaims beneficial ownership.

(d) Does not include stock owned by each stockholder's spouse, as to which the respective person disclaims beneficial ownership.

(e) Does not include 150,000 shares that Ms. Rondeau donated to a not-for-profit organization of which she is the Executive Director.

PROPOSAL I — ELECTION OF DIRECTORS

The Company's Board of Directors (the "Board") is currently composed of eleven members. At this Annual Meeting, the terms of five of the current members — Mark T. Hammond, Michael W. Carrie, Robert O. Rondeau, Jr., James D. Coleman, and Richard S. Elsea — will expire. The Board has nominated each of Messrs. Hammond, Carrie, Rondeau, Coleman and Elsea to serve for a new two-year term and until their respective successors are duly elected and qualified.

The Board has determined that directors Charles Bazzy, James D. Coleman, Frank D'Angelo, Robert W. DeWitt, Richard S. Elsea, and Michael Lucci, Sr are independent in accordance with applicable Securities and Exchange Commission and New York Stock Exchange rules. The Board considered all relevant facts and circumstances in concluding that such persons are independent and have no material relationship with the Company. As of and after the Annual Meeting, a majority of the Board will be independent directors.

Under Michigan law, directors are elected by a plurality of the votes cast at an election, whether in person or by proxy.

It is intended that the persons named in the proxies solicited by the Board of Directors will vote for the election of the named nominee. If the nominee is unable to serve, the shares represented by all properly executed proxies which have not been revoked will be voted for the election of such substitute as the Board of Directors may recommend or the size of the Board of Directors may be reduced to eliminate the vacancy. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

The Board of Directors recommends a vote "FOR" election as directors of all of the nominees listed below

The following table sets forth, for the nominees and each continuing director, his or her name, age as of the Record Date, the year he or she first became a director of the Company and the expiration of his or her current term. Each of the nominees has consented to serve if elected.

Name	Age as of the Record Date	Year First Elected Director of the Company	Current Term To Expire
Board Nominee for Terms to Expire in 2007			
Mark T. Hammond	39	1993	2005
Michael W. Carrie	50	1997	2005
Robert O. Rondeau, Jr.	39	2002	2005
James D. Coleman	58	1993	2005
Richard S. Elsea	75	1997	2005
Directors Continuing in Office			
Thomas J. Hammond	61	1993	2006
Kirstin A. Hammond	39	2002	2006
Charles Bazzy	75	2002	2006
Michael Lucci, Sr.	65	2004	2006
Robert W. DeWitt	65	2004	2006
Frank D'Angelo	61	2004	2006

The following sets forth the business experience of each director and nominee of the Company.

Thomas J. Hammond has served as Chairman of the Board of Directors since 1993. Mr. Hammond founded Flagstar Bank, fsb in 1987 and in the past has held the titles of President and Chief Executive Officer. Mr. Hammond is the father of Mark T. Hammond and the father-in-law of Kirstin A. Hammond and Robert O. Rondeau, Jr.

Mark T. Hammond has served as Vice Chairman of the Board of Directors since 1993. Mr. Hammond has also served as President since 1995 and Chief Executive Officer since 2002. Mr. Hammond is the son of Thomas J. Hammond, the Chairman of the Board.

Charles Bazzy has served as a director since 2002. He retired from Ford Motor Company where he served as a product development manager for 33 years.

Michael W. Carrie has served as a director since 1997. Mr. Carrie also serves as the Executive Director, Treasurer and Chief Financial Officer.

Dr. James D. Coleman has served as a director of the Company since 1993. He is a retired physician.

Richard S. Elsea has served as a director since 1997. Mr. Elsea is President and Owner of Real Estate One, Michigan's largest real estate sales organization.

Kirstin A. Hammond has served as director since 2002. She also serves as an Executive Director of the Company and the Bank. Mrs. Hammond has been employed by the Bank since 1991. Mrs. Hammond is the wife of Mark T. Hammond, the President, Chief Executive Officer, and Vice Chairman of the Board of Directors and the daughter-in-law of Thomas J. Hammond, the Chairman of the Board.

Michael Lucci, Sr. retired from his position as President and Chief Operating Officer of Bally's Total Fitness Corporation in 1996. He is a commercial real estate investor and operator of multiple franchised restaurants.

Frank D'Angelo is the owner and President of Century 21 Hartford South, Inc., a real estate sales organization.

Robert W. DeWitt serves as the President of DeWitt Building Co. Mr. DeWitt has been in the home building and remodeling business for 42 years.

Robert O. Rondeau, Jr. has served as director since 2002. He also serves as an Executive Director of the Company and the Bank. Mr. Rondeau has been employed by the Bank since 1995. Mr. Rondeau is the son-in-law of Thomas J. Hammond, the Chairman of the Board.

PROPOSAL II — INCREASE IN AUTHORIZED SHARES

We are seeking stockholder approval of an amendment to our Restated Articles of Incorporation to incre the number of shares of Common Stock authorized for issuance from 80 million shares to 150 million sha and to increase the number of our authorized shares of serial preferred stock from 10 million shares 25 million shares. The proposed amendment has been approved by the Board of Directors and is subject stockholder approval.

Background of Proposal

Under Michigan law, we may only issue shares of common stock to the extent such shares have be authorized for issuance under our Restated Articles of Incorporation. Currently, the Restated Articles Incorporation authorize the issuance of up to 80 million shares of common stock, each with a par value $0.01 per shares. As of March 28, 2005, we had 61,851,600 shares of common stock issued and outstandir leaving only 18,148,400 shares available for general corporate use. To ensure that sufficient shares common stock will be available for issuance as needed, the Board of Directors determined that it would prudent to increase the number of shares of common stock authorized for issuance from 80 million shares 150 million shares.

Our Restated Articles of Incorporation also authorize us to issue up to 10 million shares of serial preferr stock. Currently, none of these shares have been issued. The number of shares of preferred stock w established at 10 million as part of our initial public offering in 1997 and has not been changed since. contrast, our initial level of common stock has increased from 40 million shares to 80 million shares and, this proposed amendment is approved, will increase further to 150 million shares. At the same time, our as size has increased from $1.9 billion at December 31, 1997 to $13.1 billion at December 31, 2004. The Bo of Directors believes an increase in the authorized shares of serial preferred stock would allow the B sufficient flexibility to adjust our capital structure as events warrant, although no such adjustme contemplated at this time.

Accordingly, the Board of Directors approved adoption of an amendment to the Restated Artic Incorporation that, subject to stockholder approval, would increase the number of authorized sh common stock from 80 million shares to 150 million shares and the number of authorized shares o preferred stock from 10 million shares to 25 million shares.

?urpose and Effect of Amendment

The principal purpose of the proposed amendment to the Restated Articles of Incorporation is to authorize ıdditional shares of common stock and serial preferred stock that would be available to undertake ransactions authorized by the Board of Directors, such as a stock split effected in the form of a stock lividend, capital raising, acquisitions or funding an equity-based employee benefit plan.

f the amendment is approved by stockholders, the Board of Directors does not intend to solicit further stockholder approval prior to the issuance of any shares of common stock or preferred stock, except as may e required by applicable law.

An increase in the number of authorized shares will not have any immediate effect on the rights of our existing stockholders. To the extent we issue additional shares, they could dilute the percentage ownership of existing stockholders that do not purchase those shares. Also, if the price at which the shares are sold are elow certain levels, they could dilute book value per share. The holders of common stock do not have any reemptive rights to acquire any newly-issued common stock or serial preferred stock, and the Board of Directors has no plans to grant such rights with respect to any such shares.

f this proposal is approved by the stockholders, the first sentence of Article III of the Restated Articles of ncorporation would be amended to read in its entirety substantially as follows:

> "The aggregate number of shares of all classes of capital stock which the Corporation has authority to issue is 175,000,000, of which 150,000,000 are to be shares of common stock, $.01 par value per share, and of which 25,000,000 are to be shares of serial preferred stock, $.01 par value per share."

his proposal is approved at the Annual Meeting, the amendment will become effective once it is filed with Michigan Department of Labor and Economic Growth as part of a Certificate of Amendment to the ated Articles of Incorporation. We intend to file such a Certificate of Amendment promptly after the ıal Meeting if stockholders approve this proposal.

red Vote and Recommendation of the Board of Directors

oposal to amend the Restated Articles of Incorporation requires the approval of the holders of a of the shares of common stock outstanding as of the Record Date. The failure to vote, abstentions ker non-votes will have the same effect as a vote against this proposal, although abstentions and on-votes will be counted as "present" for purposes of determining a quorum.

d of Directors unanimously recommends a vote "FOR" approval of the proposed amendment to ed Articles of Incorporation to increase the number of authorized shares of Common Stock from shares to 150 million shares and to increase the number of authorized shares of serial preferred 10 million shares to 25 million shares.

PROPOSAL III — INCREASE IN THE NUMBER OF BOARD SEATS

We are seeking stockholder approval of an amendment to our Restated Articles of Incorporation to increase the maximum number of directors permitted on the Board of Directors from eleven (11) members to fifteen (15) members. The proposed amendment has been approved by the Board and is subject to stockholder approval.

Background of Proposal

Under Michigan law, the number of directors must be fixed by, or in the manner provided in, the bylaws, unless the articles of incorporation fix the number. Currently, our Restated Articles of Incorporation provide that the number of directors permitted on our Board is not less than seven (7) nor more than eleven (11). Further, our Bylaws fix the number of directors on our Board of Directors at eleven (11). There are currently eleven (11) directors on our Board of Directors, which is the maximum number permitted by our Restated Articles of Incorporation.

Purpose and Effect of Amendment

Due to the significant growth in the Company's business and the numerous corporate governance reforms enacted over the past few years, the responsibilities and time commitment of the directors have significantly increased. The principal purpose of the proposed amendment to the Restated Articles of Incorporation is to provide the Board with the flexibility to expand its size as may be required to address the changing business environment and/or satisfy future Board of Directors management or business needs. The Board would have the flexibility to add qualified individuals who could, among other things, provide skills complementary to those of other directors. Further, increasing the size of the Board would also expand the pool of candidates for committee membership and allow for an even distribution of responsibilities among the directors, thereby increasing the effectiveness of the Board's committees.

If this proposal is approved by the stockholders, the first sentence of Article X(A) of the Restated Articles of Incorporation would be amended to read in its entirety substantially as follows:

> "The number of directors of the Corporation shall be such number, not less than seven nor more than fifteen (exclusive of directors, if any, to be elected by holders of preferred stock of the Corporation, voting separately as a class), as shall be set forth from time to time in the bylaws."

If this proposal is approved at the Annual Meeting, the amendment will become effective once it is filed with the Michigan Department of Labor and Economic Growth as part of a Certificate of Amendment to the Restated Articles of Incorporation. We intend to file such a Certificate of Amendment promptly after the Annual Meeting if stockholders approve this proposal.

Required Vote and Recommendation of the Board of Directors

This proposal to amend the Restated Articles of Incorporation requires the approval of the holders of a majority of the shares of Common Stock outstanding as of the Record Date. The failure to vote, abstentions and broker non-votes will have the same effect as a vote against this proposal, although abstentions and broker non-votes will be counted as "present" for purposes of determining a quorum.

The Board of Directors unanimously recommends a vote "FOR" the approval of the proposed amendment to the Restated Articles of Incorporation to increase the maximum number of directors permitted on the Board of Directors from eleven (11) members to fifteen (15) members.

PROPOSAL IV — INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE OPTION PLAN

We are seeking stockholder approval of an amendment to our 1997 Employees and Directors Stock Option Plan (the "Option Plan") to increase the number of shares of common stock reserved for issuance under the Option Plan by 1,500,000 shares, from 12,227,250 shares to 13,727,250 shares.

Background

We adopted the Option Plan in 1997 to provide a method for compensating our key employees with equity-based performance incentives. At the time the Option Plan was adopted, we reserved 6,201,000 shares of common stock for issuance. In 1999 and 2002, stockholders approved increases of 3,075,750 shares and 3,000,000 shares of common stock, respectively, that were reserved for issuance under the Option Plan. These amounts have been adjusted to reflect the 3-for-2 stock split on July 13, 2001, the 3-for-2 stock split on May 31, 2002, and the 2-for-1 stock split on May 15, 2003. Currently, we have issued options for all of the shares currently reserved for issuance. In 2005, the Stock Option Committee that administers the Option Plan granted options for 386,323 shares of Common Stock. The grant of these options were conditioned upon stockholder approval of an increase in the number of shares of Common Stock that may be issued under the Option Plan.

Purpose and Effect

The purpose of this amendment is to increase the number of shares of common stock that we may issue under the Option Plan by 1,500,000 shares, from 12,227,250 shares to 13,727,250 shares. Of the increase, 386,323 shares will be used to fund the grant of options in 2005 that were conditioned upon receipt of stockholder approval for an increase in the number of shares authorized to be issued under the Option Plan. The remaining shares will be available to maintain flexibility in providing additional incentive to employees and directors. If this proposal receives stockholder approval, the following sentence would be inserted as the last sentence in Section 4 of the Option Plan:

> "Effective on the date of adoption of the 2005 Amendment to the Plan, an additional 1,500,000 shares shall be deliverable pursuant to Options, for a total of 13,727,250 (adjusted to reflect the 3-for-2 stock split on July 13, 2001, the 3-for-2 stock split on May 31, 2002, and the 2-for-1 stock split on May 15, 2003) issued or issuable under the Option Plan."

The Board of Directors also approved on February 22, 2005, an amendment to the Option Plan to eliminate the automatic, annual grant of an option for 1,000 shares on each May 1 to our non-employee directors. While this amendment does not require stockholder approval, approval of this proposal by stockholders at the Annual Meeting will be considered ratification by our stockholders of this amendment to the Option Plan to eliminate the annual grant to non-employee directors.

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the outstanding shares of Common Stock is required for approval of this proposal. The enclosed proxy will be so voted unless the shareholder specifies a contrary choice. A failure to vote, abstention, or broker non-vote with respect to the proposed amendment will have the effect of a vote against the proposed amendment.

The Board of Directors unanimously recommends a vote "FOR" the approval of the proposed amendment to the Option Plan to increase the number of authorized shares of common stock reserved under the Option Plan by 1,500,000 shares.

Information About the 1997 Employee and Director Option Plan

Shares Reserved for Issuance. In January 1997, the Board of Directors adopted resolutions to implement the Option Plan. Upon completion of our initial public offering, we reserved 6,150,000 shares of Common Stock to the Option Plan. In February 1999 and February 2002, stockholders voted to increase the amount of shares of common stock reserved under the Option Plan by 3,075,750 shares and 3,000,000 shares, respectively (These amounts reflect the stock splits noted above).

Administration. The Option Plan is administered by a committee of at least two non-employee members of the Board of Directors who are designated by the Board of Directors (the "Option Committee"). The Option Committee selects the employees to whom options are to be granted, the number of shares to be subject to such options, and the terms and conditions of such options to the extent permitted by the terms of the Option Plan. The Company's Compensation Committee serves as the Option Committee under the Option Plan.

Eligibility To Participate. Under the Option Plan, the Option Committee has the discretion to grant options to all employees and directors and those of our affiliates.

Grant of Options. Both incentive stock options ("ISOs") and non-incentive stock options ("non-ISOs") have been granted under the Option Plan. ISOs are options that comply with certain restrictions pursuant to Section 422 of the U.S. Internal Revenue Code of 1986 as amended (the "Code") and thereby provide favorable tax treatment to recipients, although they do not result in corporate tax deductions to us unless participants fail to comply with Section 422 of the Code. Non-ISOs are stock options that do not qualify as ISOs, either at the time of grant or upon exercise.

Exercise Price. The exercise price for ISOs may not be less than 100% of the fair market value of the shares of our common stock on the date that the ISOs are granted. If an employee being granted ISOs already owns more than 10% of the outstanding common stock at the time the exercise price for those ISOs must be at least 110% of the fair market value of the shares on the date of the grant.

Non-ISOs may be granted with any exercise price of 50% or more of the fair market value of the shares on the date of grant, although a recipient will recognize taxable income upon the receipt of a non-ISO with an exercise price that is substantially less than its fair market value. Generally, the Option Committee grants non-ISOs with an exercise price equal to 100% of the fair market value of the underlying shares on the date of grant.

Exercise Period. An option cannot be exercised more than ten years from the date it is granted (five years in the case of non-employee directors), although the Option Committee can set a shorter expiration period. An ISO granted to an employee who owns more than 10% of the outstanding common stock cannot have an exercise period greater than five years from the date it is granted, and the Option Committee can set a shorter exercise period.

Effect of Termination of Service. An otherwise unexpired option shall cease to be exercisable upon (i) an employee's termination of employment for "just cause" (as defined in the Option Plan), (ii) the date three months after an employee terminates service for a reason other than death or disability, (iii) the date one year after an employee terminates service due to disability, or (iv) the date two years after termination of such service due to the employee's death. Options granted to non-employee directors will automatically expire one year after termination of service on the Board of Directors (two years in the event of death).

Status of Option Not Exercised. If options should expire, become unexercisable or be forfeited for any reason without having been exercised or having become vested in full, the underlying shares of common stock are returned to the general pool of shares reserved for issuance under the Option Plan and then will be available for the grant of additional options.

Non-transferability. The Option Committee may impose restrictions on the transfer of shares of common stock that option holders receive when they exercise their options, such as the right of first refusal. No option is assignable or transferable except by will or the laws of descent and distribution.

Payment for Options. We do not receive any payment when it grants options under the Option Plan. Also, when the options are exercised, we will not receive any consideration other than the exercise price paid for each share issued to the option holder. The option exercise price may be paid in cash or Common Stock.

Option Agreement. The exercise of options will be subject to such terms and conditions established by the Option Committee as are set forth in a written agreement between the Option Committee and the optionee (to be entered into at the time an option is granted).

Benefits to Named Executive Officers and Others

The following table sets forth the number of options that have been granted, pending the approval of this amendment, to the individuals and groups described below as part of their performance bonus for 2004. Although we intend to continue granting options under the Option Plan as part of our compensation programs, as well as for recruiting and retention purposes, we have no plans to grant any options other than as disclosed below. In calculating the amount options to be issued, we utilized the Black-Scholes valuation method based upon the following assumptions: (i) the continuously compounded risk-free rate of return expressed on a weighted average annual basis was 3.16%; (ii) expected volatility of the underlying Common Stock was 28.33%; (iii) expected lives of the options granted were 5 years; and (iv) dividends on the underlying Common Stock increased at an annual rate of 4.89%. These assumptions are used for illustrative purposes only. No assurance can be given that actual experience will correspond to the assumptions utilized.

	Flagstar Bancorp, Inc. 1997 Employees and Directors Stock Option Plan	
Name and Position	Dollar Value	Total Number of Options
Thomas J. Hammond, Chairman	$ 832,500	125,566
Mark T. Hammond, Vice Chairman, President, and Chief Executive Officer	888,000	133,937
Michael W. Carrie, Executive Director, Chief Financial Officer and Treasurer	124,875	18,835
Kirstin A. Hammond, Executive Director	83,250	12,557
Robert O. Rondeau, Executive Director	83,250	12,557
Total of above Executive Group	2,011,875	303,452
Non-Executive Director Group	42,569	7,000
Non-Executive Officer Employee Group	549,450	82,871

PROPOSAL V — SET THE MAXIMUM NUMBER OF INCENTIVE OPTION SHARES AVAILABLE FOR ISSUANCE

We are seeking stockholder approval of an amendment to the Option Plan to set the maximum number of ISO's that may be issued under the Option Plan beginning in 2005.

Background

Under federal tax laws, an option plan may issue non-ISO options but will only be permitted to issue ISOs if the plan contains specific features and also receives stockholder approval. In 2004, the Internal Revenue Service ("IRS") adopted regulations adding an additional requirement for ISOs by requiring plans which grant ISOs to specify the aggregate number of shares that may be issued pursuant to ISOs. These regulations require stockholder approval of this new provision not later than the first regular stockholders' meeting held after February 2, 2005.

Currently, the Option Plan does not specifically provide the maximum number of incentive stock options available for issuance. Instead, it provides for a set number of shares that may be issued pursuant to options granted under the Option Plan, and it provides the Option Committee with the discretion to determine whether the options issued will be ISOs or non-ISO options. Further, there are no stock options available for issuance under the Option Plan. If the Option Plan is amended pursuant to Proposal IV to increase the number of shares of Common Stock set for issuance, then the Option Plan must be revised to remain in compliance with the IRS regulations discussed above.

Purpose and Effect

The purpose of this amendment is to comply with the IRS regulations by setting the maximum number of ISOs available for issuance under the Option Plan beginning in 2005 at 1,000,000. The Board of Directors believes that retaining the ability to issue ISOs is important to its flexibility in providing additional incentive to employees and directors. If this proposal receives stockholder approval, the existing paragraph in Section 4 of the Options Plan would be new paragraph "(a)" and the following paragraph would be inserted as new paragraph "(b)" in Section 4 of the Option Plan:

> "(b) Maximum Number of ISOs. Of the 1,500,000 Shares authorized under the 2005 Amendment, no more than 1,000,000 may be issued as ISOs."

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the outstanding shares of Common Stock is required for approval of this proposed amendment. The enclosed proxy will be so voted unless the shareholder specifies a contrary choice. A failure to vote, abstention, or broker non-vote with respect to the proposed amendment will have the effect of a vote against the proposed amendment.

The Board of Directors unanimously recommends a vote "FOR" the approval of the proposed amendment to the Option Plan to set the maximum number of shares that may be issued pursuant to the grant of ISOs at 1,000,000 shares.

PROPOSAL VI — INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE 2000 STOCK INCENTIVE PLAN

We are seeking stockholder approval of an amendment to our 2000 Stock Incentive Plan (the "Incentive Stock Plan") to increase the number of shares of common stock reserved for issuance under the Incentive Stock Plan, from 2,250,000 shares to 2,750,000 shares.

Background

We adopted the Incentive Stock Plan in 2001 to provide an additional incentive to directors, officers, and employees by facilitating their acquisition of common stock. The Incentive Stock Plan allows us to grant restricted stock, which is stock that is subject to a vesting schedule, or deferred shares, which is stock that immediately vests but is treated as deferred compensation. At the time the Incentive Stock Plan was adopted, we reserved 2,250,000 shares of common stock for issuance. This is the initial amount reserved of 500,000 shares, as adjusted to reflect the 3-for-2 stock split on July 13, 2001, the 3-for-2 stock split on May 31, 2002, and the 2-for-1 stock split on May 15, 2003. Currently, we have issued 1,658,103 shares and have the remaining 591,897 shares available for issuance.

Purpose and Effect

The purpose of this amendment is to increase the number of shares of common stock that we may issue under the Incentive Stock Plan by 500,000 shares, from 2,250,000 shares to 2,750,000 shares. The Board of Directors believes that the number of shares available for future issuance should be increased to maintain flexibility in providing additional incentives to directors, officers, and employees. If this proposal receives stockholder approval, the following sentence will be inserted after the first sentence of Section 4 of the Incentive Stock Plan:

> "Notwithstanding the foregoing, effective on the date of adoption of the 2005 amendment to the Plan, an additional 500,000 Shares shall be deliverable pursuant to the Plan, for a total of 2,750,000 Shares (adjusted to reflect the 3-for-2 stock split on July 13, 2001, the 3-for-2 stock split on May 31, 2002, and the 2-for-1 stock split on May 15, 2003)."

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the outstanding shares of common stock is required for approval of this proposed amendment. The enclosed proxy will be so voted unless the shareholder specifies a contrary choice. A failure to vote, abstention, or broker non-vote with respect to the proposed amendment will have the effect of a vote against the proposed amendment.

The Board of Directors unanimously recommends a vote "FOR" the approval of the proposed amendment to the Incentive Stock Plan to increase the number of shares of common stock reserved for issuance under the Incentive Stock Plan to 2,750,000 shares.

Information About the 2000 Stock Incentive Plan

Shares Reserved for Issuance. In June 2000, the Board of Directors adopted resolutions to implement the Incentive Stock Plan. Upon shareholder approval of the Incentive Stock Plan in May 2001, we reserved

2,250,000 shares of common stock for issuance under the Incentive Stock Plan. (This amount reflects the various stock splits noted above.)

The shares being authorized by this Proposal will be authorized but unissued shares. If any awards expire, become unexercisable or be forfeited for any reason without having resulted in the issuance of shares to participants, the shares covered by such terminated awards shall, unless the Incentive Stock Plan shall have been terminated, be available for the grant of additional awards under the Incentive Stock Plan.

The number and kind of shares reserved for issuance under the Incentive Stock Plan, and the number and kind of shares subject to outstanding awards, will be proportionately adjusted for any increase, decrease, change or exchange of shares for a different number or kind of shares or other securities of the Company which results from a merger, consolidation, recapitalization, reorganization, reclassification, stock dividend, split-up, combination of shares, or similar event in which the number or kind of shares is changed without the receipt or payment of consideration by the Company.

Administration. The Incentive Stock Plan is administered by a committee, appointed by the Board of Directors, consisting of at least two non-employee members of the Board of Directors. The Board of Directors designated the Company's Option Committee as the administrator of the Incentive Stock Plan. The Company's Compensation Committee serves as the Option Committee.

Except as limited by the express provisions of the Incentive Stock Plan or by resolutions adopted by the Board of Directors, the Option Committee has sole and complete authority and discretion (i) to select participants and grant awards, (ii) to determine the form and content of awards to be issued in the form of agreements under the Incentive Stock Plan, (iii) to interpret the Incentive Stock Plan, (iv) to prescribe, amend and rescind rules and regulations relating to the Incentive Stock Plan, and (v) to make other determinations necessary or advisable for the administration of the Incentive Stock Plan.

All decisions, determinations and interpretations of the Option Committee are final and conclusive on all persons affected thereby, unless otherwise determined by the Board of Directors. No member of the Option Committee or the Board of Directors shall be liable for any action taken, or determination made, in respect of the Incentive Stock Plan, in good faith.

The members of the Option Committee shall be indemnified by the Company in connection with any claim, action, suit or proceeding relating to any action taken or failure to act under or in connection with the Incentive Stock Plan or any award granted hereunder to the full extent provided for under the Company's governing instruments with respect to the indemnification of directors.

Eligibility To Participate; Type of Awards. Under the Incentive Stock Plan, the Option Committee has discretionary authority to make restricted share awards and deferred share awards to directors, officers, and employees, including members of the Option Committee, as the Option Committee shall designate.

Deferred Compensation; Deferred Shares. The Option Committee also has the discretion to make awards of deferred shares to the accounts of directors, officers, and employees (including members of the Option Committee). The Option Committee may also permit any participant who is a member of a select group of management or highly compensated employees, within the meaning of the Employees' Retirement Income Security Act of 1973, to elect irrevocably to forego the receipt of cash compensation and in lieu thereof to have the Company credit an equal value of deferred shares to an account payable to the participant. All deferred shares shall be 100% vested upon grant, unless an Agreement specifically provides to the contrary.

The Company or, if the Company has established a trust for this purpose the trustees, shall distribute a participant's deferred shares and deferred earnings in five substantially equal annual installments that are paid before the last day of each of the five fiscal years of the Company that end after the date on which the participant's continuous service terminates. The Option Committee may permit participants to elect an alternative payout term and commencement date. Any distribution of common stock will include earnings that accrued after the date the participant's account was initially credited with deferred shares (with cash dividends being converted into deferred shares at the end of each fiscal year).

A participant may not assign his or her claim to deferred shares and associated earnings during his or her lifetime. A participant's right to deferred shares and associated earnings all times constitute an unsecured promise of the Company to pay benefits as they come due. Neither the participant nor his or her beneficiary have any claim against or rights in any specific assets or other fund of the Company.

The Company may establish a grantor trust and contribute common stock to the trust for the purpose of paying benefits under the Incentive Stock Plan. The establishment of a grantor trust shall not affect the status of the Incentive Stock Plan as an unfunded promise to pay benefits in the future and the status of Incentive Stock Plan participants as general unsecured creditors of the Company. To the extent common stock is held in a grantor trust, it shall be voted by the trustee of such trust in a manner directed by the Board of Directors and, in the absence of direction, the shares shall be voted in the discretion of the trustee.

Restricted Share Awards. The Option Committee has the discretion to select directors, officers, and employees, including members of the Option Committee, who will receive discretionary restricted share awards. The Option Committee has the discretion to make future grants of awards to directors, officers and other key employees, and may make grants in connection with canceling stock options that are out-of-the-money. Such restricted shares are subject to all applicable terms of the Incentive Stock Plan and may be subject to any other terms that are not inconsistent with the Incentive Stock Plan. Unless an alternative vesting schedule is provided in an agreement granting an award, restricted stock will vest as follows: (i) 25% on the first anniversary of the award of restricted shares; and (ii) 25% on each successive anniversary for 3 years. Currently, the Option Committee makes awards of restricted shares that vest as follows: (a) 50% on the six-month anniversary following the date of grant, and (b) 50% on the twelve-month anniversary. Upon a participant's death, disability or retirement after age 65, or pursuant to a change in control, all outstanding awards shall become fully exercisable notwithstanding any other provisions of the Incentive Stock Plan or any agreement granting an award. Shares of common stock underlying a restricted share award are not issued to the recipient of the award until the shares become vested. Accordingly, until such vesting, the holder of the restricted share award will not have any voting, dividend or other rights arising from those shares. All awards under the Incentive Stock Plan, unless previously vested, will be terminated and void, upon the date of a participant's termination for just cause, termination of a participant's continuous service, or if the participant engages in any detrimental activity.

Effect of Dissolution and Related Transactions. Upon the earlier of a change in control or the execution of an agreement to effect a change in control, all outstanding awards become fully vested. In the event of (i) the liquidation or dissolution of the Company, (ii) a merger or consolidation in which the Company is not the surviving entity, or (iii) the sale or disposition of all or substantially all of the Company's assets (any of the foregoing to be referred to herein as a "transaction"), all deferred shares and all outstanding restricted shares shall be equitably adjusted for any change or exchange of shares for a different number or kind of shares or other securities which results from the transaction.

Duration of Incentive Stock Plan and Awards. The Incentive Stock Plan has a ten-year term that began in 2001 but may be terminated at any time the Option Committee. No award may be granted under the Incentive Stock Plan once its term expires or is terminated. The term of each award granted under the Incentive Stock Plan shall be established by the Option Committee, but shall not exceed ten years. The expiration of the Incentive Stock Plan, or its termination by the Option Committee, will not affect any award then outstanding.

Modification of Awards. At any time, and from time to time, the Board of Directors may authorize the Option Committee to direct execution of an instrument providing for the modification of any outstanding award, provided no such modification shall confer on the holder of said award any right or benefit which could not be conferred on him by the grant of a new award at such time, or impair the award without his or her consent.

Amendment and Termination of the Incentive Stock Plan. The Board of Directors may from time to time amend the terms of the Incentive Stock Plan and, with respect to any shares at the time not subject to outstanding awards, suspend or terminate the Incentive Stock Plan. No amendment, suspension or termination of the Incentive Stock Plan will, without the consent of any affected holders of an award, alter or impair any rights or obligations under any award theretofore granted.

Financial Effects of Awards. The Company will receive no monetary consideration for the granting of awards under the Incentive Stock Plan. It will receive no monetary consideration upon the distribution of common stock satisfying deferred shares or restricted share awards. The granting of deferred shares or restricted shares will require charges to the Company's income in an amount equal to the fair market value, on the date of award, of the shares of common stock credited pursuant to the deferred share award or the restricted share award, with this amount being amortized over the expected vesting period for the award.

PROPOSAL VII — RATIFICATION OF THE INCENTIVE COMPENSATION PLAN

We are seeking stockholder ratification of our Incentive Compensation Plan (the "Incentive Compensation Plan") to maintain its continued compliance with Section 162(m) of the Internal Revenue Code.

Background

The Company established the Incentive Compensation Plan in 1997 to attract and retain the best available personnel for positions of substantial responsibility within the Company and to provide additional incentives to employees of the Company in the event the Company achieves certain financial performance goals indicative of its profitability and stability. The Incentive Compensation Plan is unfunded and benefits are payable only in the form of cash from the Company's general assets.

Purpose and Effect

The purpose of the ratification of our Incentive Compensation Plan (the "Incentive Compensation Plan") is to maintain its compliance with Section 162(m) of the Code. Stockholder approval will allow performance based bonuses paid under the plan to continue to qualify for an exemption from the deduction limitations imposed by Section 162(m). Section 162(m) generally prohibits a publicly traded company from deducting certain executive compensation in excess of $1,000,000 per year unless, among other things, the compensation is paid under a stockholder-approved plan containing objective performance criteria. Section 162(m) and related regulations also require that stockholders re-approve the material terms of the performance criteria every five years in order to continue to qualify for the exemption if the Compensation Committee has the authority to change performance standards. The Company will not be able to take the excess deduction without stockholder approval.

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the outstanding shares of Common Stock is required for ratification. The enclosed proxy will be so voted unless the shareholder specifies a contrary choice. A failure to vote, abstention, or broker non-vote with respect to the ratification will have the effect of a vote against the ratification.

The Board of Directors recommends a vote "FOR" the ratification of the Incentive Compensation Plan for purposes of maintaining its eligibility under Section 162(m).

Information About the Incentive Compensation Plan

Administration. The Incentive Compensation Plan is administered by the Compensation Committee. Among other things, the Compensation Committee is responsible for (i) interpreting, applying, and administering the Incentive Compensation Plan and resolving all questions thereunder, (ii) establishing rules and procedures under the Incentive Compensation Plan, (iii) retaining agents to assist with the Incentive Compensation Plan, (iv) preparing and filing required documents in connection with the Incentive Compensation Plan, (v) complying with all legal requirements regarding the Incentive Compensation Plan, and (vi) performing all functions assigned under the Incentive Compensation Plan.

Eligibility to Participate. The Compensation Committee decides, from year to year, which employees of the Company are eligible to participate in the Incentive Compensation Plan. The Compensation Committee makes such determination on the last day of the plan year. Directors who are not employees may not participate in the Incentive Compensation Plan.

Bonuses. The Compensation Committee determines the bonuses payable to eligible employees in accordance with an adoption agreement. If necessary, the Compensation Committee may proportionately reduce the bonuses paid pursuant to the Incentive Compensation Plan to ensure that the Flagstar Bank's, the wholly-owned subsidiary of the Company, status as a well capitalized institution is not jeopardized. Bonuses payable under the Incentive Compensation Plan are subject to revocation, prior to receipt, upon discharge for cause or where cause is found after termination of service.

Calculation of Bonuses. Each employee who is eligible to receive a bonus at the end of a plan year will receive a bonus equal to a specified percentage of his or her base salary adjusted by a mathematical formula which reflects aspects of the Company's results for that year. However, the Compensation Committee may, in its discretion, by resolution adopted before the first day of any plan year, change said percentage.

For 2005, the Incentive Compensation Plan provides for bonuses to be tied to the following performance criteria: Return on Average Equity, Net Interest Margin, Efficiency Ratio, Asset Growth, Gain on Sale Margins, and Deposit Growth, and Mortgage Origination Volume.

Source of Bonuses. While the Company pays bonuses out of its general assets, it is not required to segregate any assets for the payment of bonuses. Employees entitled to payment under the terms of the Incentive Compensation Plan do not have any claim, right, security interest or other interest in any fund, trust, account, insurance contract or asset of the Company. The right to payment under the Incentive Compensation Plan is limited to that of a recipient of an unfunded, unsecured promise to pay amounts in the future and the employee's or other person's position with respect to such amounts shall be that of a general unsecured creditor.

Amendment and Termination. The Company has the right to terminate or amend the Incentive Compensation Plan at any time, in any manner, and for any reason. No termination or amendment may adversely affect an employee's or beneficiary's rights with respect to any benefits accrued as of the date thereof.

MEETINGS AND COMMITTEES AND COMPENSATION OF THE BOARD OF DIRECTORS

The Board of Directors generally meets on a monthly basis, or as needed. During the year ended December 31, 2004, the Company's Board of Directors met 12 times. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board during 2004, and (ii) the total number of meetings held by all committees of the Board on which that director served.

The Company does not have a policy regarding director attendance at the annual meeting of stockholders, but the Company encourages directors to attend every annual meeting. Seven out of eleven of the Company's directors attended the annual meeting of stockholders held on May 5, 2004.

Nominating/Corporate Governance Committee

During 2004, the Company's Nominating/Corporate Governance Committee consisted of directors Michael Lucci, Sr., James D. Coleman, and Charles Bazzy. The Nominating/Corporate Governance Committee met two times in 2004. A copy of the Nominating/Corporate Governance Committee Charter is available on the Company's website, www.flagstar.com, or in print upon written request to Matthew I. Roslin, 5151 Corporate Drive, Troy, Michigan 48098.

While the Nominating/Corporate Governance Committee will consider nominees recommended by stockholders, it has not actively solicited recommendations from the Company's stockholders for nominees. Stockholders who wish to nominate candidates for election to the Board at the Annual Meeting must follow the procedures outlined in "Stockholder Proposals" on page 31. The Nominating/Corporate Governance Committee will consider all directors candidates properly submitted by Company stockholders in accordance with the Company's Restated Articles of Incorporation, Bylaws and Corporate Governance Guidelines.

Among other things, the Nominating/Corporate Governance Committee is responsible for reviewing with the Board annually the requisite skills and characteristics required of Board members, selecting, evaluating and recommending nominees for election by the Company's stockholders and reviewing and assessing the adequacy of the Company's policies and practices on corporate governance, including the Corporate Governance Guidelines which may be found on our website at www.flagstar.com. Also, the Corporate Governance Guidelines are available in print upon written request to Matthew I. Roslin, 5151 Corporate Drive, Troy, Michigan 48098.

In considering director nominees, the Nominating/Corporate Governance Committee has not used third party search firms to assist in this purpose. The general criteria for nomination to the Board set forth the traits, abilities and experience that, at a minimum, the Board looks for in determining candidates for election to the Board.

- Directors should possess personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company's stockholders and other constituencies.
- Directors should have reputations, both personal and professional, consistent with the image and reputation of the Company.
- Each director should have relevant experience and expertise and be able to add value and offer advice and guidance to the Chief Executive Officer based on that experience and expertise.
- Other important factors to be considered in seeking directors include current knowledge and contacts in the Company's industry and other industries relevant to the Company's business, ability to work with others as an effective group and ability to commit adequate time as a director.
- A substantial majority of directors on the Board should be "independent," not only as that term may be legally defined, but also without the appearance of any conflict in serving as a director. In addition, directors should be independent of any particular constituency and be able to represent the interests of the Company's shareholders and other constituencies.
- Each director should have the ability to exercise sound business judgment.
- Directors should be selected so that the Board of Directors is a diverse body reflecting gender, ethnic background, professional experience, current responsibilities and community involvement.

The Nominating/Corporate Governance Committee recommends to the Board the slate of directors to be nominated for election at the annual meeting of stockholders. The Board is responsible for making interim appointments of directors in accordance with the Company's Restated Articles of Incorporation and Bylaws.

Compensation Committee

During 2004, the Company's Compensation Committee consisted of directors James D. Coleman and Frank D'Angelo. The Compensation Committee met six times in 2004. The Compensation Committee meets periodically to establish policies that govern executive compensation and to recommend to the Board components and structure of the compensation plans for executive officers of the Company. A copy of the Compensation Committee's charter may be found on our website at www.flagstar.com. Also, the Compensation Committee's charter is available in print upon written request to Matthew I. Roslin, 5151 Corporate Drive, Troy, Michigan 48098.

Audit Committee

During 2004, the Company's Audit Committee consisted of directors Charles Bazzy, Richard S. Elsea, and Robert DeWitt. The Audit Committee met eight times in 2004. The Board has determined that Charles Bazzy qualifies as a Company "audit committee financial expert," as defined by the rules and regulations of the SEC. Further, the Board certifies that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined pursuant to the rules of the NYSE.

The Audit Committee is responsible for reviewing the Company's audit programs and the activity of the Company's wholly-owned subsidiary, Flagstar Bank, fsb. The committee oversaw the quarterly regulatory reporting process, oversaw the internal compliance audits as necessary, received and reviewed the results of each external audit, reviewed management's responses to auditors' recommendations, and reviewed management's reports on cases of financial misconduct by employees, officers or directors. The amended and restated charter for the Audit Committee may be found on our website at www.flagstar.com, Also, the amended and restated charter for the Audit Committee is available in print upon written request to Matthew I. Roslin, 5151 Corporate Drive, Troy, Michigan 48098.

The Audit Committee has adopted the Flagstar Bancorp, Inc. Audit Committee Pre-Approval Policy (the "Pre-Approval Policy"), which requires the committee to pre-approve the audit and non-audit services performed by the independent auditor and confirm that such services do not impair the auditor's independence. Among other things, the Pre-Approval policy provides that unless a service to be provided by the independent auditor has received general pre-approval, it requires specific pre-approval by the Audit Committee. Further, the Pre-Approval policy provides that any services exceeding pre-approval cost levels will require specific pre-approval by the Audit Committee. In 2004, all of the Audit Fees and All Other Fees were approved by the Audit Committee.

Executive Sessions of Non-Management Directors

All Company non-management directors meet in executive session at least four times per year. The Board will annually designate the lead non-management director, or Lead Director, to chair the executive sessions. In 2004 and 2005, Charles Bazzy has been designated the Lead Director.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors has a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to actions the employees, officers and directors of the Company. Among other things, the Code of Conduct requires compliance with laws and regulations, avoidance of conflicts of interest and insider trading, reporting of illegal or unethical behavior. Further, the Code of Conduct provides for special ethics obligations for employees with financial reporting obligations. A copy of the Code of Conduct may be found on our website at www.flagstar.com Also, the Code of Conduct is available in print upon written request to Matthew I. Roslin, 5151 Corporate Drive, Troy, Michigan 48098.

Director Compensation

Non-Employee directors received a monthly fee of $1,600 for attendance at each board meeting.

All directors are eligible to participate in the Option Plan and the Stock Incentive Plan.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board of Directors with fulfilling its oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of the Company. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

1. Reviewed and discussed the audited financial statements with management;
2. Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61; and

3. Reviewed the written disclosures and the letter from the independent auditors required by the Independence Standards Board's "Standard number 1", and discussed with the independent auditors any relationships that may impact the auditor's objectivity and independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Members of the Audit Committee:

/s/ CHARLES BAZZY
Charles Bazzy
Director
Flagstar Bancorp, Inc.

/s/ ROBERT W. DEWITT
Robert W. De Witt
Director
Flagstar Bancorp, Inc.

/s/ RICHARD S. ELSEA
Richard S. Elsea
Director
Flagstar Bancorp, Inc.

EXECUTIVE COMPENSATION AND OTHER BENEFITS

The following tables set forth information with respect to the compensation paid or accrued by the Company during the last three years ended December 31, 2004, to or on behalf of each executive officer, in all capacities in which they served:

SUMMARY COMPENSATION TABLE

Name and Principal Position(s)	Year	Salary (1)(2)	Incentive Compensation	Value of Stock Options Issued(3)	Value of Stock Grants Issued(4)
Thomas J. Hammond	2004	$750,000	$1,332,000	$832,500(5)	$1,165,500
Chairman of the Board	2003	405,308	2,000,000	749,835	665,480
	2002	364,000	1,329,605	475,992	475,992
Mark T. Hammond	2004	756,756	1,776,000	888,000(5)	888,000
Vice Chairman and Chief	2003	720,720	2,500,000	870,861	799,590
Executive Officer	2002	628,781	1,385,651	870,861	544,004
and President					
Michael W. Carrie	2004	383,029	249,750	124,875(5)	124,875
Executive Director,	2003	336,185	355,000	163,932	94,960
Chief Financial Officer,	2002	271,076	181,333	163,932	67,993
and Treasurer					
Kirstin A. Hammond	2004	333,801	166,500	83,250(5)	83,250
Executive Director	2003	292,995	250,000	109,260	52,740
	2002	229,892	136,000	109,260	45,342
Robert O. Rondeau, Jr.	2004	308,296	166,500	83,250(5)	83,250
Executive Director	2003	273,316	250,000	109,260	52,740
	2002	216,807	136,000	109,260	45,342

(1) Does not include 401k matching contributions, car allowance, car usage, country club dues, and miscellaneous other. The amount of such benefits in 2004, 2003 and 2002 received by the named executive officers did not exceed the lesser of $50,000 or 10% of the respective executive's annual salary and bonus.

(2) In 2003, the Company discontinued its split dollar life insurance benefit for its executives. In dissolving the program, the individual executive was issued the policy and the Company's basis in the policy was included in the distribution. The Company distributed to Thomas J Hammond, Mark T. Hammond, Michael W. Carrie, Kirstin A. Hammond, and Robert O. Rondeau, Jr., totaled $1,114,791, $477,272, $509,670, $171,532, and $137,224, respectively.

(3) The stock options issued to each executive were delivered as part of the Incentive Compensation Plan. The options have a staggered four-year vesting with 25% of the options vesting each year.

(4) The stock grants issued in 2004 were delivered with a one-year vesting. Fifty percent of the grants vest after six months.

(5) The stock options granted in 2004 were issued subject to the stockholder approval of Proposal IV.

STOCK OPTIONS

The following table contains information concerning the grant of stock options under the Company's Option Plan to the persons named in the Summary Compensation Table set forth above.

	Year	Number of Options Granted(a)	% of Total Options Granted in Year Granted	Exercise Price ($ per share)	Grant Date Present Value(b)
Thomas J. Hammond	2004(c)	125,566	32.5%	$20.73	$1,165,500
	2003	—	—	—	—
	2002	249,946	12.2	12.27	749,823
Mark T. Hammond	2004(c)	133,937	34.7	20.73	888,000
	2003	145,144	55.1	22.68	870,864
	2002	290,288	14.1	12.27	870,864
Michael W. Carrie	2004(c)	18,835	4.9	20.73	124,875
	2003	27,322	10.4	22.68	163,932
	2002	54,644	2.7	12.27	163,932
Kirstin A. Hammond	2004(c)	12,557	3.3	20.73	83,250
	2003	18,120	6.9	22.68	109,260
	2002	36,420	1.8	12.27	109,260
	2002	40,000	2.0	11.80	182,600
Robert O. Rondeau, Jr.	2004(c)	12,557	3.3	20.73	83,250
	2003	18,120	6.9	22.68	109,260
	2002	36,420	1.8	12.27	109,260
	2002	40,000	2.0	11.80	182,600

(a) Options granted under the Option Plan are both incentive and non-incentive stock options (as defined by applicable provisions of the Internal Revenue Code of 1986, as amended) with an exercise price equal to the fair market value at the time of issuance. All options issued under the Plan vest over a period of years from the grant date.

(b) Represents the present value of the option at the date of grant as determined using the Black-Scholes option pricing model. In calculating the present value of the options granted, the following assumptions were utilized: (i) the continuously compounded risk-free rate of return expressed on a weighted average annual basis was 3.2%, 4.1%, and 6.2%, (ii) expected volatility of the underlying Common Stock was 28.3%, 44.3%, and 50.0%; (iii) expected lives of the options granted were 5 years; and (iv) dividends on the underlying Common Stock increased at an annual rate of 4.9%. These assumptions are used for illustrative purposes only. No assurance can be given that actual experience will correspond to the assumptions utilized.

(c) The stock options granted in 2004 were issued subject to the stockholder approval of Proposal IV.

Year-end stock option values

The following table sets forth information concerning the amount of stock options held by the named executive officers at December 31, 2004 and their value at that date.

Name	Unexercised Options (Vested/Not Vested)	Value of Unexercised Options(1) (Vested/Not Vested)
Thomas J. Hammond	1,211,446/99,000	$19,173,352/$1,741,410
Mark T. Hammond	818,794/831,864	13,418,231/9,230,202
Michael W. Carrie	36,242/108,606	384,993/960,443
Kirstin A. Hammond	16,386/76,776	172,690/694,696
Robert O. Rondeau, Jr.	30,329/76,776	361,468/694,696

(1) Represents the difference between the fair value of the options underlying the Common Stock at year-end and the exercise price of the options.

Employment Agreements

In 1997, the Company entered into separate employment agreements pursuant to which Thomas J. Hammond serves as Chairman, Mark T. Hammond serves as President and Chief Executive Officer, and Michael W. Carrie serves as Executive Director and Chief Financial Officer. In 2001, the Company entered into employment agreements pursuant to which Robert O. Rondeau, Jr. and Kirstin A. Hammond serve as Executive Director. In such capacities, the above mentioned senior executives are responsible for overseeing all operations of the Company and for implementing the policies adopted by the Board of Directors of the Company. All such employment agreements are referred to herein collectively as the "Employment Agreements" and all persons who have entered into such Employment Agreements are referred to herein as the "Employees."

The Board of Directors of the Company each believe that the Employment Agreements assure fair treatment of the Employees in relation to their career, providing them with a limited form of financial security while committing such persons to future employment for the term of their respective agreements. In the event that any Employee prevails over the Company in a legal dispute as to an Employment Agreement, he or she will be reimbursed for his or her legal and other expenses.

The terms of the agreements are three years. The agreements provide for an annual base salary. On each anniversary date from the date of commencement of the Employment Agreements, the term of the Employee's employment under the Employment Agreements will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Employee has met the required performance standards and that such Employment Agreements should be extended. The Employment Agreements provide the Employee with a salary review by the Board of Directors not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation, and sick leave.

The Employment Agreements terminate upon the Employee's death or disability, and are terminable by the Company for "just cause" as defined in the Employment Agreements. In the event of termination for just cause, no severance benefits are available. If the Company terminates the Employee without just cause, the

Employment Agreements (cont'd)

Employee will be entitled to a continuation of his or her salary and benefits from the date of termination through the remaining term of such Employee's Employment Agreement, plus an additional 12-month period, and, at the Employee's election, either cash in an amount equal to the cost to the Employee of obtaining health, life, disability, and other benefits which the Employee would have been eligible to participate in through the Employment Agreement's expiration date or continued participation in such benefit plans through the agreement's expiration date, provided the Employee continued to qualify for participation therein. If the Employment Agreements are terminated due to the Employee's "disability" (as defined in the Employment Agreements), the Employee will be entitled to a continuation of his or her salary and benefits for up to 180 days following such termination. In the event of the Employee's death during the term of the Employment Agreement, his or her estate will be entitled to receive his or her salary through the last day of the calendar month in which the Employee's death occurred. The Employee is able to terminate voluntarily his or her Employment Agreement by providing 90 days' written notice to the Board of Directors, in which case the Employee is entitled to receive only his or her compensation, vested rights and benefits up to the date of termination.

The Employment Agreements contain provisions stating that in the event of the Employee's involuntary termination of employment in connection with, or within one year after, any change in control of the Company, other than for "just cause," the Employee will be paid within 10 days of such termination an amount equal to the difference between (i) 2.99 times his or her "base amount," as defined in Section 280G(b)(3) of the Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Code, that the Employee receives on account of the change in control. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 50% of the Company's voting stock, the control of the election of a majority of the Company's directors, or the exercise of a controlling influence over the management or policies of the Company. In addition, under the Employment Agreements, a change in control occurs when, during any consecutive two-year period, directors of the Company at the beginning of such period cease to constitute at least a majority of the Board of Directors of the Company. The amount determined using the foregoing formula would also be paid (a) in the event of an Employee's involuntary termination of employment within 30 days following a change in control, or (b) in the event of the Employee's voluntary termination of employment within one year following a change in control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in control, which have not been consented to in writing by the Employee, including (i) the requirement that the Employee perform his or her principal executive functions more than 50 miles from his or her primary office, (ii) a reduction in the Employee's base compensation as then in effect, (iii) the failure of the Company to continue to provide the Employee with contractual compensation and benefits, including material vacation, fringe benefits, stock option and retirement plans, (iv) the assignment to the Employee of duties and responsibilities which are other than those normally associated with his or her position with the Company, (v) a material reduction in the Employee's authority and responsibility, and (vi) in the case of an employee who is also a director, the failure to re-elect the Employee to the Company's Board of Directors. The aggregate payments that would be made to Messrs. Thomas J. Hammond, Mark T. Hammond, Carrie, and Rondeau and Mrs. Hammond, assuming termination of employment, other than for just cause, within one year of the change in control at January 1, 2005, would be approximately as follows: Mr. Thomas J. Hammond — $14.8 million; Mr. Mark T. Hammond — $15.8 million; Mr. Carrie — $3.4 million; Mrs. Kirstin Hammond — $1.9 million; Mr. Robert O. Rondeau, Jr. — $1.8 million.

Employee Stock Acquisition Plan

The Company has implemented the Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition Plan ("Purchase Plan"), the purpose of which is to encourage broad-based ownership by employees of the Company and, as a result, to provide an incentive for employees at all levels to contribute to the profitability and success of the Company. The Purchase Plan enables the Company to offer a convenient means for the employees who might not otherwise own Common Stock to purchase and hold the Common Stock, and through the partial refund feature of the Purchase Plan, to provide a meaningful inducement to participate.

The Purchase Plan is administered by the Board of Directors. All employees of the Company, its subsidiaries or affiliates who work 20 hours per week or more with at least 12 months of continuous employment and all directors are eligible to participate.

Under the Purchase Plan, eligible participants are to purchase from any third party and on the open market shares of the Common Stock and, upon providing evidence of the purchase to the Company, the employees would receive a payment from the Company equal to 15% of the full price of the shares. Reimbursement for total purchases in any one year is limited to 7% of the employee's gross income from the Company in the prior calendar year. Costs related to the sale of such shares are borne by the individuals. Participants must sign a statement acknowledging that they are aware of the condition of the Purchase Plan that the shares purchased may not be sold for a period of one year.

Participants are entitled, with respect to Common Stock acquired under the Purchase Plan, to the same rights and distributions as are other holders of the Common Stock. The Purchase Plan was not designed to comply with the requirements of Section 423 of the Code with respect to "employee stock purchase plans." As a result, participants in the Purchase Plan are taxed for federal income tax purposes in the year the refund is received by them. Costs incurred by the Company pursuant to the Purchase Plan are deductible as an expense by the Company. During 2004, the Company paid out $89,000 pursuant to this plan.

Incentive Compensation Plan

The Company has also implemented the Flagstar Bancorp, Inc. Incentive Compensation Plan (the "Incentive Compensation Plan") which is unfunded and as to which benefits are payable only in the form of cash from the Company's general assets. The purposes of the Incentive Compensation Plan is to attract and retain the best available personnel for positions of substantial responsibility with the Company and to provide additional incentives to employees of the Company in the event the Company achieves certain financial performance goals indicative of its profitability and stability.

The Incentive Compensation Plan is administered by the Company's Compensation Committee. The Compensation Committee decides, from year to year, which employees of the Company are eligible to participate in the Incentive Compensation Plan and the size of the bonus pool. Directors who are not employees may not participate in the Incentive Compensation Plan.

Each employee who is eligible to receive a bonus at the end of a plan year will receive a bonus equal to a predetermined amount adjusted by a mathematical formula that reflects aspects of the Company's results for that year. The aggregate amount of bonuses payable for any plan year will be proportionately reduced to the extent that the payment would cause the Bank to cease to be a "well-capitalized" institution. For 2004, the Incentive Compensation Plan provided for bonuses to be tied to return on equity, deposit growth, asset growth, net interest margin, and the volume of loan originations. In 2005, the Incentive Compensation Plan

Incentive Compensation Plan (cont'd)

will utilize the results from return on average equity, net interest margin, loan production, deposit growth, non-performing assets, gain on loan sale spread, and efficiency ratio to calculate the incentive payments.

Deferred Compensation Plan

The Company maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 60% of their annual compensation up to a maximum of $13,000 annually. The Company currently provides a matching contribution up to 3% of an employee's annual compensation up to a maximum of $6,150. Participants that meet certain criteria are able to catch-up their contributions up to a maximum of $16,000 annually. The Company's contributions vest at a rate such that an employee is fully vested after five years of service. The Company's contributions to the plan for the years ended December 31, 2004, 2003, and 2002 were approximately $3.2 million, $3.5 million, and $3.1 million, respectively. The Company may also make discretionary contributions to the plan; however, none has been made.

In 2003 and 2002, the Company offered a deferred compensation plan to employees. The deferred compensation plan allowed employees to defer up to 80% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of the Company. The Company has invested $9.3 million in Company Owned Life Insurance ("COLI") in order to offset its liability in its deferred compensation program. At December 31, 2004, the Company had a deferred liability to the participants of the compensation plan totaling $9.4 million. The Company did not accept any contributions to the plan in 2004 and plans to terminate this plan in the first quarter of 2005.

Whole Life Insurance Policy

The Company has paid the premiums of variable whole life insurance policies that were available to all officers of the Company. The beneficiary of each such policy was the estate of the officer, except that the Company was the beneficiary to the extent of all premiums paid by the Company for such policy.

In 2003, the Company ceased to offer this benefit to its officer employee group. The Company collapsed its portion of the equity-vested position in the policies by giving the policies to the insured employee. The distribution was treated as a taxable event for each officer employee.

REPORT OF THE COMPENSATION COMMITTEE

Overview and Philosophy

The Company's executive officers are also executive officers of the Bank and are compensated by the Bank not the Company. However, the responsibility for setting policies that govern executive compensation, and for recommending the components and structure of the compensation plans for executive officers of the Company rests with the Company's Compensation Committee (the "Committee"). During 2004, the Committee was comprised of Directors James D. Coleman and Frank D'Angelo.

Under the direction of the Committee, the Company has developed and implemented compensation policies and plans that embody a pay-for-performance philosophy. The policies and plans encourage achievement of objectives as formulated by the Company's Board of Directors and its committees and reward exceptional performance as determined by the Committee. In the opinion of the Committee, this approach strengthens the Company's long-term performance by making the goals and objectives of executive management congruent with those of the Company and its stockholders. The Committee also believes that competitive executive compensation and the structure of the Company's compensation plans are essential to the Company's desire to attract and retain qualified management. For 2004, the Committee considered and determined the compensation for each of the executive officers stated above. In 2002, 2003, and 2004, the Committee utilized the services of Clark Consulting as a consultant in determining appropriate compensation levels for the executive officers.

Executive Compensation Programs

Within this overall purpose, the Committee has determined that the Company's executive compensation program should have the following primary components: base salary; cash bonuses under the stockholder-approved incentive compensation plan; long-term incentive compensation in the form of stock option awards under the stockholder-approved Option Plan and restricted stock awards under the stockholder-approved Stock Incentive Plan and other competitive benefits. Base and incentive compensation for executive officers depends primarily on regional and national surveys of compensation paid to executive officers of other savings and loan holding companies, commercial banks and mortgage lending institutions similar in size, market capitalization, scope of operations and other characteristics, as well as the Company's operating results.

Base Compensation. The Committee has determined that the base compensation for the Company's executive officers should be based primarily on the salaries paid to executives having comparable responsibilities at other similar institutions. A primary, but not the sole, source of information upon which the base compensation of executive officers is based are available surveys of compensation paid to executives performing similar functions at other financial institutions and/or mortgage banking companies. In setting base salaries, the Committee also considers other qualitative factors such as the overall performance of the Company and the personal performance and effectiveness of each officer.

Incentive Compensation. The Company has adopted the Incentive Compensation Plan, which relies on the specific performance of the Company each year compared with certain benchmark performance levels. For 2005, the performance goals will entail certain achievements required in the areas of returns on equity, the interest margin, deposit growth, and loan origination volume, asset growth, and our efficiency ratio. Incentive compensation under the Incentive Compensation Plan is issued in the form of cash, the amount of which is generally based upon a mathematical formula.

Long-Term Incentive Compensation. The Compensation Committee believes that the grant of stock options encourages the Company's executives to focus on managing the Company from the perspective of an equity owner. The Company has therefore adopted two plans that enable employees and officers to develop an equity interest in Flagstar, the most significant of which for senior officers are the Option Plan and the Stock Incentive Plan.

Stock options have been granted under the Option Plan to senior and mid-level executives, the amounts and terms of which were determined by the Option Committee. The number of options granted was based on criteria that included consideration for the officer's responsibility, performance and salary level. The value of these options, which become exercisable after a prescribed vesting period are issued for a ten year term including the vesting period.

In addition, in June 2000, the Company's Board of Directors adopted the Stock Incentive Plan. This plan allows the distribution of stock as compensation to the employee or director. The distributed stock is issued after an initial vesting period and the employee is taxed on the distribution at the then fair market value.

Other Benefits. In addition to the foregoing, the Company provides medical, dental and life insurance and defined contribution pension plan qualifying under Sections 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended to senior executives that are generally available to all Company employees, and other perquisites that are comparable to standards within the financial institutions industry.

Compensation of the Chief Executive Officer

As Chief Executive Officer, Mark T. Hammond's base salary is reviewed annually by the Committee, in consultation with Clark Consulting, and in accordance with the procedures and policies described above. Since the Company's executive compensation plans discussed previously are for the most part linked to the Company's performance compared with the peer group and subject to formula calculation, his participation in these plans is determined in the same general manner as are the other executive officers.

The Committee believes that Mr. Hammond's total compensation for 2004 appropriately reflected his contribution to the Company's financial results.

COMPENSATION COMMITTEE

/s/ James D. Coleman,

James D. Coleman,
Chairman
Director
Flagstar Bancorp, Inc.

/s/ Frank D'Angelo

Frank D'Angelo
Member
Director
Flagstar Bancorp, Inc.

Option and Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company reviews the compensation of the executive officers and, in 2004, was comprised of James D. Coleman and Frank D'Angelo.

No member of the Option and Compensation Committee engaged in transactions with the Company or any subsidiary involving more than $60,000 during the year ended December 31, 2004, or otherwise rendered services to the Company through a law firm or investment banking firm.

No executive officer of the Company, at any time during 2004, also served on a compensation committee or otherwise as a director of another company whose executive officer served on the Company's Compensation Committee or as a director of the Company.

Cumulative Stock Performance Graph

The graph and table that follow show the cumulative return on the Common Stock since December 31, 1999. This return is compared in the table and graph with the cumulative return over the same period with the following four indices: (1) the Nasdaq Financial 100 Index (2) the Nasdaq Bank Index, (3) the S&P Small Cap 600 Index, and (4) the Russell 2000 Index. The graph and table were prepared assuming that $100 was invested on December 31, 1999 in the Common Stock and in each of the indices. Cumulative total return on the Common Stock or the four indices equals the total increase in value since December 31, 1999. No reinvestment of dividends has been assumed due to immaterial amounts paid. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the Common Stock or any particular index.

CUMULATIVE TOTAL STOCKHOLDER RETURN
COMPARED WITH PERFORMANCE OF SELECTED INDICES
DECEMBER 31, 1998 THROUGH DECEMBER 31, 2004



FBC
Nasdaq Financial 100
Nasdaq Bank
S&P Small Cap 600 Index
Russell 2000
DOLLARS
700
600
500
400
300
200
100
0
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

	Dec-99	Jun-2000	Dec-2000	Jun-2001	Dec-2001	Jun-2002	Dec-2002	Jun-2003	Dec-2003	Jun-2004	Dec-2004
Nasdaq Financial	100	75	72	77	71	63	57	75	98	76	85
Nasdaq Bank	100	89	115	125	126	142	132	145	171	172	190
S&P Small Cap	100	107	111	117	117	117	99	112	136	139	164
Russell 2000	100	102	96	102	97	92	76	89	110	117	129
FBC	100	47	145	121	175	302	282	638	559	519	590

Certain Transactions

The Company and its subsidiaries have had, and expect to have in the future, transactions in the ordinary course of business with directors and executive officers and members of their immediate families, as well as with principal stockholders. The following business transactions were conducted in the ordinary course of business on substantially the same terms as those prevailing for comparable transactions with non-affiliated persons. It is the belief of management that such loans or transactions neither involved more than the normal risk of collection nor presented other unfavorable features.

- Mr. Michael Lucci, Sr. is a member of the board of directors.

  Mr. Lucci's daughter-in-law, Rebecca Lucci, is a Senior Vice President in the Human Resources department of the Company.

- Mr. Richard Elsea is a member of the Company's Board of Directors and the Company's Audit Committee. Mr. Elsea is the owner of John Adams Mortgage Company, a mortgage origination firm that sells mortgage loans to the Company.

  John Adams Mortgage sold $2.9 million in mortgage loans to the Company during 2004.

- Mr. John Kersten served as a member of the Bank's Board of Directors during 2004. Mr. Kersten is the owner of Cambridge Mortgage Company, a correspondent of the Company.

  Cambridge Mortgage sold $162.2 million in mortgage loans to the Company during 2004.

  Cambridge Mortgage is also a customer that utilizes the Company's warehouse lending program offered through the Company's commercial loan division. Cambridge Mortgage has an approved line of credit of $20.5 million at December 31, 2004. The average amount outstanding during 2004 was $5.2 million, with a high balance of $10.8 million and a balance at December 31, 2004, of $6.4 million. During 2004, Cambridge utilized this line 1,324 times. Mr. Kersten has personally guaranteed this line of credit.

  Mr. Kersten and Town and Country Real Estate Company are also joint guarantors on a $600,000 commercial line of credit that had an outstanding balance through November 11, 2004 of $599,730. The loan was paid in full at December 31, 2004.

- Mr. Robert O. Rondeau, Jr. is an Executive Director of the Company. During 2004, the Company engaged in certain transaction with Select Financial, a Rhode Island mortgage company owned by Robert and Marie Rondeau, the parents of Mr. Rondeau.

  Select Financial is a correspondent of the Company and sold $74.0 million in mortgage loans to the Company during 2004.

  Select Financial is also a customer that utilizes the Company's warehouse lending program offered through the Company's commercial loan division. Select Financial has an approved line of credit of $10.3 million at December 31, 2004. The average amount outstanding during 2004 was $1.5 million, with a high balance of $5.0 million and a balance at December 31, 2004, of $0.9 million. During 2004, Select Financial utilized this line 409 times. Robert and Marie Rondeau have personally guaranteed this line of credit.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and to furnish the Company with copies of all such reports. Based solely on its review of copies of such reports received by it, or written representations from certain reporting persons that no annual report of change in beneficial ownership is required, the Company believes that David V. Johnson, a former director of the Company, filed his Form 3 late on February 18, 2004, Richard S. Elsea reported a sale of shares that occurred on April 28, 2004 on a Form 4 filed on June 4, 2004, Charles Bazzy reported a sale of shares that occurred on February 18, 2004 on a Form 4 filed on June 23, 2004, Robert O. Rondeau reported the exercise of stock options that occurred on December 11, 2003 on a Form 4 filed on June 24, 2004, and Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie, Kirstin A. Hammond, Robert O. Rondeau, Charles Bazzy, James D. Coleman, Richard S. Elsea, John R. Kersten, a former director of the Company, C. Michael Kojaian, a former director of the Company, and David V. Johnson, reported a grant of stock options that occurred on March 18, 2003 on a Form 5 filed on February 13, 2004, and Michael Lucci, Sr. reported two purchases of shares that occurred on October 20, 2004 on a Form 5 filed on February 14, 2004. The Company believes that all other transactions that occurred during the year ended December 31, 2004 were satisfactorily reported.

Independent Auditors

Grant Thornton LLP served as the Company's independent auditors for the year ended December 31, 2004. A representative of Grant Thornton LLP is expected to be present at the Annual Meeting and available to respond to appropriate questions, and will have the opportunity to make a statement if he or she so desires.

The Sarbanes-Oxley Act of 2002 requires that the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. The Audit Committee appointed Grant Thornton LLP to serve as the Company's independent auditors to conduct an audit of the Company's financial statements for 2005.

Audit Fees

Aggregate fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements for the year ended December 31, 2004, and the review of financial statements included in the quarterly form 10-Q filed with the Securities and Exchange Commission for that year were $1,118,390. Fees billed in 2003 and 2002 totaled $425,000 and $311,099, respectively.

Other Fees

All aggregate fees billed for assurance and related services by Grant Thornton LLP that were reasonably related to the performance of the audit or review of the Company's financial statements for 2004, 2003, and 2002 were $25,000, $37,735 and $173,275, respectively. These services included fees for the audit of our 401k plan and some tax related services in 2002.

The Company's Audit Committee has concluded that the provision of services covered under the caption Other Fees is compatible with Grant Thornton LLP maintaining its independence. None of the hours expended on Grant Thornton's engagement to audit the consolidated financial statements for the year ended December 31, 2004, were attributed to work performed by persons other than Grant Thornton's full-time, permanent employees. No other fees were paid to Grant Thornton during 2004.

Stockholder Proposals

It is anticipated that the Company's Annual Meeting in 2006 will be held on May 10, 2006 and any stockholder who intends to present a proposal for action at that meeting and would like a copy of the proposal included in the Company's proxy materials must forward a copy of the proposal or proposals to the Company's principal executive office at 5151 Corporate Dr. Road, Troy, Michigan 48098, and it must be received by the Company not later than November 30, 2005. The Company will have discretionary authority to vote proxies on matters at the 2005 Annual Meeting if the matter is not included in the proxy statement and notice by a stockholder to consider the matter was not received by the Company prior to the deadline provided in the Company's Bylaws for such matters. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy relating to the 2005 Annual Meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

Other Matters

The Board of Directors is not aware of any other business to be presented for action by the stockholders at the 2005 Annual Meeting other than those matters described in this proxy statement and matters incident to the conduct of the 2005 Annual Meeting. If, however, any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors.

Miscellaneous

Individuals who have an interest in communicating directly with the Board of Directors or the non-management members of the Board of Directors may do so by directing the communication to the "Board of Directors" or "Lead Director". The Lead Director is the presiding director for non-management sessions of the Board of Directors. Any communications should be sent to the following address: Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan, 48098.

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Common Stock. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telegraph or telephone number without additional compensation.

The Company's 2004 Annual Report to Stockholders (the "Annual Report"), including financial statements, has been mailed to all persons who were stockholders of record as of the close of business on the Record Date. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Chief Financial Officer of the Company. The Annual Report is not to be treated as a part of this proxy solicitation material or as having been incorporated herein by reference.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MARY KAY RUEDISUELI

Mary Kay Ruedisueli
Secretary

Troy, Michigan
April 8, 2005

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were stockholders as of the Record Date upon written request to Michael W. Carrie, Chief Financial Officer, Flagstar Bancorp, Inc., 5151 Corporate Dr., Troy, Michigan 48098.

NATIONAL HEADQUARTERS

5151 CORPORATE DRIVE | TROY, MI 48098 | (800) 945-7700

MEMBER FDIC

EQUAL HOUSING LENDER

WWW.FLAGSTAR.COM

